Exhibit 99.2

IESI-BFC LTD. Annual Report 2010

Corporate Profile Through its subsidiaries, IESI-BFC Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, are leaders in their markets. The company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Proven performance management system We don’t just raise the bar every year and expect our team to achieve better performance. Our continuous improvement system works by giving our local managers the training and empowerment to think critically and act quickly in deploying strategies that are right for their markets and effective in enhancing the most important value creation metrics in our business. Predominantly open market focused Metropolitan areas present the best opportunity for us to assemble a critical mass of customers, achieve the highest possible asset utilization, and apply our price, volume and productivity strategies to continuously improve our return on capital. While we do have a component of contracted franchise business, we choose to operate primarily in open markets that are densely populated and support strong business growth. Well-balanced presence in both the USA and Canada Our status as North America’s third largest solid waste management company is built on a strong foundation of revenue and assets in the United States and Canada. We serve more than four million commercial, industrial and residential customers in North America. The size and diversification of our asset base lessens our exposure to any single business line or geographical area. Track record of accretive growth by acquisition The disciplined application of well-defined purchase methodologies and return criteria has allowed us to make more than 70 accretive acquisitions since 2002, which has created shareholder value. These acquisitions were designed to allow us to either enter new markets or increase efficiencies in existing markets. Industry-leading organic growth rates Our compound annual growth rates for revenue, Adjusted EBITDA(A) and free cash flow(B) over the past three years are 19%, 17% and 46%, respectively. While acquisitions have contributed meaningfully to these results, internal growth was once again a leading factor. We believe we have a distinct operating model that places a focus on organic growth. In 2010, our consolidated organic gross revenue growth was 6.7% compared to an average of 3.0% for our peer group. 1 2 3 5 4 Points of Distinction IESI-BFC Ltd. Annual Report 2010 1

IESI-BFC Ltd. Annual Report 2010 2 Fellow Shareholders In 2010, our Company once again distinguished itself as a growth leader in the North American solid waste management industry. With a number of significant acquisitions, complemented by organic expansion in the U.S. and Canada that surpassed our peer group, we made the most of a relatively modest economic recovery. In so doing, we demonstrated how much more effective we can be as a larger company. Today, we are North America’s third largest solid waste management business, a position built in just one decade since our founding. Yet, even as we evolved from modest beginnings into a continental powerhouse, our strategy has remained the same. Our strategy first focuses on building critical mass with the right collection, transfer and disposal assets in the right markets. We then manage these assets through a bottom-up process to achieve the optimal combination of price, volume and productivity metrics in each market. Finally, we give our front-line management teams the tools and training they need to increase return on capital in their markets. This approach underpins our Company’s organic growth and our acquisition programs and is the foundation of our success. As we enter our next decade, we are excited by the prospect of fully capitalizing on our size and strengths. Through further organic growth, we expect to continue to expand EBITDA(A) margins and generate higher free cash flow(B). We also believe that as a large operator, we can produce substantial incremental operating leverage from companies we acquire. Acquisitions, therefore, play a significant role in our operating model. Whether we complete a platform acquisition in a new market or acquire a company to tuck into our existing operations, we apply strict and well-defined acquisition methodologies and return criteria. This discipline has helped us create significant shareholder value through the more than 70 companies we have acquired since 2002. In 2010 alone, we acquired 14 companies, including Waste Services, Inc. or WSI. WSI was the seventh largest waste services provider in North America, having assets in four Canadian provinces and in Florida and with revenues of approximately $450 million. This was a highly strategic and accretive transaction for us. It gave us a presence in Florida, now included in our U.S. south reporting segment, and complemented our presence throughout Canada. The WSI assets have further diversified our business across customer segments, service lines and regions and increased our waste disposal internalization. The acquisition closed in July 2010 and, at the end of December, we had achieved $32 million in annual EBITDA(A) run-rate synergies – well above our anticipated range of $25 to $30 million. In December, we completed the acquisition of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC of St. Louis, Missouri for total cash consideration of $162.5 million. These are very attractive assets that complement our existing operations in that market. The landfill in particular, with its strategic proximity within St. Louis, substantially improves our operational presence. We are extremely pleased with this transaction, which aligned perfectly with our disciplined acquisition criteria. Our discipline as strategic buyers in 2010 was recently recognized with two Canadian Dealmaker Awards, an annual competition organized by Deloitte, The Globe & Mail, Lexpert and Thomson Reuters. The first award recognized our acquisition of WSI as the leading acquisition in the Industrials industry in Canada. The second, for Deal Team of the Year, recognized our overall excellence in deal making on multiple transactions. In 2010, we also positioned ourselves to retain balance sheet strength and flexibility. We ended the year with a consolidated debt-to-Adjusted EBITDA(A) ratio, on a pro forma basis, of 2.5 times. This puts us squarely within our long-term target range of 2.3 to 2.7 times. These were all big developments, but they do not overshadow the importance and the cumulative impact of the small improvements we make within our operations every day. We continue to focus on each of our local collection routes, identifying productivity opportunities and adding new customers. We also continue to develop relationships within the communities we serve, including participating in, and contributing to, local organizations. Even as a larger company, it is these everyday actions that make the difference. We will never lose sight of this fact.

FINANCIAL HIGHLIGHTS 2007-2010

Revenue
(US $ millions)



1500
1200
900
600
300
0
854
1,047
1,008
1,430
2007
2008
2009
2010

Adjusted EBITDA[A]
(US $ millions)



500
400
300
200
100
0
257
291
290
414
2007
2008
2009
2010

Free Cash Flow[B]
(US $ millions)



200
150
100
50
0
66
102
114
191
2007
2008
2009
2010

Improving Performance

We enhanced our performance across the board in 2010 as new milestones were set for key metrics. Revenue was $1.430 billion, compared to $1.008 billion in 2009, an increase of 41.8%. Our consolidated organic gross revenue growth was 6.7% compared to an average of 3.0% for our peer group. Core price growth was 2.5% and volume grew by 2.5%. Revenues from the recycled commodities we collect also increased and we plan to continue to grow and create more value in this important line of business.

Adjusted EBITDA[A] was $413.8 million, an increase of 42.5% compared to $290.4 million in 2009. Adjusted net income[A] was also higher, by 69.4% to $101.0 million from $59.6 million a year ago.

Free cash flow[B] improved by 67.6% to $191.3 million, representing a free cash flow margin of more than 13%, which was once again among the strongest performances in our sector.

[A] [B] For definitions of Adjusted EBITDA, Adjusted net income and Free cash flow, please refer to page 64.

To build on these record results will mean concentrating on the exact same fundamentals that propelled us to our present size, namely, the determination to continuously improve – regardless of the economic climate or competitive environment – in each region we serve.

Looking Ahead

As expected, we are adjusting well to our new size and the opportunities it brings. Integration of our newest assets is progressing on plan and we are realizing synergies while also creating the means to improve the organic growth rates of these assets.

While the broader economic recovery will take time, we believe conditions in our markets are conducive to ongoing growth and we will be relentless in pursuing it through our organic improvement strategies and our ongoing acquisition strategy that seeks companies and assets that meet our disciplined criteria.

But really, our focus is much longer term. We are thinking ahead and envisioning how our company will look a decade or more in the future. We believe that waste is a resource and that tremendous value can be mined by taking an innovative approach to its management. We continue to look at how alternative technologies for waste diversion will shape our industry and how we should be positioned for future realities.

In closing, I would like to thank our employees for a great job in 2010. With the dedication and hard work of our people, we are prepared for a bright future. Finally and as always, a sincere thank you to our customers and shareholders for your patronage and confidence. As we look ahead, we know that we can use our size to lead our industry in new ways and we appreciate your continued support.

Yours sincerely



Keith Carrigan
Vice Chairman and Chief Executive Officer

IESI-BFC Ltd. Annual Report 2010 3

IESI-BFC Ltd. –December 31, 2010 - 4 IESI-BFC Ltd. – MD&A for the year ended December 31, 2010 Disclaimer This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. Numerous important factors, including those specific to our acquisition of Waste Services, Inc. (“WSI”), could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A commencing on page 48. The list of factors is illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. Industry Overview The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States (“U.S.”). We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs. Corporate Overview As North America’s third largest full-service waste management company, we provide non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in 12 states and the District of Columbia in the U.S. and six provinces in Canada. We serve our customers with vertically integrated collection and disposal assets. On July 2, 2010, we completed our acquisition of WSI. WSI provided waste collection and disposal services in four Canadian provinces and the state of Florida in the U.S. WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment. WSI’s operating results have been included with our own since the date of acquisition. We have, however, presented gross revenues by service type, price, volume and acquisition on a comparable basis as if WSI’s operating results were combined with ours in the current and previously comparable quarter. In addition, we have elected to exclude corporate allocated costs from the operating results of our reportable segments. Accordingly, expenses specific to corporate activities have been presented separately from our reporting segments for each current and comparative period presented. Our U.S. south and northeast segments, collectively our U.S. business, operate under the IESI and WSI brands and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Illinois and the District of Columbia. Combined, our U.S. businesses operate 22 landfills, 45 transfer collection stations, 22 material recovery facilities (“MRFs”), two landfill gas to energy facilities, and one transportation operation.

IESI-BFC Ltd. –December 31, 2010 - 5 Our Canadian business operates under the BFI Canada and WSI brand names. We believe we are Canada’s largest waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. Our Canadian business also provides disposal services in the province of Saskatchewan. Our Canadian business owns or operates eight landfills, 18 transfer collection stations, 20 MRFs, and one landfill gas to energy facility. Readers are reminded that as we complete the integration and consolidation of our operations with WSI’s certain transfer collection stations or MRFs may be subject to consolidation and this consolidation may further reduce the number of facilities we operate in the future, all else equal. WSI Acquisition (all amounts are in thousands of shares and U.S. dollars, unless otherwise stated) On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI. The Agreement provided for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC Ltd. We executed the transaction pursuant to our strategy of growth through acquisition. Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction enables us to increase our internalization in the Canadian and U.S. northeast markets. We also believe this acquisition creates annual synergies and cash flow and earnings per share accretion, which we expect will enhance short and long-term returns to shareholders. We plan to direct the expected additional cash flow resulting from the combined performance of the companies towards any combination of the following: growth capital, accretive acquisitions, debt reduction, common share repurchases or dividend payments. We completed the acquisition on July 2, 2010 and issued 27,971 of our common shares to former WSI shareholders. Former WSI shareholders received 0.5833 common shares of IESI-BFC Ltd. for each share of WSI common stock issued and outstanding on July 2, 2010. Please refer to the Financial Condition – Disclosure of outstanding share capital section of this MD&A for additional details. In addition, we assumed WSI’s unexercised and outstanding options and warrants on closing which represents an obligation to issue a maximum of 505 and 194 common shares, respectively. Please refer to the Financial Condition – Disclosure of outstanding share capital section of this MD&A for additional details, including additional details pertaining to the exercise of stock options since the closing of the WSI acquisition. As outlined in the Liquidity and Capital Resources section of this MD&A, we amended our long-term debt facilities in Canada and the U.S. to facilitate the acquisition of WSI. Monies available from these facilities were used to repay WSI’s indebtedness outstanding at closing. In addition, the credit facilities were upsized to reflect the size of the newly combined operations in both Canada and the U.S. Pricing was increased to levels commensurate with market and maturities were extended to four years from the close of the transaction. Please refer to the Liquidity and Capital Resources section of this MD&A for additional details. Financial Reporting Changes On September 7, 2010, we announced that for the interim period ended September 30, 2010 and the year ended December 31, 2010, we have been granted exemptive relief by the Canadian securities regulatory authorities which allows us to discontinue the preparation, disclosure and filing of a reconciliation between our reported financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and Canadian generally accepted accounting principles (“Canadian GAAP”). We believe that this reconciliation, which would no longer be required under proposed changes to Canadian securities laws, is of limited use to investors because we have been reporting in U.S. GAAP since March 31, 2009 and the changes in our business since that time (including the acquisition of WSI) mean that the Canadian GAAP-reconciled financial information is no longer readily comparable between periods or years.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the year ended December 31, 2010 and has been prepared with all available information up to and including March 9, 2011. All amounts are reported in U.S. dollars, unless otherwise stated, and have been prepared in accordance with U.S. GAAP. This discussion should be read in conjunction with our consolidated financial statements ("financial statements"), including notes thereto, and MD&A for the years ended December 31, 2009 and December 31, 2008, respectively, both of which are filed on *www.sec.gov* and *www.sedar.com.*

Foreign Currency Exchange ("FX") Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial information with our peers and to reduce foreign currency fluctuations in our reported amounts resulting from a significant portion of our assets, liabilities and operations residing in the U.S. and transacted in U.S. dollars. We remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar. As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting. Our consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss. Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements. Accordingly, our U.S. results retain their original values when expressed in our reporting currency. Translation adjustments are only included in the determination of net income or loss when we realize a reduction in investments we hold in foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates included in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2010			2009		
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income	
	Current	Average	Cumulative Average	Current	Average	Cumulative Average
March 31	$ 0.9846	$ 0.9607	$ 0.9607	$ 0.7935	$ 0.8030	$ 0.8030
June 30	$ 0.9429	$ 0.9731	$ 0.9669	$ 0.8602	$ 0.8568	$ 0.8290
September 30	$ 0.9711	$ 0.9624	$ 0.9654	$ 0.9327	$ 0.9113	$ 0.8547
December 31	$ 1.0054	$ 0.9873	$ 0.9708	$ 0.9555	$ 0.9467	$ 0.8760

IESI-BFC Ltd. –December 31, 2010 - 6

FX Impact on Consolidated Annual Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the year ended December 31, 2010.

					Year ended
	December 31, 2009	**December 31, 2010**	**December 31, 2010**	**December 31, 2010**	**December 31, 2010**
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Consolidated Statement of Operations					
Revenues	$ 1,008,466	**$ 364,282**	**$ 1,372,748**	**$ 57,017**	**$ 1,429,765**
Operating expenses	588,104	**220,907**	**809,011**	**30,962**	**839,973**
Selling, general and administration ("SG&A")	136,846	**47,194**	**184,040**	**8,825**	**192,865**
Restructuring expenses	-	**4,719**	**4,719**	**461**	**5,180**
Amortization	156,702	**43,128**	**199,830**	**7,836**	**207,666**
Net gain on sale of capital and landfill assets	(198)	**(176)**	**(374)**	**(40)**	**(414)**
Operating income	127,012	**48,510**	**175,522**	**8,973**	**184,495**
Interest on long-term debt	34,225	**13,120**	**47,345**	**1,441**	**48,786**
Net foreign exchange loss	276	**(223)**	**53**	**(6)**	**47**
Net gain on financial instruments	(1,562)	**(3,940)**	**(5,502)**	**9**	**(5,493)**
Conversion costs	298	**(298)**	**-**	**-**	**-**
Other expenses	162	**2,779**	**2,941**	**269**	**3,210**
Income before net income tax expense and net loss from equity accounted investee	93,613	**37,072**	**130,685**	**7,260**	**137,945**
Net income tax expense	39,885	**13,276**	**53,161**	**2,497**	**55,658**
Net loss from equity accounted investee	-	**106**	**106**	**12**	**118**
Net income	$ 53,728	**$ 23,690**	**$ 77,418**	**$ 4,751**	**$ 82,169**
Adjusted EBITDA[(A)]	$ 290,449	**$ 104,781**	**$ 395,230**	**$ 18,596**	**$ 413,826**
Adjusted operating income[(A)]	$ 133,945	**$ 61,865**	**$ 195,810**	**$ 10,764**	**$ 206,574**
Adjusted net income[(A)]	$ 59,591	**$ 32,413**	**$ 92,004**	**$ 8,972**	**$ 100,976**
Free cash flow[(B)] (see page 16)	$ 114,109	**$ 67,659**	**$ 181,768**	**$ 9,532**	**$ 191,300**

Review of Operations - For the year ended December 31, 2010

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada. Accordingly, a portion of our operating results are denominated in Canadian dollars. Please refer to the tables above for additional details regarding the impact of FX on our comparative operating results.

Revenues

	Year ended December 31		
	2010	2009	Change
Total	**$ 1,429,765**	$ 1,008,466	$ 421,299
Canada	**$ 584,141**	$ 349,288	$ 234,853
U.S. south	**$ 502,308**	$ 340,187	$ 162,121
U.S. northeast	**$ 343,316**	$ 318,991	$ 24,325

IESI-BFC Ltd. –December 31, 2010 - 7

Gross revenue by service type
(prepared on a comparable basis)
The following table compares gross revenues for the year ended December 31, 2010 to the comparative year by service offering. This table has been prepared on a "comparable basis", which includes WSI's results as if WSI's operations were combined with ours in the current and previously comparable year.

	Year ended December 31, 2010				Year ended December 31, 2009			
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue
Commercial	$ 296,606	35.5	$ 297,753	26.9	$ 278,173	37.4	$ 265,616	26.6
Industrial	142,447	17.0	157,470	14.3	132,057	17.7	149,106	14.9
Residential	130,960	15.6	229,228	20.8	123,008	16.5	207,337	20.8
Transfer and disposal	221,175	26.4	363,233	32.9	184,063	24.8	338,734	33.9
Recycling and other	46,006	5.5	55,984	5.1	27,148	3.6	38,218	3.8
Gross revenues	837,194	100.0	1,103,668	100.0	744,449	100.0	999,011	100.0

Gross revenue growth or decline components – expressed in percentages and excluding FX
(prepared on a comparable basis for 2010 only)
The table below has been prepared on a "comparable basis" as outlined above. However, component percentages presented for 2009 have not been prepared on a comparable basis and accordingly do not include WSI's results.

	Year ended December 31, 2010		Year ended December 31, 2009	
	Canada	U.S.	Canada	U.S.
Price				
Core price	3.1	2.1	3.2	2.2
Fuel surcharges	0.7	0.4	(1.0)	(2.6)
Recycling and other	0.6	1.6	(0.2)	(1.5)
Total price growth (decline)	4.4	4.1	2.0	(1.9)
Volume	4.3	1.1	(0.6)	(2.3)
Total organic gross revenue growth (decline)	8.7	5.2	1.4	(4.2)
Acquisitions, net of divestitures	3.8	5.6	1.5	1.9
Total gross revenue growth (decline)	12.5	10.8	2.9	(2.3)

The increase in Canadian segment gross revenues is approximately C$92,700. On a "comparable basis", prepared as if WSI's operations were combined with ours in the current and previously comparable year, our Canadian segment delivered price growth in every service line, excluding industrial. While industrial pricing was down comparatively, comparative volumes increased resulting in a net increase to gross revenue growth over the comparative period a year ago. The divestiture of certain assets in the third and fourth quarters also resulted in a comparable decline in commercial volumes, as expected. However, higher comparable pricing in our commercial service line more than compensated for the volume decline attributable to asset divestitures. Comparable volume gains are the result of higher landfill volumes, new contract wins and strong organic growth. Other "tuck-in" acquisitions and higher fuel surcharges also contributed to the comparable increase.

IESI-BFC Ltd. –December 31, 2010 - 8

U.S. south gross revenue growth, presented on a "comparable basis", increased approximately $82,200. U.S. south segment gross revenues increased on the back of strong pricing growth which grew across all service lines. All of our U.S. south service lines also delivered comparative volume growth. Other "tuck-in" acquisitions and fuel surcharges also contributed to gross revenue growth year over year.

Gross revenues in our U.S. northeast segment increased as well, approximately $22,200. Gross revenue growth in our U.S. northeast segment benefited from stronger year over year pricing. Landfill pricing was the only service line that experienced a decline. Attracting volumes at our landfills in combination with the mix of waste materials received is the primary cause for the decline in pricing. The return of commodity pricing delivered a strong contribution to year-to-date gross revenue growth as did an increase in the volume of materials processed. Volume growth was most pronounced in our landfill and industrial service lines, but was partially offset by declines in all other service offerings. Acquisitions and marginally higher fuel prices also contributed to year-to-date gross revenue growth.

Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Year ended December 31		
	2010	2009	Change
Total	**$ 839,973**	$ 588,104	$ 251,869
Canada	**$ 317,210**	$ 178,147	$ 139,063
U.S. south	**$ 306,903**	$ 209,279	$ 97,624
U.S. northeast	**$ 215,860**	$ 200,678	$ 15,182

The comparative increase is due to FX, approximately $31,000, higher operating expenses attributable to our acquisition of WSI, other "tuck-in" acquisitions, and higher collected waste volumes in our pre-existing base business. The increase in revenues, due largely to acquisitions, brought about higher disposal, labour and vehicle operating costs, approximately $73,000, $71,300 and $52,500, respectively. Higher subcontract costs, approximately $10,100, insurance and higher commodity rebates, due to higher comparative commodity pricing, are the largest contributors to the balance of the increase. The increase in commodity rebates was most notable in the U.S. northeast and Canada. At 58.7%, current year operating expenses as a percentage of reportable revenues is consistent with the 58.3% achieved in the prior year. While we have benefited from lower insurance costs as a percentage of reportable revenues, subcontract costs, repairs and maintenance and labour costs have risen when expressed as a percentage of reportable revenues due principally to the composition of revenues we acquired on our acquisition of WSI and other acquisitions completed in the year. We are satisfied that we are realizing the synergies we expected from the acquisition of WSI and we expect to realize additional synergies in the coming year.

SG&A

	Year ended December 31		
	2010	2009	Change
Total	**$ 192,865**	$ 136,846	$ 56,019
Canada	**$ 49,955**	$ 30,497	$ 19,458
U.S. south	**$ 53,141**	$ 37,999	$ 15,142
U.S. northeast	**$ 30,012**	$ 28,076	$ 1,936
Corporate	**$ 59,757**	$ 40,274	$ 19,483

Excluding the impact of FX, approximately $8,800, the comparable increase is the result of higher SG&A expense attributable to our acquisition of WSI, other "tuck-in" acquisitions and organic growth. The increase is primarily attributable to salaries, approximately $23,400, which includes approximately $7,500 of fair value changes in stock options (expressed net of FX). Facility and other SG&A cost increases, approximately $9,700 and $4,200, respectively, also contributed to the comparative increase.

IESI-BFC Ltd. –December 31, 2010 - **9**

Corporate SG&A includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions. Corporate SG&A also includes transaction and related costs and fair value changes to stock options, approximately $8,000 and $7,500, respectively, before FX. While we experienced an increase in corporate SG&A costs resulting from our acquisition of WSI, due largely to higher salaries and facility and office costs, and higher fair value changes in stock options, the comparative decline in transaction and related costs, corporate reorganization costs, coupled with the recovery of professional fees incurred in our defense of an anti-trust lawsuit, more than offset these increases. As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, is 12.3% (2009 – 13.0%). Rationalizing personnel and operating locations, resulting principally from the acquisition of WSI, is the primary reason for the comparative improvement. We continue to integrate WSI with our existing operations with the goal of reducing SG&A expense. We are satisfied that we are realizing the synergies we expected from the acquisition of WSI and we expect to realize additional synergies in the coming year.

Restructuring expenses

	Year ended December 31		
	2010	2009	Change
Total	$ 5,180	$ -	$ 5,180
Canada	$ -	$ -	$ -
U.S. south	$ -	$ -	$ -
U.S. northeast	$ -	$ -	$ -
Corporate	$ 5,180	$ -	$ 5,180

We have incurred restructuring expenses as part of our integration of WSI into our pre-existing business. Restructuring expenses include costs incurred to integrate various operating locations, exiting certain properties and building and office leases, employee severance and employee relocation costs. Restructuring expenses are classified as corporate expenses as the decision to incur these costs is typically initiated by corporate. We expect to incur additional restructuring expenses in the coming year which we estimate will amount to approximately $2,000.

Amortization

	Year ended December 31		
	2010	2009	Change
Total	$ 207,666	$ 156,702	$ 50,964
Canada	$ 79,325	$ 48,240	$ 31,085
U.S. south	$ 67,555	$ 48,217	$ 19,338
U.S. northeast	$ 58,799	$ 58,973	$ (174)
Corporate	$ 1,987	$ 1,272	$ 715

Higher amortization expense is largely attributable to our acquisition of WSI. The contribution by WSI to the year over year increase is most noticeable in our Canadian and U.S. south segments. Higher FX, approximately $7,800, also contributed to the comparative increase in Canadian segment amortization expense. Other "tuck-in" acquisitions and replacement and growth capital purchases to service existing contracts and organic growth, principally in our Canadian and U.S. south segments, also contributed to the rise in amortization expense. Excluding the impact of WSI, our Canadian business recorded lower intangible amortization expense due to fully amortized intangibles.

The increase in corporate amortization expense is due to the acquisition of WSI's corporate assets.

IESI-BFC Ltd. –December 31, 2010 - 10

IESI-BFC Ltd. –December 31, 2010 - 11 Net gain on sale of capital and landfill assets 2010 2009 Change Total (414) $ (198) $ (216) $ Canada (406) $ (157) $ (249) $ U.S. (8) $ (41) $ 33 $ Corporate - $ - $ - $ Year ended December 31 We dispose of certain equipment as a matter of normal course. These dispositions are generally the result of asset retirements. Normal course disposals were not significant individually or in aggregate. Interest on long-term debt 2010 2009 Change Total 48,786 $ 34,225 $ 14,561 $ Year ended December 31 Interest expense in Canada totaled approximately $14,800 compared to approximately $9,000 in the comparative period a year ago. FX contributed approximately $1,400 to the approximately $5,800 increase. Our U.S. business incurred interest charges of approximately $34,000 compared to approximately $25,200 in the prior year. As previously noted, we financed a portion of the WSI acquisition with long-term debt drawings. Accordingly, the increase in interest on long-term debt is principally attributable to the increase in indebtedness resulting from this financing. We attribute approximately $8,800 of the increase to financing a portion of the WSI acquisition with long-term borrowings and approximately $3,000 to market rate adjustments related to us entering into our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) in Canada and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) in the U.S. Excluding financings attributable to the acquisition of WSI and market rate adjustments to our Canadian and U.S. facilities, higher comparative interest rates also contributed to the increase in interest expense for our U.S and Canadian businesses. In addition, year-to-date borrowings were also higher due to other “tuck-in” acquisitions completed in the year. The write-off of certain deferred financing costs incurred in connection with us entering into our new U.S. facility also contributed to the increase. We also incurred a one-time interest charge in connection with the defeasance of WSI’s high yield notes totaling approximately $1,700. All else equal, proceeds from share offerings completed in March and June of 2009, which we applied to U.S. borrowings in the same year, partially offset the increase in comparative year-to-date interest expense for our U.S. business. Net foreign exchange loss 2010 2009 Change Total 47 $ 276 $ (229) $ Year ended December 31 Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency. Gains and losses are not attributable to one significant transaction or series of transactions.

IESI-BFC Ltd. –December 31, 2010 - 12 Net gain on financial instruments 2010 2009 Change Total (5,493) $ (1,562) $ (3,931) $ Year ended December 31 Financial instrument gains are due principally to fair value changes in certain interest rate swaps resulting from year-to-year movements in interest rates. Changes in the fair value of funded landfill post-closure costs and fuel hedges account for the balance of the change. We have not designated certain interest rate swaps and fuel hedges as hedges for accounting purposes. Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments in our consolidated statement of operations and comprehensive income. Conversion Costs 2010 2009 Change Total - $ 298 $ (298) $ Year ended December 31 Conversion costs incurred in 2009 represent professional fees incurred on the final wind-up of the BFI Canada Income Fund (the “Fund”) and Ridge Landfill Trust and were incurred exclusively in Canada. Other expenses 2010 2009 Change Total 3,210 $ 162 $ 3,048 $ Year ended December 31 Other expenses for the year ended December 31, 2010 include bonuses incurred to retain certain former WSI executives and a one-time transaction bonus for an executive of IESI-BFC Ltd. Other expenses also include management bonuses related to certain acquisitions completed in prior years. Net income tax expense 2010 2009 Change Total 55,658 $ 39,885 $ 15,773 $ Year ended December 31 The increase in net income tax expense in our Canadian business is due largely to the acquisition of WSI. For the year ended December 31, 2010, net income tax expense was approximately $25,600, representing a comparative increase of approximately $1,900. Strong performance in our pre-existing business, other “tuck-in” acquisitions and the WSI acquisition combined to increase current income tax expense approximately $14,300 year over year. The increase in deferred tax recoveries, approximately $12,400, were due in large part to a decline in the carrying value of intangible and capital assets in excess of their tax basis. The increase in net income tax expense in our U.S. business is due in large part to an increase in deferred income tax expense, approximately $12,000. Current taxes in the U.S. were up slightly, approximately $1,900. Higher income subject to tax, due in part to income contributions from the acquisition of WSI and other “tuck-in” acquisitions, has increased our use of loss carryforwards and is the primary cause of the comparative increase in deferred income tax expense. Income tax expense at the combined basic rate totaled approximately $49,700. State and withholding taxes, approximately $2,100, and net revisions to tax rates and certain tax bases, approximately $2,300, are the primary contributors to income tax expense beyond income tax expense at the combined basic rate. Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

IESI-BFC Ltd. –December 31, 2010 - 13 Net loss from equity accounted investee 2010 2009 Change Total 118 $ - $ 118 $ Year ended December 31 The net loss from equity our accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed using the consolidation method. Review of Operations - For the three months ended December 31, 2010 (all amounts are in thousands of U.S. dollars, unless otherwise stated) Three months ended December 31 Canada U.S. south U.S. northeast Corporate Total Revenues 181,584 $ 158,760 $ 89,535 $ - $ 429,879 $ Operating expenses 102,677 96,609 55,975 - 255,261 SG&A 16,509 17,433 7,499 14,745 56,186 Restructuring expenses 1,388 1,388 Amortization 25,666 21,819 15,705 (927) 62,263 Net gain on sale of capital and landfill assets (33) Operating income (loss) 36,732 22,899 10,356 (15,206) 54,814 Interest on long-term debt 14,822 Net foreign exchange loss 33 Net gain on financial instruments (2,245) Other expenses 2,566 Income before net income tax expense and net loss from equity accounted investee 39,638 Net income tax expense 17,953 Net loss from equity accounted investee 2 Net income 21,683 $ 2010 Three months ended December 31 Canada U.S. south U.S. northeast Corporate Total Revenues 96,473 $ 86,882 $ 79,107 $ - $ 262,462 $ Operating expenses 48,463 53,063 50,609 - 152,135 SG&A 8,449 10,232 6,814 15,402 40,897 Amortization 10,659 12,695 12,314 332 36,000 Net gain on sale of capital and landfill assets (70) Operating income (loss) 28,902 10,892 9,370 (15,734) 33,500 Interest on long-term debt 7,979 Net foreign exchange loss 38 Net gain on financial instruments (696) Conversion costs 90 Other expenses 53 Income before net income tax expense 26,036 Net income tax expense 16,161 Net income 9,875 $ 2009

FX Impact on Consolidated Quarterly Results

The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended December 31, 2010.

					Three months ended
	December 31, 2009	December 31, 2010	December 31, 2010	December 31, 2010	December 31, 2010
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Condensed Consolidated Statement of Operations					
Revenues	$ 262,462	$ 156,536	$ 418,998	$ 10,881	$ 429,879
Operating expenses	152,135	96,751	248,886	6,375	255,261
SG&A	40,897	13,698	54,595	1,591	56,186
Restructuring expenses	-	1,310	1,310	78	1,388
Amortization	36,000	24,651	60,651	1,612	62,263
Net gain on sale of capital and landfill assets	(70)	35	(35)	2	(33)
Operating income	33,500	20,091	53,591	1,223	54,814
Interest on long-term debt	7,979	6,519	14,498	324	14,822
Net foreign exchange loss	38	(7)	31	2	33
Net gain on financial instruments	(696)	(1,522)	(2,218)	(27)	(2,245)
Conversion costs	90	(90)	-	-	-
Other expenses	53	2,264	2,317	249	2,566
Income before net income tax expense and net loss from equity accounted investee	26,036	12,927	38,963	675	39,638
Net income tax expense	16,161	1,537	17,698	255	17,953
Net loss from equity accounted investee	-	3	3	(1)	2
Net income	$ 9,875	$ 11,387	$ 21,262	$ 421	$ 21,683
Adjusted EBITDA(A)	$ 75,363	$ 44,658	$ 120,021	$ 2,966	$ 122,987
Adjusted operating income(A)	$ 39,433	$ 19,813	$ 59,246	$ 1,511	$ 60,757
Adjusted net income(A)	$ 15,039	$ 10,807	$ 25,846	$ 972	$ 26,818
Free cash flow(B) **(see page 16)**	$ 23,505	$ 18,347	$ 41,852	$ 172	$ 42,024

Revenues

Gross revenue by service type

(prepared on a comparable basis)

The following table compares gross revenues for the three months ended December 31, 2010 to the comparative period by service offering. This table has been prepared on a "comparable basis", which includes WSI's results as if WSI's operations were combined with ours in the current and previously comparable quarter.

	Three months ended December 31, 2010				Three months ended December 31, 2009			
	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue	Canada - stated in thousands of Canadian dollars	Canada - percent-age of gross revenue	U.S.	U.S. - percent-age of gross revenue
Commercial	$ 71,347	34.3	$ 76,090	27.3	$ 69,729	36.4	$ 71,681	28.2
Industrial	34,063	16.3	39,168	14	32,401	16.9	35,746	14.0
Residential	32,847	15.7	60,322	21.6	32,081	16.8	53,312	20.9
Transfer and disposal	58,477	28	89,765	32.2	48,820	25.5	83,943	33.0
Recycling and other	11,870	5.7	13,642	4.9	8,379	4.4	9,955	3.9
Gross revenues	$ 208,604	100	$ 278,987	100	191,410	100.0	254,637	100.0

IESI-BFC Ltd. –December 31, 2010 - 14

Gross revenue growth or decline components – expressed in percentages and excluding FX (prepared on a comparable basis for 2010))
As a result of our acquisition of WSI, we have prepared the table below on a "comparable basis" as outlined above. However, component percentages presented for 2009 have not been prepared on a comparable basis and accordingly do not include WSI's results.

	Three months ended December 31, 2010		Three months ended December 31, 2009	
	Canada	**U.S.**	Canada	U.S.
Price				
Core price	**2.4**	**1.0**	3.2	1.8
Fuel surcharges	**0.9**	**0.5**	(0.6)	(2.2)
Recycling and other	**0.7**	**1.0**	-	0.6
Total price growth	**4.0**	**2.5**	2.6	0.2
Volume	**2.3**	**1.3**	0.3	(0.1)
Total organic gross revenue growth	**6.3**	**3.8**	2.9	0.1
Acquisitions, net of divestitures	**2.7**	**5.8**	0.4	1.9
Total gross revenue growth	**9.0**	**9.6**	3.3	2.0

On a "comparable basis", our Canadian segment delivered price growth in every service line, excluding industrial. While industrial pricing was down comparatively, comparative volumes increased resulting in a net increase to gross revenue growth over the comparative period a year ago. The divestiture of certain assets in the current and previous quarter also resulted in a comparable decline in commercial volumes, as expected. However, higher comparable pricing in our commercial service line more than compensated for the volume decline attributable to asset divestitures. Comparable volume gains are the result of higher landfill volumes, new contract wins and strong organic growth. Other "tuck-in" acquisitions, FX, and higher fuel surcharges also contributed to the comparable increase.

With the exception of slightly lower pricing in our transfer and disposal service line, pricing and volumes were up comparably across all service lines in our U.S. south segment. While pricing was lower in our transfer and disposal service line, comparable volume gains more than offset this decline. Higher fuel surcharges and other "tuck-in" acquisitions contributed to the balance of growth in comparable gross revenues.

Gross revenues in our U.S. northeast segment increased as well. Excluding pricing in our residential service line, all of our service lines enjoyed higher price, or pricing that was largely unchanged, over the comparable period a year ago. The decline in residential pricing, while not significant, was due to lost business year over year which also contributed to lower volumes as well. Recycling volumes were also down slightly as were net transfer and disposal volumes. Higher comparative pricing more than offset the volume declines in each of these two service offerings and comparative volumes increased across all remaining business lines. Fuel surcharges remained flat comparatively, while "tuck-in" acquisitions contributed to the balance of gross revenue growth in the U.S. northeast.

Operating expenses
The comparative increase is due to FX, approximately \$6,400, higher operating expenses attributable to our acquisition of WSI, other "tuck-in" acquisitions, and higher collected waste volumes in our pre-existing base business. The increase in revenues, due largely to acquisitions, is the primary reason for higher comparative disposal, labour and vehicle operating and maintenance expenses, which increased approximately \$32,000, \$31,600 and \$24,100, respectively. In addition, higher subcontract costs, approximately \$4,600, insurance and higher commodity rebates, due to higher comparative commodity pricing, are the largest contributors to the balance of the period over period increase. The increase in commodity rebates was most notable in the U.S. northeast and Canada. At 59.4%, fourth quarter operating expenses as a percentage of reportable revenues is higher than the 58.0% achieved in the comparative period. While we have benefited from lower insurance costs as a percentage of reportable revenues, subcontract costs, repairs and maintenance and labour costs have risen when expressed as a percentage of reportable revenues due principally to the composition of revenues we acquired on our acquisition of WSI and other acquisitions completed in the year.

IESI-BFC Ltd. –December 31, 2010 - 15

IESI-BFC Ltd. –December 31, 2010 - 16 SG&A Excluding the impact of FX, approximately $1,600, the increase in SG&A expense is due to the acquisition of WSI, other “tuck-in” acquisitions and organic growth. The increase is primarily attributable to higher salaries, facility and other SG&A costs, approximately $10,500, $4,300 and $1,200, respectively, which are due in large part to our acquisition of WSI and other “tuck-in” acquisitions. As outlined for the year ended December 31, 2010, corporate SG&A includes transaction and related costs and fair value changes to stock options, each of which contributed approximately $2,200 to the comparative increase. While we experienced an increase in corporate SG&A costs resulting from our acquisition of WSI, due largely to higher salaries and facility and office costs and higher fair value changes in stock options, the comparative decline in transaction and related costs, corporate reorganization costs, coupled with the recovery of professional fees incurred in our defense of an anti-trust lawsuit, more than offset these increases. Restructuring expenses We have incurred restructuring expenses as part of our integration of WSI into our pre-existing business. Amortization Higher amortization expense is largely attributable to our acquisition of WSI and is the single largest contributor to the period over period increase recognized in our Canadian and U.S. south segments. Higher FX, approximately $1,600, also contributed to the comparative increase in Canadian segment amortization. Other “tuck-in” acquisitions and replacement and growth capital purchases to service existing contracts and organic growth, which was most notable in our Canadian and U.S. south segments, also contributed to the rise in amortization expense. Excluding the impact of WSI, our Canadian business recorded lower intangible amortization expense due to fully amortized intangibles. Explanations for the quarterly changes in net gain on sale of capital and landfill assets, interest on long-term debt, net foreign exchange loss, net gain on financial instruments, conversion costs, other expenses, net income tax expense and net loss from equity accounted investee are consistent with those outlined in the Review of Operations – For the year ended December 31, 2010 section of this MD&A. Other Performance Measures - For the year ended December 31, 2010 (all amounts are in thousands of U.S. dollars, unless otherwise stated) Free cash flow (B) Purpose and objective The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry and to provide investors and analysts an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment. In 2009, our calculation of free cash flow(B) did not deduct acquisition and related costs or non-recurring costs. Accordingly, comparative free cash flow(B) amounts have been adjusted to conform to the current period’s presentation.

Free cash flow[B] - cash flow approach

	2010	2009	Change
		Year ended December 31	
Cash generated from operating activities (statement of cash flows)	$ 293,861	$ 256,269	$ 37,592
Operating and investing			
Reorganization costs (non-recurring capital tax)	-	1,315	(1,315)
Stock option expense	8,336	2,006	6,330
Acquisition and related costs	8,563	3,612	4,951
Restructuring expenses	5,180	-	5,180
Conversion costs	-	298	(298)
Other expenses	3,210	162	3,048
Write-off of landfill development assets	(290)	(77)	(213)
Changes in non-cash working capital items	14,612	(27,304)	41,916
Capital and landfill asset purchases	(142,641)	(122,276)	(20,365)
Financing			
Interest on long-term debt - high yield defeasance interest	1,663	-	1,663
Purchase of restricted shares	(1,241)	(172)	(1,069)
Net realized foreign exchange loss	47	276	(229)
Free cash flow[B]	$ 191,300	$ 114,109	$ 77,191

Free cash flow[B] – adjusted EBITDA[A] approach

We typically calculate free cash flow[B] using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	2010	2009	Change
		Year ended December 31	
Adjusted EBITDA[A]	$ 413,826	$ 290,449	$ 123,377
Restricted share expense	1,977	1,485	492
Purchase of restricted shares	(1,241)	(172)	(1,069)
Capital and landfill asset purchases	(142,641)	(122,276)	(20,365)
Landfill closure and post-closure expenditures	(5,749)	(7,145)	1,396
Landfill closure and post-closure cost accretion expense	3,827	3,130	697
Interest on long-term debt	(48,786)	(34,225)	(14,561)
Interest on long-term debt - high yield defeasance interest	1,663	-	1,663
Non-cash interest expense	4,672	2,902	1,770
Current income tax expense	(36,248)	(20,039)	(16,209)
Free cash flow[B]	$ 191,300	$ 114,109	$ 77,191

Free cash flow[B] increased over the comparative year, approximately $67,700, excluding FX. The acquisition of WSI contributed to the growth in free cash flow[B] and adjusted EBITDA[A] that we enjoyed on a comparative basis. In addition, we realized significant improvements to free cash flow[B] and adjusted EBITDA[A] resulting from strong organic and other "tuck-in" acquisition contributions. Higher debt levels resulting from the acquisition of WSI and higher interest rates in Canada and the U.S. partially offset adjusted EBITDA[A] improvements. Higher capital and landfill asset purchases, due in large part to the acquisition of WSI and other "tuck-in" acquisitions completed in the year also partially offset the increase in adjusted EBITDA[A]. Cash taxes also rose in the year, most notably in Canada. Higher Canadian cash taxes are the result of strong organic growth in our base business, coupled with the acquisition of WSI. WSI's Canadian operations had no meaningful loss carryforwards to shelter income subject to tax. Please refer to the Review of Operations – For the year ended December 31, 2010 section of this MD&A for additional details of the year over year improvements to adjusted EBITDA[A], interest on long-term debt and current income tax expense. Details of the change in capital and landfill asset purchases are outlined in the section below.

IESI-BFC Ltd. –December 31, 2010 - 17

IESI-BFC Ltd. –December 31, 2010 - 18 Capital and landfill purchases Capital and landfill purchases characterized as replacement and growth expenditures are as follows: 2010 2009 Change Replacement 100,578 $ 73,674 $ 26,904 $ Growth 42,063 48,602 (6,539) Total 142,641 $ 122,276 $ 20,365 $ Year ended December 31 Capital and landfill purchases - replacement Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B). Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills. Excluding the impact of FX, replacement expenditures increased. The increase is principally attributable to the Canadian business. Replacement land and building expenditures resulting from the integration of certain locations coupled with higher comparative vehicle spending due to the timing of spend and replacement of ageing WSI acquired equipment are the primary reasons for the increase. U.S. replacement expenditures also increased, due largely to the WSI acquisition and comparative differences in the timing of spending. Capital and landfill purchases - growth Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B). Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth. Fewer comparative contract wins, most notably in our U.S. business, is the primary reason for the decline in comparable growth expenditures. Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Dividends
(all amounts are in Canadian dollars)

2011
Our expected dividend record and payment dates, and payment amounts per share, are as follows:

Expected dividend (payable quarterly)

Expected record date	Expected payment date		Dividend amounts per share - stated in Canadian dollars
March 31, 2011	April 15, 2011	$	0.125
June 30, 2011	July 15, 2011		0.125
September 30, 2011	October 14, 2011		0.125
December 31, 2011	January 16, 2012		0.125
Total		$	0.500

2010
Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual or expected dividend (paid quarterly)

Actual or expected record date	Actual or expected payment date		Dividend amounts per share and PPS equivalent - stated in Canadian dollars [(1)]
March 31, 2010	April 15, 2010	$	0.125
June 30, 2010	July 15, 2010		0.125
September 30, 2010	October 15, 2010		0.125
December 31, 2010	January 14, 2011		0.125
Total		$	0.500

Note:
(1) Participating preferred shares ("PPSs") issued by IESI Corporation ("IESI") are exchangeable into common shares of IESI-BFC Ltd. (the "Company") on a one for one hundred basis. In this MD&A, reference to "PPS equivalent" refers to the number of shares issuable by the Company upon a PPS exchange. Dividends per PPS equivalent are expressed on the same basis. Effective December 31, 2010, all PPSs were exchanged into common shares of the Company.

We expect to fund all of our 2011 dividend payments from free cash flow[(B)] generated by our Canadian business. Funding all of the dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars. We have also designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Selected Annual Information
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	Year ended December 31					
		2010		2009		2008
Revenues	**$**	**1,429,765**	$	1,008,466	$	1,046,803
Net income	**$**	**82,169**	$	53,728	$	54,959
Net income per share, trust unit and PPS equivalent, basic	**$**	**0.77**	$	0.64	$	0.80
Net income per share, trust unit and PPS equivalent, diluted	**$**	**0.76**	$	0.63	$	0.80
Total assets	**$**	**3,390,487**	$	1,997,587	$	1,932,919
Total long-term liabilities	**$**	**1,441,163**	$	803,189	$	965,460
Dividends declared, per weighted average share, trust unit and PPS equivalent	**$**	**0.50**	$	0.92	$	1.38

Revenues
2010-2009
The increase in revenues is detailed in the Review of Operations – Revenues section of this MD&A.

IESI-BFC Ltd. –December 31, 2010 - **19**

IESI-BFC Ltd. –December 31, 2010 - 20 2009-2008 Excluding the impact of FX, approximately $24,400, Canadian revenues increased year over year. Core price and acquisition growth contributed to the increase while fuel surcharges declined comparatively due in large part to lower diesel fuel costs. Lower volumes, most notably in our industrial collection line, were a partial offset to core price and acquisition growth. A decline in recycled materials pricing accounted for the balance of the change. U.S. south segment gross revenues increased on the back of stronger core price, acquisition and volume growth. We enjoyed volume growth from our commercial and residential service lines, as a result of increased sales efforts and contract wins. This volume growth was partially offset by lower comparative industrial volumes, which was attributable to the softer economic environment. Lower comparative fuel surcharges was the primary offset to gross revenue growth as a result of lower comparative diesel fuel costs. A comparative decline in recycled materials pricing represented the balance of the comparative change. Gross revenues in our U.S. northeast segment declined approximately $23,600. Volume and fuel surcharge declines were partially offset by modest price growth in our commercial, industrial and residential collection service lines. While revenues continued to be affected by lower volumes, we did not experience any further deterioration as a result of the economic slowdown. Pricing in our collection service lines remained strong, but was partially offset by lower pricing at our landfills and transfer stations. Volume growth in our landfills had effectively offset landfill pricing declines. The balance of the change was the result of lower recycled materials pricing. Recycled materials pricing declined significantly in the fourth quarter of 2008, and while pricing has strengthened since the fourth quarter of 2008, it had not reached the same highs as the comparative period. Net income Included in net income are some or all of the following: restructuring costs, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, net income tax expense or recovery and net loss from equity accounted for investee. 2010-2009 The increase in net income is detailed in the Review of Operations – For the year ended December 31, 2010 section of this MD&A. 2009-2008 Net income decreased approximately $1,200 with FX contributing approximately $2,600 to the year over year decline. As noted above, economic weakness in North American markets negatively impacted revenues in our industrial collection service line and our U.S. northeast business in total. Accordingly, operating income year over year was relatively unchanged. With the issuance of equity in March and June 2009 and our application of the net proceeds arising there from to outstanding borrowings on our U.S. facility, coupled with lower comparative borrowing rates, interest on long-term debt declined sharply year over year. Fluctuations in interest rates had a positive impact on financial instruments and resulted in higher year over year gains as the fair value of interest rate swaps turned more favourable. The positive contributions stemming from lower interest expense and higher financial instrument gains, was entirely offset by an increase in income taxes. Both current and deferred income tax expense increased comparatively. We exhausted our loss carryforward pool in Canada due in large part to our 2008 conversion from a trust to a corporation. In connection with our conversion to a corporation, we repaid or capitalized all intercompany notes which were in place to facilitate the distribution of distributions to unit holders and reduce taxation in the underlying companies generating the cash flows. Deferred income tax expense increased sharply in our U.S. business due to the utilization of loss carryforwards.

IESI-BFC Ltd. –December 31, 2010 - 21 Total assets 2010-2009 Total assets increased approximately $1,392,900. The value of total assets acquired on our acquisition of WSI totaled approximately $1,018,700, while other “tuck-in” acquisitions amounted to approximately $330,200. The rise in the Canadian dollar relative to its U.S. counterpart accounts for approximately $59,700 of the increase. 2009-2008 The approximately $64,700 increase in total assets was largely attributable to FX. FX represented approximately $70,900 of the year-to-year change. Intangible assets, excluding FX, declined approximately $21,200, due to normal course amortization exceeding current year additions. The decline in intangible assets was partially offset by increases in capital and landfill additions outpacing normal course amortization, and the addition of goodwill attributable to acquisitions completed in 2009. Total long-term liabilities 2010-2009 Total long-term liabilities increased approximately $638,000 which is principally attributable to higher long-term debt advances. As previously noted, we entered into new Canadian and U.S. facilities to complete our acquisition of WSI. On closing, we borrowed approximately C$131,300 and $286,200, respectively, to extinguish WSI’s outstanding long-term debt, to pay high yield defeasance interest, and to pay change of control amounts to certain WSI executives and senior management. We also completed the acquisition of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (collectively “Fred Weber”) on December 23, 2010 and borrowed approximately $162,500 to finance the transaction. FX also contributed approximately $19,100 to the year over year increase in long-term debt advances. Long-term landfill closure and post-closure accruals rose approximately $26,900 year-to-year. Acquisitions contributed approximately $18,100 to the increase, coupled with FX of approximately $1,100. The balance of the increase in long-term landfill closure and post-closure costs is due to current year provisions, accretion and cash flow revisions in estimates, outpacing current year spending. A rise in deferred income tax liabilities also contributed to the increase, increasing approximately $4,200 year over year. The utilization of loss carryforwards in our U.S. business, which represents a decline in deferred tax assets, was the primary reason for the comparative increase in deferred income tax liabilities. Deferred income tax liabilities of approximately $13,200, recognized on other “tuck-in” acquisitions completed in the year, also contributed to the year over year increase. Partial offsets to these increases included, approximately $34,300 in deferred income tax assets recognized on our acquisition of WSI, coupled with timing differences between accounting and tax values for capital and intangible assets in our Canadian business 2009-2008 The decline in total long-term liabilities is due in large part to the decline in long-term debt, approximately $180,200. In 2009, we applied the net proceeds from equity issuances completed in the year to repay advances on our U.S. facility. These repayments were partially offset by the absorption of our senior secured series A debenture, a current liability in 2008, under our existing Canadian credit facility. The impact of FX on long-term debt partially offset the net decline outlined above by approximately $32,800. Both landfill closure and post-closure costs and deferred income tax liabilities rose year over year. The increase in landfill closure and post-closure costs was due to remediation provisions in our U.S. northeast segment related specifically to wet lands mitigation at our Seneca Meadows landfill. The increase in deferred tax liabilities was the result of loss carryforward utilization and an increase in the carrying amount of landfill and intangible assets exceeding their tax values.

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2010	Q4	Q3	Q2	Q1	Total
Revenues					
Canada	$ 181,584	$ 184,765	$ 117,697	$ 100,095	$ 584,141
U.S. south	158,760	162,342	93,406	87,800	502,308
U.S. northeast	89,535	89,155	88,479	76,147	343,316
Total revenues	$ 429,879	$ 436,262	$ 299,582	$ 264,042	$ 1,429,765
Net income	$ 21,683	$ 23,941	$ 19,835	$ 16,710	$ 82,169
Net income per weighted average share, basic	$ 0.18	$ 0.20	$ 0.21	$ 0.18	$ 0.77
Net income per weighted average share, diluted	$ 0.18	$ 0.20	$ 0.21	$ 0.18	$ 0.76
Adjusted net income(A)	$ 26,818	$ 32,110	$ 23,364	$ 18,684	$ 100,976
Adjusted net income(A) per weighted average share, basic	$ 0.22	$ 0.26	$ 0.25	$ 0.20	$ 0.94
Adjusted net income(A) per weighted average share, diluted	$ 0.22	$ 0.26	$ 0.25	$ 0.20	$ 0.94

2009	Q4	Q3	Q2	Q1	Total
Revenues					
Canada	$ 96,473	$ 94,644	$ 87,188	$ 70,983	$ 349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991
Total revenues	$ 262,462	$ 268,411	$ 253,700	$ 223,893	$ 1,008,466
Net income	$ 9,875	$ 19,109	$ 15,105	$ 9,639	$ 53,728
Net income per weighted average share, basic	$ 0.11	$ 0.20	$ 0.19	$ 0.14	$ 0.64
Net income per weighted average share, diluted	$ 0.11	$ 0.20	$ 0.18	$ 0.14	$ 0.63
Adjusted net income(A)	$ 15,039	$ 19,848	$ 14,651	$ 10,053	$ 59,591
Adjusted net income(A) per weighted average share, basic	$ 0.16	$ 0.21	$ 0.18	$ 0.14	$ 0.71
Adjusted net income(A) per weighted average share, diluted	$ 0.16	$ 0.21	$ 0.18	$ 0.14	$ 0.70

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes. Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

IESI-BFC Ltd. –December 31, 2010 - 22

Revenues

Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total
2010	**$ 184,734**	**$ 193,216**	**$ 121,066**	**$ 104,191**	**$ 603,207**
2009	$ 102,942	$ 104,996	$ 102,390	$ 88,396	$ 398,724
2008	$ 99,557	$ 104,999	$ 100,754	$ 85,768	$ 391,078
2010 less 2009 revenues	**$ 81,792**	**$ 88,220**	**$ 18,676**	**$ 15,795**	**$ 204,483**
2009 less 2008 revenues	$ 3,385	$ (3)	$ 1,636	$ 2,628	$ 7,646

Our acquisition of WSI is the primary contributor to the increase in third and fourth quarter revenues. The balance is due to organic growth and other "tuck-in" acquisitions. In each of the current year quarters, and excluding the contributions to revenue from WSI, comparative revenue gains are principally attributable to stronger overall pricing, volume and contributions from other "tuck-in" acquisitions. We have also enjoyed stronger comparative commodity pricing this year compared to last. While we made improvements in each current year quarter, we caution readers that the economic climate continues to be fragile and can impact certain services we offer and the revenue we generate from these services. Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods.

The dip in third quarter 2009 revenues compared to the same quarter in 2008 is the result of fuel surcharges. In the second and third quarters of 2008, diesel fuel costs were in excess of one dollar and forty cents Canadian per litre. While third quarter 2008 and 2009 revenues appear consistent period-to-period, 2008 third quarter revenues include fuel surcharges that were approximately C$2,100 higher than the third quarter of 2009. Fuel surcharges are the primary cause of the disparity in quarterly revenue performance when compared to the comparable periods.

U.S. south segment

	Q4	Q3	Q2	Q1	Total
2010	**$ 158,760**	**$ 162,342**	**$ 93,406**	**$ 87,800**	**$ 502,308**
2009	$ 86,882	$ 89,359	$ 83,899	$ 80,047	$ 340,187
2008	$ 83,452	$ 87,809	$ 87,392	$ 79,490	$ 338,143
2010 less 2009 revenues	**$ 71,878**	**$ 72,983**	**$ 9,507**	**$ 7,753**	**$ 162,121**
2009 less 2008 revenues	$ 3,430	$ 1,550	$ (3,493)	$ 557	$ 2,044

The acquisition of WSI was the primary contributor to the increase in third and fourth quarter revenues. Other "tuck-in" acquisitions also contributed to the increase. On balance, U.S. south segment revenues have generally delivered a stronger performance in each comparable quarter. In each 2010 quarter, comparative revenue gains are attributable to stronger overall net pricing, higher volume, and contributions from other "tuck-in" acquisitions. Our U.S. south segment is not exposed to commodity prices like our Canadian and U.S. northeast segments. The timing of contract wins, which commenced in 2009, has muted comparative revenue growth in the third and fourth quarters of 2010 versus the growth we enjoyed in the first and second quarters of the year.

The decline in second quarter 2009 revenues compared to the same quarter in 2008 was the result of a decline in fuel surcharges. Fuel surcharge declines totaled approximately $5,100 comparatively.

IESI-BFC Ltd. –December 31, 2010 - **23**

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total
2010	**$ 89,535**	**$ 89,155**	**$ 88,479**	**$ 76,147**	**$ 343,316**
2009	$ 79,107	$ 84,408	$ 82,613	$ 72,863	$ 318,991
2008	$ 79,853	$ 93,461	$ 90,414	$ 78,441	$ 342,169
2010 less 2009 revenues	**$ 10,428**	**$ 4,747**	**$ 5,866**	**$ 3,284**	**$ 24,325**
2009 less 2008 revenues	$ (746)	$ (9,053)	$ (7,801)	$ (5,578)	$ (23,178)

Our U.S. northeast segment experienced consecutive quarterly declines in 2009 and was hardest hit by the economic downturn. In the fourth quarter of 2009, we began to see the reversal of this trend and we are encouraged by the rebound in our performance for 2010. Commodity pricing played a role in this segments' comparative 2010 quarterly performance, but pricing gains, particularly from our commercial and industrial revenue streams, also contributed to the comparative growth. Landfill pricing also contributed to the quarterly growth, while higher recycling volumes were limited to the third quarter of the year. As mentioned in our U.S. south segment discussion, our U.S. northeast segment is subject to commodity pricing fluctuations. A continuing environment of stable commodity pricing and a return to a more robust and vibrant economy, has served this segment well in each comparative quarter in 2010.

Net income

	Q4	Q3	Q2	Q1	Total
2010	**$ 21,683**	**$ 23,941**	**$ 19,835**	**$ 16,710**	**$ 82,169**
2009	$ 9,875	$ 19,109	$ 15,105	$ 9,639	$ 53,728
2008	$ 9,919	$ 16,274	$ 17,444	$ 11,322	$ 54,959
2010 less 2009 net income	**$ 11,808**	**$ 4,832**	**$ 4,730**	**$ 7,071**	**$ 28,441**
2009 less 2008 net income	$ (44)	$ 2,835	$ (2,339)	$ (1,683)	$ (1,231)

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business. Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restructuring expenses, corporate reorganization costs, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and fluctuate with other non-operating variables.

Net income for each quarter in 2010 was higher than net income in each comparable period in 2009. Higher operating income was driven principally from the acquisition of WSI, other "tuck-in" acquisitions and strong overall organic growth, partially offset by higher transaction and related costs, restructuring and other expenses. Financing a portion of the WSI acquisition with long-term debt resulted in higher third and fourth quarter interest expense which partially offset our stronger revenue and operating income performance in these periods. Lower debt levels and interest rates in the first and second quarters of 2010 helped contribute to the stronger comparative net income performance. Higher comparative income tax expense stemming from stronger operating results and the third quarter acquisition of WSI, resulted in a lower comparative net income versus each of the comparative periods a year ago.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take with regards to certain hedging arrangements. Additionally, non-recurring items, including significant transaction and related costs, costs incurred to complete the conversion of the Fund to a corporation, restructuring and other expenses, have also impacted net income performance quarter-to-quarter.

Net income was higher in the first and second quarters of 2008 compared to 2009. In the second quarter of 2008, we recorded a gain on financial instruments which was approximately $3,800 higher than the gain recorded in the comparative quarter in 2009. The gain was the result of fluctuations in interest rates which resulted in fair value gains on interest rate swaps recorded in our U.S. business. In the first quarter of 2008, we recognized a deferred income tax recovery compared to a first quarter 2009 deferred income tax expense which contributed an additional $12,500 to 2008 first quarter net income compared to the same quarter in 2009. The erosion of loss carryforwards in

IESI-BFC Ltd. –December 31, 2010 - 24

2009 (deferred income tax expense) compared to the addition of loss carryforwards in 2008 (deferred income tax recovery) in our U.S. business and timing differences between the carrying value of capital assets and their tax values in the U.S. were the primary contributors to higher deferred income tax expense in 2009 and higher comparative deferred income tax recoveries in 2008. Contributions to first quarter 2008 net income from deferred taxes, were partially offset by higher net losses on financial instruments, approximately $8,500. As in the second quarter of 2008, fluctuations in interest rates resulted in fair value losses on interest rate swaps recorded in the U.S.

Net income in the third quarter of 2009 eclipsed net income achieved in 2008. Stronger 2009 operating income was due in large part to lower amortization expense as a result of fully amortized intangibles and lower per tonne landfill amortization rates. Interest expense was also lower in the third quarter of 2009 versus 2008, approximately $5,500. Lower interest rates and lower debt levels, due principally to the application of net proceeds from share offerings completed in March and June 2009 to long-term debt repayment, are the primary reasons for the decline in interest expense and resulting increase in comparative net income. Lower conversion costs in 2009, representing costs incurred to convert from an income trust to a corporation, approximately $2,100, also contributed to the increase in net income. These contributions to higher comparative net income were partially offset by higher current and deferred taxes. Higher current and deferred income tax expense in our Canadian and U.S. businesses, respectively, is due to the utilization, and or timing of utilization, of losses available for carryforward.

Net income per weighted average share, trust unit and PPS equivalent, basic and diluted

Net income per weighted average share in each quarter of 2010 was either equal to or higher than each of the comparative quarters ended in 2009. The principal reasons for this performance is due to our strong operating results, the impact of FX, the comparative effect of additional equity issuances in March and June of last year and our third quarter acquisition of WSI and other "tuck-in" acquisitions. Net income per share in 2009 was lower than each of the comparative quarters ended in 2008. The issuance of equity in 2009 was a significant contributor to the comparable decline.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada - December 31, 2010 (*)	U.S. - December 31, 2010 (*)	Consolidated - December 31, 2010	Canada - December 31, 2009 (*)	U.S. - December 31, 2009 (*)	Consolidated - December 31, 2009
Accounts receivable	$ 116,790	$ 90,308	$ 207,098	$ 53,134	$ 58,705	$ 111,839
Intangibles	$ 115,661	$ 156,421	$ 272,082	$ 15,188	$ 85,729	$ 100,917
Goodwill	$ 378,884	$ 702,984	$ 1,081,868	$ 59,884	$ 570,586	$ 630,470
Landfill development assets	$ 5,086	$ 7,088	$ 12,174	$ 2,692	$ 4,985	$ 7,677
Capital assets	$ 310,356	$ 447,931	$ 758,287	$ 161,513	$ 278,221	$ 439,734
Landfill assets	$ 236,855	$ 738,836	$ 975,691	$ 175,154	$ 486,584	$ 661,738
Working capital deficit -(current assets less current liabilities)	$ (9,522)	$ (42,615)	$ (52,137)	$ (14,826)	$ (27,222)	$ (42,048)

(*) Includes certain corporate assets and liabilities where applicable

Accounts receivable

Change - Consolidated - December 31, 2010 versus December 31, 2009	$ 95,259
Change - Canada - December 31, 2010 versus December 31, 2009	$ 63,656
Change - U.S. - December 31, 2010 versus December 31, 2009	$ 31,603

The increase in accounts receivable is principally attributable to our acquisition of WSI. At closing, we acquired approximately $50,600 of receivables from WSI, with approximately $33,700 and $16,900 attributable to our Canadian and U.S. businesses respectively. Other "tuck-in" acquisitions we completed in the year contributed an additional approximately $3,900 to the comparative increase in Canadian segment accounts receivable and approximately $11,300 to the increase in U.S. receivables.

IESI-BFC Ltd. –December 31, 2010 - 25

FX, organic growth, and the timing of payment receipt are the primary reasons for the remaining increase in Canada. In addition, higher landfill disposal taxes in the province of Quebec and Manitoba also contributed to the comparative increase in accounts receivable. Had the FX rate remained unchanged from December 31, 2009, current period receivables would have been approximately $5,800 lower.

The balance of the increase in the U.S., which excludes the acquisition of WSI and "other" tuck-in acquisitions, is due to organic growth and timing of payment receipt. An increase in receivables due from the City of New York accounts for approximately $2,000 of the year over year increase.

Intangibles

Change - Consolidated - December 31, 2010 versus December 31, 2009	$	171,165
Change - Canada - December 31, 2010 versus December 31, 2009	$	100,473
Change - U.S. - December 31, 2010 versus December 31, 2009	$	70,692

The increase in intangibles is due in large part to the acquisition of WSI. In Canada, intangibles recorded on the acquisition of WSI totaled approximately $78,100, and $65,200 in the U.S. The balance of the increase is due to "tuck-in" acquisitions, approximately $55,500, net of amortization, approximately $34,700, and FX.

Goodwill

Change - Consolidated - December 31, 2010 versus December 31, 2009	$	451,398
Change - Canada - December 31, 2010 versus December 31, 2009	$	319,000
Change - U.S. - December 31, 2010 versus December 31, 2009	$	132,398

In connection with our acquisition of WSI, we recorded goodwill of approximately $293,600 and $69,700, in Canada and the U.S., respectively.

Goodwill in Canada also increased as a result of changes in FX, while other "tuck-in" acquisitions in our Canadian and U.S. businesses round out the balance of the increases.

Landfill development assets

Change - Consolidated - December 31, 2010 versus December 31, 2009	$	4,497
Change - Canada - December 31, 2010 versus December 31, 2009	$	2,394
Change - U.S. - December 31, 2010 versus December 31, 2009	$	2,103

Ongoing landfill development initiatives in both Canada and the U.S., and FX on Canadian denominated amounts, account for most of the comparative change. The increase in landfill development assets in Canada is due primarily to costs incurred for the expansion of our current Calgary landfill site. The acquisition of WSI added an additional approximately $1,300 to landfill development assets for our U.S. business.

Capital assets

Change - Consolidated - December 31, 2010 versus December 31, 2009	$	318,553
Change - Canada - December 31, 2010 versus December 31, 2009	$	148,843
Change - U.S. - December 31, 2010 versus December 31, 2009	$	169,710

Capital asset purchases in Canada (expressed on a cash basis) totaled approximately $41,700. Capital asset additions were incurred principally to maintain our existing vehicles and containers, organic growth, infrastructure spending, resulting principally from our acquisition of WSI, and purchases to replace ageing WSI assets acquired. Amortization totaled approximately $40,900. The balance of the change is principally attributable to capital assets recognized on the acquisition of WSI and FX. The fair value of assets acquired is approximately $132,600. Working capital adjustments and disposals partially offset these increases.

The increase in capital assets in our U.S. business is a function of capital asset additions (expressed on a cash basis), approximately $55,900, and assets acquired by way of acquisition. Capital asset additions were principally for organic growth, landfill equipment, with the balance attributable to the maintenance of our current compliment of assets and infrastructure. The addition of capital assets in connection with our acquisition of WSI and several other "tuck-in" acquisitions completed in the year, approximately $172,700, was the most significant contributor to the comparative rise. Amortization, approximately $59,700, coupled with disposals and working capital adjustments partially offset these increases.

IESI-BFC Ltd. –December 31, 2010 - 26

Landfill assets

Change - Consolidated - December 31, 2010 versus December 31, 2009	$	313,953
Change - Canada - December 31, 2010 versus December 31, 2009	$	61,701
Change - U.S. - December 31, 2010 versus December 31, 2009	$	252,252

The fair value of landfill assets acquired in conjunction with the WSI acquisition totaled approximately $57,100 and $130,100, in Canada and the U.S., respectively. The acquisition of Fred Weber also contributed an additional $128,400 to landfill assets in our U.S. segment year over year.

Excluding acquired landfill assets, additions in Canada (expressed on a cash basis) totaled approximately $12,600. Additions represent cell or site development principally at our Lachenaie, Ridge and Winnipeg landfills. Capitalized asset retirement obligations, working capital adjustments and FX also contributed to the increase. Amortization, approximately $27,900, partially offset these increases.

Amortization, including the amortization of capitalized landfill closure and post-closure costs, approximately $44,500, partially offset the increase in landfill assets in our U.S. business resulting from the acquisition of WSI and Fred Weber. Additions (expressed on cash basis), approximately $32,400, and capitalized asset retirement obligations, approximately $4,800, also contributed to the increase. Landfill construction and provisions for wetlands mitigation at our Seneca Meadows site are the primary contributors to landfill asset additions and capitalized landfill closure and post-closure costs in the period. Working capital adjustments represent the balance of the change.

Working capital deficit

Change - Consolidated - December 31, 2010 versus December 31, 2009	$	(10,089)
Change - Canada - December 31, 2010 versus December 31, 2009	$	5,304
Change - U.S. - December 31, 2010 versus December 31, 2009	$	(15,393)

The decline in our working capital deficit in Canada is due to the following: higher accounts receivable balances due to the acquisition of WSI and an acquisition completed in the first quarter of 2010 coupled with strong organic growth and the timing of payment receipt, partially offset by higher accounts payable, accrued charges, income taxes payable and deferred revenues due principally to the acquisition of WSI. Higher dividends payable is attributable to the common shares we issued in connection with the acquisition of WSI.

The increase in our working capital deficit in the U.S. is the result of the following: higher accounts payable, accrued charges, deferred revenues and the current portion of long-term debt, due principally to the acquisition of WSI. Higher accounts receivable, attributable to the acquisition of WSI and other "tuck-in" acquisitions completed in the year, coupled with organic growth and the timing of payment receipt, partially offset the increases in current liabilities.

IESI-BFC Ltd. –December 31, 2010 - 27

IESI-BFC Ltd. –December 31, 2010 - 28 Disclosure of outstanding share capital Shares $ Common shares 121,707 1,878,286 Special shares - - Total common and special shares 121,707 1,878,286 Restricted shares (277) (5,169) Total contributed equity 121,430 1,873,117 December 31, 2010 Shares $ Common shares 121,726 $ 1,878,742 Special shares - - Total common and special shares 121,726 1,878,742 Restricted shares (277) (5,169) Total contributed equity 121,449 1,873,573 March 9, 2011 Changes to share capital resulting from the acquisition of WSI In connection with our acquisition of WSI, we issued 27,971 common shares to WSI’s shareholders on July 2, 2010. Under the terms of the Agreement, we issued 0.5833 of our common shares for each common share issued by WSI and outstanding on the date of closing. In accordance with the Agreement, we assumed WSI’s stock option plans on closing which obligated us to issue a maximum of 505 common shares. The stock options have grant dates ranging from October 26, 2005 to March 16, 2009 and either expired or expire between October 26, 2010 and March 16, 2016. The exercise prices for these options range from $7.42 to $18.93. For the period from July 2, 2010 through December 31, 2010, 305 stock options have been exercised for total consideration of approximately $4,300. As of March 9, 2011, an additional 19 stock options have been exercised. In addition, we assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share. These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family. These warrants have an issue date of September 7, 2001 and expire on the tenth anniversary from issuance, September 7, 2011. Shareholders’ equity We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series. Common Shares Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares. Special Shares Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of the Company. For each PPS exchanged one hundred special shares are automatically cancelled. On December 31, 2010, all special shares were cancelled and each PPS was exchanged for common shares of the Company. Preferred Shares At December 31, 2010, no preferred shares are outstanding. Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest
All PPSs outstanding on December 31, 2010 were exchanged for common shares of the Company.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations					December 31, 2010
	Payments due				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt (current and long-term)	$ 1,259,659	$ 1,500	$ 3,000	$ 1,146,159	$ 109,000
Interest on long-term debt[2]	234,282	47,810	121,141	6,484	58,847
Landfill closure and post-closure costs, undiscounted	593,400	8,229	25,488	17,966	541,717
Interest rate swaps	10,159	5,649	4,510	-	-
Commodity swaps	1,636	577	1,059	-	-
Operating leases	64,916	12,011	21,281	13,885	17,739
Other long-term obligations	21,114	-	-	21,114	-
Total contractual obligations	$ 2,185,166	$ 75,776	$ 176,479	$ 1,205,608	$ 727,303

Note:
[2] Long-term debt attracts interest at both fixed and variable interest rates. Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2010. Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

As outlined below, in the "Changes to long-term debt occurring in conjunction with the WSI acquisition" section of this MD&A, we entered into amended credit facilities in Canada and the U.S. Details of the new facilities and amounts drawn at the date of closing are provided below.

Long-term debt
Summary details of our long-term debt facilities at December 31, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars				
Senior secured debenture, series B	$ 58,000	$ 58,000	$ -	$ -
Revolving credit facility	$ 525,000	$ 325,000	$ 53,355	$ 146,645
U.S. long-term debt facilities - stated in U.S. dollars				
Revolving credit facility	$ 950,000	$ 761,000	$ 139,901	$ 49,099
Variable rate demand solid waste disposal revenue bonds ("IRBs")[3]	$ 194,000	$ 109,000	$ -	$ 85,000
Other	$ 4,580	$ 4,580	$ -	$ -

Note:
[3] IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility. However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

IESI-BFC Ltd. –December 31, 2010 - 29

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)
At December 31, 2010, funded long-term debt to EBITDA is as follows:

	December 31, 2010		December 31, 2009	
	Canada	U.S.	Canada	U.S.
Funded debt to EBITDA	1.91	3.20	1.92	2.56
Funded debt to EBITDA maximum [4]	3.00	4.00	2.75	4.00

Note:
[4] Our U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Changes to long-term debt occurring in conjunction with the WSI acquisition
Closing Agreements
On June 23, 2010, we entered into a Closing Agreement with the credit parties to our Canadian facility. The purpose of entering into this agreement was to secure the terms and conditions of the Canadian facility and certain arrangements regarding funding of the WSI acquisition at closing. As consideration for entering into this agreement, we incurred a ticking fee equal to 72.5 basis points per annum calculated on the total C$525,000 commitment available under the Canadian facility. The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the Canadian facility being executed or 60 days from the execution date of the Closing Agreement.

On June 14, 2010, we entered into a Closing Agreement with the credit parties to our U.S. facility. The purpose of entering into this agreement is consistent with the purpose outlined above for our Canadian facility. As consideration for entering into this agreement, we incurred a ticking fee equal to 50 basis points per annum calculated on the total $950,000 commitment available, at that time, under the U.S. facility. The ticking fee was calculated daily and was payable from the date of the agreement to the earlier of the execution of the U.S. facility or July 30, 2010.

Canadian facility
On July 2, 2010, in connection with the closing of the WSI acquisition, the Canadian facility became effective. Monies available from the Canadian facility were used to repay WSI's outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions. Entering into the Canadian facility increased our availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the "accordion feature") from C$45,000 to C$125,000. All committed monies under the Canadian facility are revolving. In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies. Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times. The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000.

Pricing on advances drawn under the facility increased by 125 basis points compared to pricing on the previous facility. The Canadian facility also introduced a new pricing layer for a funded debt to EBITDA position below 1.0 times. Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over Bankers' Acceptances ("BA") for borrowing on BAs. Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points. Standby fees increased by 27.5 to 35 basis points, and pricing ranges from 55 to 85 basis points, while non-financial letters of credit increased by 81.5 to 85 basis points.

Security under the Canadian facility remained largely unchanged from the previous facility, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent.

On July 2, 2010, advances under the Canadian facility were C$348,000 and total letters of credit outstanding amounted to C$52,316. Available capacity under the facility, excluding the accordion, at July 2, 2010 was C$124,684. In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our Canadian facility) was 2.08 times.

IESI-BFC Ltd. –December 31, 2010 - 30

IESI-BFC Ltd. –December 31, 2010 - 31 December 31, 2010 update On December 31, 2010, advances under the Canadian facility were C$325,000 and total letters of credit amounted to approximately C$53,400. Available capacity under the facility at December 31, 2010, excluding the accordion, was approximately C$146,600 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.91 times. Canadian Trust Indenture On July 2, 2010, we entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”). The purpose of entering into the trust indenture was to permit us to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility. The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged. Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and were aligned with changes to the Canadian facility. The financial covenant, funded debt to EBITDA, (as defined and calculated in accordance with the terms of the trust indenture) and referred to above in the Canadian facility section, was similarly modified in the trust indenture. While pricing remained unchanged, pricing was modified to allow for an additional charge should our credit quality deteriorate. Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times. U.S. facility On July 2, 2010, our U.S. facility became effective in connection with the closing of the WSI acquisition. Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes. Entering into the U.S. facility increased our availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000. All committed monies under the U.S. facility are revolving. In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies. Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility. The U.S. facility requires that we maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein. This requirement is unchanged from the conditions included in the preceding facility. Pricing on advances increased comparatively by 100 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances. Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances and interest is payable quarterly in arrears. Pricing on financial letters of credit increased and pricing ranges from 262.5 basis points to 337.5 basis points. Standby fees were largely unchanged and range from 37.5 to 62.5 basis points. Security under the U.S. facility remained relatively unchanged from the previous facility, and represents an interest over all assets of the U.S. operating companies and a pledge of the U.S. operating entities equity. On July 2, 2010, advances under the U.S. facility were $650,000 and total letters of credit outstanding amounted to $139,683. Available capacity under the facility, excluding the accordion, at July 2, 2010 was $160,317. In addition, our funded debt to EBITDA ratio on closing (as defined and calculated in accordance with our U.S. facility) was 3.24 times. December 31, 2010 update In December 2010, we exercised a portion of the accordion feature available on our U.S. facility which increased the size of the U.S. credit facility by $127,500 to $1,077,500 which became effective January 13, 2011. The accordion feature available on the U.S. facility declined by a similar amount. Accordingly, total remaining additional availability under the facility, assuming an effective date of December 31, 2010, is $172,500. Since we exercised a

IESI-BFC Ltd. –December 31, 2010 - 32 portion of the accordion feature, we are not required to maintain interest rate hedges at fixed rates for at least 40% of the total funded debt. This condition has been waived for a period not to extend beyond March 31, 2011. We are however required to maintain interest rate hedges at fixed rates of interest for at least 30% of total funded debt up to an including March 31, 2011. On December 31, 2010, advances under the U.S. facility were $761,000 and total letters of credit amounted to approximately $139,900. Available capacity under the facility, excluding the accordion, was approximately $49,100 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.19 times. Other In connection with the WSI acquisition, we assumed various notes which included a secured note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse. The note had an original issue date of June 29, 2007 and was originally issued for $10,500. The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014. The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas. The note is secured by the WCA assets acquired. At December 31, 2010, the fair value of note outstanding was $4,580. In addition, we assumed a note payable with an original issue date of June 14, 2002 and issue amount of $3,500. The note bore interest at 6.678% and was payable in 180 equal monthly payments of approximately $31, or the equivalent of $370 annually. The note matured on June 14, 2017 and the balance outstanding at July 2, 2010 was $2,064. The note was unsecured and was repaid in the third quarter of 2010. We also assumed a note payable under a financing arrangement for a piece of equipment purchased in 2006. At closing, the total remaining payments under this note amounted to $38. The note was repaid in the third quarter of 2010. Long-term debt to pro forma adjusted EBITDA(A) On the closing of the WSI acquisition, and including other completed acquisitions, our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is approximately 2.5 times. Changes to long-term debt in the period ended December 31, 2010 Canadian long-term debt facilities In the first quarter of 2010, we borrowed approximately C$50,000 to fund an acquisition. Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA(A). Accordingly, our funded debt to EBITDA ratio increased comparatively. In the second quarter of 2010, we repaid approximately C$19,000 of advances under the facility due in large part to strong cash derived from operating activities. On the closing of the WSI acquisition, long-term borrowings on our Canadian facility were C$348,000 compared to our December 31, 2010 balance of C$325,000. We continue to derive strong cash flow from operations and we applied proceeds, approximately C$24,500, from the divestiture of certain assets to debt repayment as well. This repayment was partially offset by a capital contribution the Canadian business made in the U.S. business to support the U.S. businesses financing of the Fred Weber acquisition. U.S. long-term debt facilities In the first and second quarters we repaid $10,000 and $18,000, respectively. Strong cash flow from operations and lower capital and landfill expenditures, partially offset by acquisitions, are the primary reasons we were able to repay indebtedness aggressively. On the closing of the WSI acquisition, long-term borrowings on our U.S. facility were $650,000 compared to our December 31, 2010 balance of $761,000. Closing the Fred Weber acquisition on December 23, 2010 required us to make a drawing on our U.S. facility totaling approximately $150,000. We continue to derive strong cash flow from operations and we are applying this cash to strategic acquisitions, debt repayment and growth capital. At December 31, 2010, we received a waiver to comply with the condition that requires us to maintain interest rate hedges at fixed rates for at least 40% of total funded debt. This condition has been waived for a period not to extend beyond March 31, 2011. We are however required to maintain interest rate hedges at fixed rates of interest for at least 30% of total funded debt. With the exception of this condition, we are not in default of our Canadian and U.S. long-term debt facility covenants.

Risks and restrictions

A portion of our two revolving credit facilities and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers' acceptances or LIBOR. U.S. drawings, $481,000, together with amounts drawn on our Canadian revolving facility, C$325,000, and amounts drawn on a portion of our IRBs, $64,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $4,810, C$3,250 and $640, change in annualized interest expense, respectively. A rise or fall in interest expense in our Canadian business has a direct impact on current income tax expense. Accordingly, a C$3,250 increase in interest expense reduces current income tax expense by approximately C$900. Currently, our U.S. business has losses available for carryforward to shelter income otherwise subject to income tax. Accordingly, a $4,810 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $2,100. The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our debenture, revolving credit facilities, and IRBs (collectively the "facilities") to repay the full principal amount of each at their respective maturities. Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full. Based on current and expected future performance, we expect to refinance these facilities in full at or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Fuel hedges and interest rate swaps

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)		Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$	3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$	2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$	2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$	2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$	2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$	2.34	NYMEX Heating Oil Index	January 2013	May 2013

Canadian fuel hedges

Date entered	Notional amount (litres per month - expressed in litres)		Diesel rate paid (expressed in C$'s)	Diesel rate received variable	Effective date	Expiration date
September 2009	325,000	$	0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$	0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$	0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$	0.65	NYMEX Heating Oil Index	January 2012	June 2012

IESI-BFC Ltd. –December 31, 2010 - 33

Interest rate swaps

Date entered		Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date
April 2005	$	25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$	50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$	35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$	10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$	160,000	1.07%	0.25%	November 2010	July 2014

Credit ratings of securities and liquidity
Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (that are required under the terms of our U.S. facility) and commodity swaps for a portion of diesel fuel that is consumed in our operations.

The following sets forth the credit ratings that we have received from rating agencies in respect of our Canadian senior secured series B debenture and our U.S. facility

Canadian rating
On July 2, 2010, DBRS confirmed their BBB low rating on our Canadian senior secured series B debenture. This announcement removed our rating from under review with developing implications which DBRS issued on November 12, 2009.

U.S. ratings
In November 2009, Standard & Poor's ("S&P") announced that the WSI acquisition would not by itself affect the corporate rating of our U.S. facility. Accordingly, our U.S. facility is rated BB+ stable by S&P. On May 5, 2010, Moody's Investor Service ("Moody's") upgraded our rating on our U.S. facility in anticipation of closing the WSI acquisition. Moody's rating upgrade moved us from a rating of B1 to Ba2 stable.

Cash flows

	Year ended December 31					
		2010		2009		Change
Cash flows generated from (utilized in):						
Operating activities	**$**	**293,861**	$	256,269	$	37,592
Investing activities	**$**	**(419,683)**	$	(148,972)	$	(270,711)
Financing activities	**$**	**134,227**	$	(116,574)	$	250,801

Operating activities
The acquisition of WSI had a significant impact on cash derived from operating activities. In the year, higher operating income, was partially offset by higher interest on long-term debt and higher cash taxes. The increases in interest expense and cash taxes are principally attributable to the WSI acquisition, other "tuck-in" acquisitions and organic growth. Higher cash from operations was partially offset by the change in non-cash working capital uses which again is principally attributable to the acquisition of WSI.

IESI-BFC Ltd. –December 31, 2010 - **34**

IESI-BFC Ltd. –December 31, 2010 - 35 Investing activities The increase in cash utilized in investing activities is attributable to acquisitions which are approximately $273,700 higher than the comparable period a year ago. Higher capital and landfill spending, approximately $20,400, was fully offset by proceeds from asset divestitures, approximately $23,800. The reasons for the increase in capital and landfill spending are addressed in more detail in the Other Performance Measures – Capital and landfill purchases section of this MD&A. Asset divestitures were required of us in accordance with the consent agreement we reached with the Canadian Competition Bureau. The consent agreement required us to divest of certain WSI acquired commercial customer contracts, equipment and a redundant transfer station. As of December 31, 2010, all assets were divested of in accordance with the consent agreement. Financing activities The increase in cash generated from financing activities year over year is approximately $250,800. The reason for this increase is simply because we borrowed more in the current year and paid less dividends. The reason for the current year increase in borrowings is the result of current year drawings we made to complete the acquisition of WSI and to complete other “tuck-in” acquisitions as well. Our current year borrowings attributable to acquisitions, were well in excess of $600 million. We generated free cash flow(B) in the current year of approximately $142,500, net of dividends paid, which we used to repay outstanding borrowings. In the previous year, comparative acquisition activity was significantly lower which required us to make drawings on our credit facilities less frequently and at lesser amounts. We also issued equity in the comparative year and we applied the net proceeds from its issuance to repay advances on our U.S. facility. Dividend payments declined comparatively due in large part to a special dividend of C$0.50 per share which was only paid in 2009. The issuance of equity on the closing of the WSI acquisition, and to a lesser extent the execution of stock options we assumed on closing of the WSI acquisition, partially offset this decline. Critical Accounting Estimates General Our MD&A uses information from our financial statements prepared in accordance with U.S. GAAP. In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, income taxes, accrued accident claims reserves and other areas of our business that require judgment. Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from estimated amounts. We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below. Landfill closure and post-closure costs In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

IESI-BFC Ltd. –December 31, 2010 - 36 Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified. Our cost estimates are estimated applying present value techniques. Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs. Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals. Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance. A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance. Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise. An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods. All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A). Landfill amortization expense will decline by a similar amount. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance. Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance. If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase. Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material. Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern. As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term than for any other landfill site. Landfill assets Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.

IESI-BFC Ltd. –December 31, 2010 - 37 Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired. Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site. Changes which decrease cost estimates or increase capacity estimates will have the inverse effect. Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but is not available for use. These amounts are amortized over the period in which the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material. Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern. Goodwill Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. We have identified our reporting units as our operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis. With the acquisition of WSI complete in the third quarter of 2010, we added WSI’s Canadian operations to our Canadian segment and WSI’s U.S. operations to our U.S. south segment. The impairment test is a two step test. The first test requires us to compare the fair value of our reporting units to their carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, we have utilized a discounted future cash flow approach. Additional measures of fair value are also considered by us. Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. There may be circumstances where an alternative method to determine fair value is a more accurate measure. Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of a more pronounced and prolonged recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

IESI-BFC Ltd. –December 31, 2010 - 38 We completed our annual test for impairment on April 30, 2010, at which time we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts. At April 30, 2010, the fair value of our U.S. northeast segment exceeded its carrying amount by 12.6%, which was a substantially lower margin of excess compared to our Canadian and the U.S. south segments. We use the discounted cash flow and the market approach, using the Company’s share price and multiples of revenues less operating expenses and selling, general and administration expense, to establish the fair value of the U.S. northeast reporting unit. The primary assumptions employed in the discounted cash flow approach include revenue growth of 3.0%; capital and landfill expenditures equal to 9.4% of revenue; revenues less operating expense and selling, general and administration expense margin improvement in the first five years of 0.5% and nil thereafter; no acquisitions are assumed; certain corporate costs are assumed; a tax rate of 40% is applied and a discount rate of 8.03%. There is significant subjectivity in estimating fair value. Accordingly, an increase in interest rates, all else equal, would result in an increase in the risk free rate of interest and cause the discount rate to increase resulting in a lower calculation of fair value. In addition, we have significant operating losses that are available to shelter income that is otherwise subject to tax. The erosion of these losses resulting from the reporting unit continuing to generate income subject to tax increases cash taxes which results in a reduction of the reporting unit’s fair value. Finally, a further decline in this segment’s performance due to loss of business or recurring economic weakness could also result in a lower calculation of fair value. The carrying amount of goodwill allocated to the U.S. northeast segment amounts to approximately $405,900 at December 31, 2010 (2009 – $402,200). A review of conditions existing at December 31, 2010 did not warrant us re-performing our test for goodwill impairment. We will continue to monitor both economic and financial conditions and re-perform our test for impairment as conditions present themselves. Income taxes Deferred income taxes are calculated using the liability method of accounting. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets. Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes. The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax. However, should we be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to us prior to their expiry. We have historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize our realization of these deferred tax assets. Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determined the likelihood of realizing these losses as less likely than not. Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $109,000. Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount. In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low. We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis. This difference results in a deferred tax asset. We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site. We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

IESI-BFC Ltd. –December 31, 2010 - 39 Accrued accident claims reserve In the U.S. we are self-insured for certain general liability, auto liability, and workers’ compensation claims. For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred. For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels. We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported. Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance. Other Other estimates include, but are not limited to, the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation and warrants, including a variety of assumptions used in option pricing models; and the fair value of financial instruments. New Accounting Policies Adopted or Requiring Adoption Improving Fair Value Measurements and Disclosures In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For us, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011. This guidance is not expected to have a significant impact on our financial statements. Disclosure of Supplementary Pro Forma Information for Business Combinations In December 2010, FASB issued additional disclosure guidance aimed at addressing the diversity in practice related to pro forma revenue and earnings disclosures for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination which are included in reported pro forma revenue and earnings. For us, this guidance is effective prospectively and applies to business combinations with an acquisition date that is on or after January 1, 2011. Early adoption is permitted. This guidance will have no significant impact on our financial statements.

IESI-BFC Ltd. –December 31, 2010 - 40 Related Party Transactions (all amounts are in thousands of U.S. dollars, unless otherwise stated) On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each. The remaining fifty percent ownership interests are held by two trusts. The brother of our Vice Chairman and Chief Executive Officer serves as a trustee for both trusts. Our Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company’s Vice Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets. The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement. Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. Under the equity method of accounting, we record our initial investment at cost. The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements. The amount of the adjustment is included in the determination of the Company’s net income. In addition, our investment is also increased or decreased to reflect loans and advances, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from our investee reduces the carrying value of our investment. On December 6, 2010, we issued a promissory note to our equity accounted investee for C$750. The promissory note is repayable on demand with no fixed term to maturity. Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to Toronto-Dominion Bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity. The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions. A company providing transportation services to us is owned by an officer of a subsidiary of BFI Canada Inc. Total charges of approximately $1,800 were incurred for the year ended December 31, 2010 (2009 - $700). Pricing for these transportation services is billed at fair market value. The father-in-law of our Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008. As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death. We lease office space which is owned by the son of one of our directors. The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years. The cost of the lease approximates C$300 annually. We anticipate subletting this lease. These transactions are in the normal course of operations. Outlook (all amounts are in thousands of U.S. dollars, unless otherwise stated) Overview Management is committed to employing its improvement and market-focused strategies with the goal of delivering value to its shareholders. Management’s objective is continuous improvement, which equates to a focus on revenue growth and effective cost management. New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste. Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. We remain committed to actively managing these strengths in the future.

IESI-BFC Ltd. –December 31, 2010 - 41 Reasons for acquiring WSI We executed the acquisition pursuant to our strategy of growth through acquisition. Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction will enable us to increase the internalization of disposed waste in our Canadian and U.S. northeast markets. We believe that the acquisition of WSI will create significant annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to our shareholders. We plan to direct the additional cash flow expected to be created from the acquisition towards funding growth capital, dividend payments, additional accretive strategic acquisitions, debt reduction or common share repurchases. Strategy Increase collection density. We seek to compete in high density, urban markets that provide us with the opportunity to further develop our market positions. Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in our business model. We will continue to focus on existing markets that support our market strategy and will pursue new markets that provide us with the opportunity to apply our operational strategy. Optimize asset mix to improve return on capital. We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies. By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital. Our asset mix in Canada has consistently generated strong adjusted EBITDA(A) in each of the last five years. We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations. For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal. Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments. Generate internal growth. Through focused business development efforts, we strive to increase waste volumes secured by contract in the markets we serve. In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations. By increasing route density, we can enhance the internalization and margin profile of our existing operations. In addition, we intend to apply different pricing strategies, when appropriate, to appropriately capture the value of our service offerings. Increase internalization. We seek to increase our internalization of waste in markets we serve by controlling the waste stream, from our collection to our disposal operations. Internalization gives us a greater ability to control costs by avoiding third-party landfill tipping fees and allows for better asset utilization within our business. We believe vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to operate these facilities economically. We aim to increase route density and acquire assets that enhance vertical integration opportunities in markets that support our internalization goals. Pursue strategy enhancing acquisitions. We employ a disciplined approach to evaluating strategic acquisitions. We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) measure before synergies. Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities. We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

IESI-BFC Ltd. –December 31, 2010 - 42 Operations Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows. However certain services and contracts make it difficult to recover fuel and commodity price variability. Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues). Revenues We believe that our revenues are closely correlated to both gross domestic product (“GDP”) growth and overall population growth in the segments we serve. In Canada, the GDP growth forecast is approximately 2.4% for 2011. Accordingly, and at a minimum, we expect to realize 2011 revenue growth in Canada which is at least equal to GDP growth. In addition, we remain committed to the pursuit of volume and organic growth to improve density and productivity, and we will continue to look for core pricing growth in the markets we serve. Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic “tuck-in” acquisitions. In the U.S., the GDP growth forecast is approximately 2.5% for 2011. We expect our U.S. south operations will grow at this pace; however we are less optimistic about our growth prospects in the U.S. northeast. Not unlike our Canadian operations, we will continue to execute our market focused strategies, to influence price, volume, densification and productivity. We will continue to pass along operating cost variability and continue our growth through strategic acquisition. As outlined in the WSI Acquisition section of this MD&A, the acquisition of WSI will result in a significant change in our consolidated operating results for the first half of, and for the year ended, 2011. Other Cross listing Our shares are listed on both the Toronto and New York stock exchanges. Investors and potential investors can trade our common shares on either exchange. Since cross listing, we have experienced a two fold increase in the total average daily trading volume of our common shares. We expect trading volumes to continue at this level. Taxation In 2009, our Canadian operations effectively utilized all of its tax shelter available from carryforward losses, which has resulted in higher comparative cash tax expense in 2010. Please refer to the liquidity section below for additional details. In March 2010, the Minister of Finance announced that it intends to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up. This position requires enactment before we can record the benefit for accounting purposes due to our winding up of the trust in 2009. The benefit is expected to be in excess of C$3,000. Financing strategic growth One of our objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets. We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition. Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect our growth through strategic acquisition. We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term demands for growth.

IESI-BFC Ltd. –December 31, 2010 - 43 Liquidity Our ability to generate cash from operations is strong. In connection with the acquisition of WSI, we amended our Canadian and U.S. credit facilities on July 2, 2010. Please refer to the Liquidity and Capital Resource section of this MD&A for further details. While we expect to enjoy significant cash flows contributed from WSI’s operations we expect to incur higher comparative borrowing costs on Canadian and U.S. credit facility advances. Interest expense is fully deductible against income subject to tax. Accordingly, higher interest expense will result in lower tax expense. In addition, borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada. Accordingly, if the economy strengthens, we anticipate that interest rates will rise. An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense. Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business, steady state, and paying dividends, as currently established by our Board of Directors. If we do not execute on our strategy to grow through acquisition, we expect that excess cash would initially be applied against long-term debt advances and secondarily to the repurchase of our common shares or the payment of higher dividends. Executing significant acquisitions will impact our available liquidity and can affect our borrowing rates. Our corporate development team continues to pursue and execute our strategy of growth through acquisition. However, it is difficult to ascertain which targets will effectively be acquired and when these acquisitions will have an impact on our liquidity. Withholding taxes on foreign source income When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss. An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company. In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order to complete and appropriately structure the transaction. One such change resulted in a portion of our Canadian operations being owned by a U.S. holding company. Accordingly, dividends paid by the Canadian parent for the ultimate benefit of and distribution by IESI-BFC Ltd. to its shareholders will also require the Canadian parent to pay dividends to the U.S. holding company of a like amount. Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax. Optimization of tax losses and tax efficiency of structure Management periodically reviews its organizational structure to promote tax efficiency and to optimize the use of tax losses within the structure. We expect to incur additional costs in this regard. Amortization We have historically accounted for acquisitions applying the purchase method of accounting. The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill. On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though we have grown organically, a significant portion of our growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant. Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, the Ridge landfill, Winters Bros., and Fred Weber. Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by us, it unreasonable to derive the exact impact these acquisitions have had on amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. As we continue to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments. Effective April 2010, certain intangible assets recognized on the Fund’s original initial public offering were fully amortized. Accordingly, quarterly intangible asset amortization declined by approximately C$2,200.

IESI-BFC Ltd. –December 31, 2010 - 44 In connection with our acquisition of WSI, we recorded significant fair value adjustments to the assets we acquired and liabilities we assumed, which includes the recognition of intangibles separately from goodwill. The amortization of these fair value adjustments is significant. As outlined above, fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. Amortization expense related to fair value adjustments to identifiable intangible assets acquired on the acquisition of WSI totaled approximately $5,900 for the year ended December 31, 2010. Financial Instruments (all amounts are in thousands of U.S. dollars, unless otherwise stated) Hedge accounting We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent. To fulfill our objective, we have entered into cash flow hedges specifically tied to various forecasted diesel fuel purchases. We have also entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under our U.S. facility. Accordingly, we have entered into cash flow hedges to fix the rate of interest on a portion of amounts borrowed on our U.S. facility. We have designated certain commodity and interest rate swaps as cash flow hedges. The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect. Year ended December 31 2010 2009 Derivatives designated as cash flow hedges, net of income tax Other comprehensive income, interest rate swaps 1,272 $ - $ Other comprehensive income, commodity swaps 939 2,717 Total other comprehensive income, net of income tax 2,211 $ 2,717 $ At December 31, 2010, commodity and interest rate swaps accounted for as cash flow hedges were determined to be highly effective. Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise. We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses are reclassified to net income as diesel fuel is consumed. The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $1,900 (December 31, 2009 – approximately $800). The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices. We measure and record any ineffectiveness on interest rate swaps using regression analysis. Interest rate swaps are settled quarterly, consistent with our obligation to pay interest on our U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is approximately $1,100. However, the actual amount reclassified to net income is dependent on future movements in interest rates. Credit risk Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, FX agreements, and when and as applicable, hedge agreements for old corrugated cardboard (“OCC”). In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

IESI-BFC Ltd. –December 31, 2010 - 45 Cash and cash equivalents Certain senior management is responsible for determining which financial institutions we bank and hold deposits with. Management’s selected financial institutions are approved by the Board of Directors. Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability. Management reviews the Company’s exposure to credit risk from time to time or as conditions indicate that the Company’s exposure to credit risk has or is subject to change. Our maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $13,400 (December 31, 2009 – approximately $5,000). We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances. We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired. Accounts receivable We are subject to credit risk on our accounts receivable through the normal course of business. Our maximum exposure to credit risk is the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $207,100 (December 31, 2009 - $111,800). We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk. The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk. We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies. These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection. We also have policies and procedures which establish estimates for doubtful account allowances. These calculations are generally based on historical collection or alternatively historical bad debt provisions. Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency. Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance. When an accounts receivable balance is considered uncollectable, it is written-off against the allowance. Subsequent recoveries of amounts previously written-off are credited against the allowance and changes to the allowance are recorded in selling, general and administration expense in our statement of operations and comprehensive income or loss. Management typically assesses aggregate accounts receivable impairment applying our historical rate of collection giving consideration to broader economic conditions. Our accounts receivable are generally due upon invoice receipt. Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due. Based on our historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days. We assess the credit quality of accounts receivable that are neither past due nor impaired as high. Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount. We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security. Amounts deposited or prepaid in advance of service are recorded to unearned revenue on our consolidated balance sheet. Accounts receivable considered impaired at December 31, 2010 are not considered significant. Other receivables We are subject to credit risk on other receivables. We enter into agreements with cities in the province of Quebec to finance containers. Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement. Management views cities in the province of Quebec to be low risk counterparties. Our maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,300 (December 31, 2009 – $1,800). We typically retain ownership of the containers until such time as all payments are received in full and once received, ownership of the containers is transferred to the respective city. We deem the credit quality of other receivables balances to be high and no amounts are impaired.

IESI-BFC Ltd. –December 31, 2010 - 46 Funded landfill post-closure costs We are subject to credit risk on deposits we make to a social utility trust. Our deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill postclosure cost amounts as low. Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $8,900 (December 31, 2009 – $8,100). Management reviews the Company’s exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change. We hold no collateral or other credit enhancements as security over the invested amounts. However, we deem the credit quality of the financial asset as high in light of the underlying investments. Liquidity risk Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities. Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing. Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity. Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities. The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions. Our treasury function reports quarterly our available capacities and covenant compliance to the Audit Committee. Our treasury function actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities. Market risk Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk. Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Our exposure to currency risk is attributable to the movement of monies between Canada and the U.S. Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company. To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from our Canadian operations. Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements. Our Board of Directors also considers currency risk when establishing the Company’s dividend. For the year ended December 31, 2010, we were exposed to currency risk on the portion of dividends funded from U.S. sources that were not hedged by FX agreements. Dividends have no impact on our determination of net income as they are recorded through equity. To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we entered into four FX hedges in January 2011 to eliminate FX fluctuations on Canadian dollars received by our U.S. holding company. These FX hedges settle in April, July and October 2011 and January 2012. Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from our interest bearing financial assets and liabilities. We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities. Although our debenture, a portion of our U.S. revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

IESI-BFC Ltd. –December 31, 2010 - 47 Our two revolving credit facilities and a portion of our IRBs are subject to interest rate risk. An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt. We are also subject to interest rate risk on funded landfill post-closure costs. Funded landfill post-closure costs are invested in interest rate sensitive short-term investments. An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation. We are also subject to interest rate risk on our cash equivalents balance and other receivables. We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on advances and borrowings. The policies and process for managing these risks are included above in the credit risk section. Risk management objectives Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance. Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk. Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk. The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis. Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate. Fair value methods and assumptions The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values. Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets. The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively. Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. We verify the reasonableness of these quotes using similar quotes from another financial institution at the date financial statements are prepared. In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information in the determination of fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values. Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

IESI-BFC Ltd. –December 31, 2010 - 48 Risks and Uncertainties Downturns in the worldwide economy could adversely affect our revenues and operating margins Our business is affected by changes in economic factors that are outside of our control, including consumer confidence, interest rates and access to capital markets. Although our services are of an essential nature, a weak worldwide economy generally results in a decrease of waste volumes generated, which in turn decreases our revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay us in a timely manner, if at all, due to financial difficulties, which could include bankruptcy. If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected. Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by downturns in the worldwide economy. While our U.S. northeast operations have suffered the most as a result of the economic downturn, we believe the worst is behind us and we have seen a trend to stabilization. The composition of assets in this segment, as outlined in the Outlook – strategy section of this MD&A, is not optimal. Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segments asset mix to reduce our exposure to further or future economic downturns. We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business We are subject to significant environmental and land use laws and regulations. Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. Often, we also face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy. To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business effectively. A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded on our statement of operations and comprehensive income or loss. We continue to pursue a replacement landfill site for our Calgary landfill and are active in our efforts to extend the life our current site. If we are unsuccessful in the replacement of our Calgary landfill site, contributions to income generated from this site will be lost. While the loss of income is significant, it would in no way hinder our ability to continue operating as a going concern or affect our ability to satisfy debt obligations or dividend payments as currently contemplated. We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance. Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves We have material financial obligations to pay closure and post-closure costs in respect of our landfills. We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline. Additional discussion is included in the Critical Accounting Estimates – Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

IESI-BFC Ltd. –December 31, 2010 - 49 We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. We typically satisfy these requirements by posting bonds. As of December 31, 2010, we had approximately $352,300 of such bonds in place. Closure bonds are difficult to obtain. If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations. We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage. Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance. While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term. We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history. We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations. Our long-term debt facilities existing at December 31, 2010 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests The terms of our facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests. A failure to comply with any of these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, we cannot assure you that our assets would be sufficient to repay these facilities in full. We have been successful in meeting all restrictive covenant and financial condition tests contained in our facilities. A failure to meet any of these tests could result in an event of default. An event of default would result in the debt obligation becoming current and jeopardize our ability to continue as a going concern if we are incapable of finding replacement capital to fulfill our obligation(s). Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future. We have significant indebtedness, which could adversely affect our financial condition. We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations. As of December 31, 2010, we had total indebtedness of approximately $1,259,700. Our high degree of leverage could have important consequences, for example, it may: increase our vulnerability to adverse economic and industry conditions; require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes; limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions; place us at a disadvantage compared to our competitors that have less debt; and limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally. We believe our leverage is within our acceptable target range and don’t expect to be encumbered by it.

IESI-BFC Ltd. –December 31, 2010 - 50 We may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated Our growth strategy is based, in part, on our ability to acquire other waste management businesses. The success of our acquisition strategy will depend, in part, on our ability to: identify suitable businesses to buy; negotiate the purchase of those businesses on acceptable terms; complete the acquisitions within our expected time frame; improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and respond to any concerns expressed by regulators, including anti-trust or competition law concerns. We may fail to properly complete any or all of these steps. Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do. Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, we may need to change our business strategy. Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins. Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets. We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered. At the end of 2008, disruptions in the financial markets impacted our valuation and ability to fund significant acquisitions. However, in March and June 2009 we successfully raised equity and applied the net proceeds there from to borrowings under our U.S. long-term debt facilities. With our recent acquisition of WSI, we believe we have good reason to remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future and that the risk of identifying, negotiating and integrating these acquisitions is low. Future acquisitions may increase our capital requirements We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire. Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), representing free cash flow(B) in excess of dividends. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet. Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness. Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards. Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital. We may be unable to successfully manage our growth Our growth strategy will continue to place significant demands on our financial, operational and management resources. In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems. We cannot assure you that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required. We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date. We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements. At present, we deem the risk of managing our growth to be low.

IESI-BFC Ltd. –December 31, 2010 - 51 We may lose contracts through competitive bidding or early termination We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers. Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future. We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all. These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors. We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit our customers to terminate them before the end of the contractual term. Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings. Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives. We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition. However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a faster pace than the pace of loss. Accordingly, our organic growth has historically been positive and we expect this trend to continue. We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce our revenues and profitability. For the year ended December 31, 2010, approximately 57.0% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers. Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels. We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels. We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us. Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations. In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline. We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market. While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills. In our U.S. northeast operations, the economic slow down has resulted in reduced landfill volumes. Accordingly, we have directed certain waste volumes collected in Canada to certain landfills in the U.S. northeast to alleviate some of our reliance on third-party volumes. As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes. Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations Our Canadian operations are concentrated in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those local economies, regulations and seasonal fluctuations. Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations. We operate in the following twelve states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia. We derived more than 18.8% of our revenue during 2010 and 21.3% of our revenue for 2009 from services provided in Texas, and more than 16.0% of our revenue during 2010 and 25.3% of our revenue for 2009 from services provided in New York. With the addition of WSI in July 2010, we also derived more than 8.2% of our revenue from services provided in Florida for the six month period ended December 31, 2010. Accordingly, economic downturns in Texas, New York, and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

IESI-BFC Ltd. –December 31, 2010 - 52 In addition, seasonality may temporarily affect our revenues and expenses. We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills. Over last couple of years, our business has been hampered by the economic slow down, most notably in the U.S. northeast. While this challenge still remains, the current environment is in a much better position, comparatively. As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting reliance on third party volumes. Revenues generated under municipal contracts with New York City represented 3.4% of our consolidated revenues in 2010. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition We attribute 3.4% of our consolidated revenue in 2010 and 4.3% of our consolidated revenue in 2009 to our municipal contracts with New York City. On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City’s option. The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City’s option. Contracts with New York City can be terminated by New York City upon 10 days’ notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have a material adverse effect on our business, financial condition and results of operations. In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed. We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service. We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief. Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost As of December 31, 2010, approximately 1,900, or 29.2%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2015 and have terms ranging from three to five years, except for one which has a one-year renewal. The negotiation or renegotiation of these agreements could divert management’s attention from our business and the terms of any agreement could have an adverse effect on it. If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes. We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us. We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

IESI-BFC Ltd. –December 31, 2010 - 53 Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows. From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions. We have entered into a series of fuel hedges with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability. While we have been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts or costs incurred to operate our business permit us to pass along increasing diesel fuel costs. Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited allows us to stay operating cost variability. We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices. Our revenues will fluctuate based on changes in commodity prices Our recycling operations process for sale certain recyclable materials, such as OCC, paper, plastics and aluminum, which are marketed as commodities and are subject to price fluctuations. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. From time to time we have entered into commodity swaps for OCC with a view to limiting our exposure to fluctuating OCC prices. We believe our sources of revenues are sufficiently diversified to inherently limit our exposure to commodity price fluctuations that could have a significant impact on our revenues and earnings. We depend on members of our management team and if we are unable to retain them, our operating results could suffer Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels. We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need. The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company. We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions. We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results. We may record material charges against our earnings due to any number of events that could cause impairments to our assets In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise. We also carry a significant amount of goodwill on our consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment. Any such charges could have a material adverse effect on our results of operations. We have been successful in the development and expansion of our landfills and related projects. From time to time, we will expense certain capitalized amounts, however these amounts have not historically been significant. We remain confident that signs of economic stabilization have and are continuing to occur and we don’t foresee any near-term impairment(s) that would result in a significant charge to our operations.

IESI-BFC Ltd. –December 31, 2010 - 54 We cannot assure you that our insurance coverage will be sufficient to cover all losses or claims that we may incur We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations. We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims. We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient. Governmental authorities may enact climate change regulations that could increase our costs to operate Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations. As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations. While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of our operations would be isolated to us. Accordingly, the management of waste, and the companies that participate in its management, are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other. We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy. We remain confident that we could recover increasing operating costs should regulations change that increase those costs. Our business is highly competitive, which could reduce our profitability or limit our growth potential The North American waste management industry is very competitive. We face competition from several larger competitors and a large number of local and regional competitors. Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. We face competition from these businesses in the markets and regions we currently serve. Similar competition may exist in each location into which we try to expand in the future. In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions. In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or “tipping” fees, geographical location and quality of operations. Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors. In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence. Generally, we are either the number one, two or three operator in every market we conduct business in. We deem the profitability and growth risk to be low.

IESI-BFC Ltd. –December 31, 2010 - 55 Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal: reducing waste at the source, including recycling and composting; prohibiting disposal of certain types of waste at landfills; and limiting landfill capacity. Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including: requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and prohibiting the disposal of yard waste, tires and other items in landfills. These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services. While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution. And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase. Operating with a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins. We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance. If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected When we include expansion airspace in our calculations of available airspace, our closure and post-closure liabilities are determined as the present value of the obligation, including those obligations expected to be incurred, over both the permitted and expansion airspace. It is possible that any of our estimates or assumptions could be significantly different from the actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or our belief that we will receive an expansion permit changes adversely in a significant manner, landfill development costs may be impaired and accrued landfill closure and post-closure obligations may need to be re-measured. The re-measurement of landfill closure and post-closure costs may result an increase or decrease in any accrued obligations which may negatively or positively impact our results of operations. Our management team has a successful track record of realizing expansions it includes in its determination of landfill closure and post-closure cost obligations and landfill asset amortization rates. In addition, any changes to expansion assumptions will generally be recognized over the then remaining life of the landfill site, which would prove to be less severe than if recognized at or towards the end of the sites permitted life. Many of our landfills are permitted for significant periods of time with assumption of expansion which limits our exposure to changes in landfill expansion estimates. We don’t perceive this risk to be significant at this time. We routinely make accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements We make accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented. Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements. We remain diligent in our review of accounting rules and regulation. We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

IESI-BFC Ltd. –December 31, 2010 - 56 The adoption of new accounting standards or interpretations could adversely affect our financial results Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. While we believe that our financial statements have been prepared in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward. If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures. Our Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of our internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business. We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements. We may, in the future, attempt to divest or sell certain parts or components of our business to third parties, which may result in lower than expected proceeds or losses or we may be unable to identify potential purchasers From time to time in the future, we may sell or divest certain components of our business. These divestitures may be undertaken for a number of reasons, including as a result of a determination that the specified asset will provide inadequate returns to us, the asset no longer serves a strategic purpose in connection with our business or we determine the asset may be more valuable to a third party. The timing of such sales or divesture may not be entirely within our control. For example, we may need to quickly divest assets to satisfy immediate cash requirements, or we may be forced to sell certain assets prior to canvassing the market or at a time when market conditions for valuations or for financing for buyers are unfavorable, which would result in proceeds to us in an amount less than we expect or less than our assessment of the value of those assets. We also may not be able to identify buyers for certain of our assets, due to difficulties in obtaining financing, or we may face opposition from municipalities or communities to a disposition or the proposed buyer. Any sale of our assets could result in a loss on divestiture. Any of the foregoing would have an adverse effect on our business and results of operations. At present, we have no immediate plans to divest of or sell certain parts or components of our business. Accordingly, we deem this risk to be low. The downturn in the U.S. economy may expose us to credit risk for amounts due from governmental agencies, large national accounts and others The weak U.S. economy has reduced the amount of taxes collected by various governmental agencies. We provide services to a number of these agencies including numerous municipalities. These governmental agencies may suffer financial difficulties resulting from a decrease in tax revenue and may ultimately be unable or unwilling to pay amounts owed to us. In addition, the weak economy may cause other customers, including our large national accounts, to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us. This could have a negative impact on our consolidated financial condition, results of operations and cash flows. We believe that our customer base is sufficiently diversified both by customer type and geography to limit our exposure to credit risk to a level that is sufficiently low at this time.

IESI-BFC Ltd. –December 31, 2010 - 57 Risks and uncertainties related to the acquisition of WSI We incurred significant transaction, financing and other costs in connection with the acquisition We incurred a number of non-recurring costs associated with the combination of the two companies. The substantial majority of non-recurring expenses resulting from the acquisition were comprised of transaction and financing costs, facilities and systems consolidation costs and employment-related costs. We also incurred transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred related to the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset these incremental costs in the near term, or at all. We contemplated transaction, financing and other costs in connection with acquisition and have entered into new credit facilities in Canada and the U.S. that we deem sufficient to absorb known and potentially unknown costs. Our integration effort is well under way and we are aggressively putting the plan to work. We remain confident that we can successfully execute our integration plan and that we will realize the expected synergies that will result from our execution of this plan. The acquisition may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our common shares We expect that the acquisition will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the merger. This expectation is based on estimates which may materially change. We could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our common shares. As noted, we remain confident that we can successfully execute our integration plan and that we will realize the expected synergies resulting from our execution. We may lose our foreign private issuer status in the future, which could result in significant additional costs and expense More than 50% of our total assets are located in the U.S. In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the U.S. We may in the future lose our foreign private issuer status if a majority of our common shares are held by residents of the U.S. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers. Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition to any such financings. While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be overtly significant. In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities have continued with the Company which we believe will limit our exposure to increasing costs. Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us We are organized under the laws of the province of Ontario, Canada, and certain of our directors and officers are residents of Canada. Consequently, it may be difficult for U.S. investors to affect service of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against us or any of our non- U.S. resident officers or directors.

IESI-BFC Ltd. –December 31, 2010 - 58 Environmental Matters Environmental charter and mandate We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s board of directors in fulfilling its oversight responsibilities in relation to the following: the establishment and review of safety, health and environmental policies, standards, accountabilities and programs; management of the implementation of compliance systems; monitoring the effectiveness of safety, health and environmental policies, systems and monitoring processes; receiving audit results and updates from management with respect to health, safety and environmental performance; reviewing the annual budget for safety, health and environmental operations; commissioning and reviewing reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any; matters customarily performed by the committee; and addressing any additional matters delegated to the committee by the Company’s board of directors. The committee consists of not less than three directors. Its members and its Chair will be appointed annually by the board of directors, on the recommendation of the governance and nominating committee. Each member of the committee must be an independent director within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and applicable New York Stock Exchange listing standards, as amended or replaced from time to time. The board of directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office. The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee. Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the committee. The committee shall keep minutes of its meetings which shall be submitted to the board of directors. To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be: to review and recommend to the board of directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations; to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the board of directors on the status of such matters; to review such other environmental matters as the committee may consider suitable or the board of directors may specifically direct. The committee will regularly report to the board of directors on: compliance with safety, health and environmental policies; the effectiveness of safety, health and environmental policies; and all other significant matters it has addressed and with respect to such other matters that are within its responsibilities. The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

IESI-BFC Ltd. –December 31, 2010 - 59 The committee may, without seeking approval of the board of directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate. The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee. Environmental policies (excluding critical accounting policies) Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption. This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, jointventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed. The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed. Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities. These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business. Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes. To ensure that the third party facilities used by us do not impact our business, environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance state as set forth by us. Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management. Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife. Policy development In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies. Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies. Policy owners are identified and referenced in the policy itself and will drive the input to their policies. Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted. A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results. When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated. The company level policies must meet or exceed the Toronto Stock Exchange (“TSX”) and NYSE guidelines for corporate governance. Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size. Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities. Both the policy owner and executive management must approve all new policies and changes to existing policies. The audit committee and/or board of directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests. Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats. A printed copy of all policies is made available and maintained at each location. As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s). Policy owners review their respective policies, at least annually, and update the content as necessary. Requests for new policies or permanent changes to existing policies are communicated to internal audit. The internal audit department will review the request and present it to the relevant policy owner for evaluation. An inventory of existing policies is maintained on the Company’s Intranet site and will be referred to when deciding whether to add or change a policy.

IESI-BFC Ltd. –December 31, 2010 - 60 Legislation and governmental regulation We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations. Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth. Our compliance with regulatory requirements is costly. We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued. Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results. Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located. Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state. In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills. Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us. In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region. From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill. Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these

IESI-BFC Ltd. –December 31, 2010 - 61 provinces. While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected. We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Our compliance with these regulatory requirements is costly. We may be required to enhance, supplement or replace equipment and or facilities. If we are unable to comply with these regulatory requirements, we could be required to close certain facilities. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties. The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations. Environmental regulation and litigation We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. We may also be subject to court challenges of our operating permits. Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws. In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations. From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations. We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations. Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs. Environmental contamination We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

IESI-BFC Ltd. –December 31, 2010 - 62 We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others. We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties. We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution. If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted. In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage. We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations. The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment. The reclassification is the result of recently completed remedial construction activities. Climate Change Risk We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America. The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada. We believe we are well positioned to manage these changes without severe impact to our operations. The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations. We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements. While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner. We have taken action to manage regulatory risks and as one of North America's largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation. In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

IESI-BFC Ltd. –December 31, 2010 - 63 We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels. This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence. We are also exposed to physical risks. Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, materials recovery facilities and three landfill gas to energy facilities. In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates. Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change. We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations. We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables. Any extreme disruption in the supply of such resources could impede our ability to operate efficiently. We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks. We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues. We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being. We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives. We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues. We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship. Financial Information Controls and Procedures The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company, together with various levels of management, have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting at December 31, 2010. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer are collectively satisfied that the Company’s disclosure controls and procedures were adequate and effective to ensure significant information relating to the Company is disclosed in accordance with various regulatory requirements. In addition, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was adequate and effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, excluding certain permitted assets and operations acquired in the year as outlined in Management’s Report on Internal Control Over Financial Reporting. For the year ended December 31, 2010, there have been no changes to the Company’s internal control over financial reporting that had, or is reasonably likely to have, a material affect on its internal controls over financial reporting. International Financial Reporting Standards (“IFRS”) On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We will not be required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.

IESI-BFC Ltd. –December 31, 2010 - 64 Definitions of Adjusted EBITDA and Free cash flow (A) All references to “Adjusted EBITDA” in this MD&A are to revenues less operating expense and SG&A, excluding certain nonoperating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B). Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B). Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B). Conversion costs – conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up. These expenses are not considered an expense indicative of continuing operations. Conversion costs represent a different class of expense than those included in adjusted EBITDA. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

IESI-BFC Ltd. –December 31, 2010 - 65 Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not being indicative of continuing operations. A reconciliation between operating income and adjusted EBITDA is provided below. Adjusted operating income and adjusted net income are also presented in the reconciliation below. 2010 2009 Operating income 184,495 $ 127,012 $ Transaction and related costs - SG&A 8,563 3,612 Fair value movements in stock options - SG&A 8,336 2,006 Corporate reorganization expense - SG&A - 1,315 Restructuring expenses 5,180 - Adjusted operating income 206,574 133,945 Net gain or loss on sale of capital and landfill assets (414) (198) Amortization 207,666 156,702 Adjusted EBITDA 413,826 $ 290,449 $ Net income 82,169 $ 53,728 $ Transaction and related costs - SG&A 8,563 3,612 Fair value movements in stock options - SG&A 8,336 2,006 Corporate reorganization expense - SG&A - 1,315 Restructuring expenses 5,180 - Interest on long-term debt(5) 2,409 - Net gain or loss on financial instruments (5,493) (1,562) Conversion costs - 298 Other expenses 3,210 162 Net income tax expense or recovery (3,398) 32 Adjusted net income 100,976 $ 59,591 $ Year ended December 31 Note: (5) Interest on long-term debt includes high yield defeasance interest and the write-off of deferred financing costs. (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance (see page 16). Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other companies. The purpose of presenting this non-GAAP measure is to provide similar disclosures to other U.S. publicly listed companies in the waste industry. We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment. All references to “free cash flow” in this MD&A have the meaning set out in this note.

IESI-BFC Ltd. –December 31, 2010 - 66 Management’s Report on Internal Control Over Financial Reporting The management of IESI-BFC Ltd. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is reviewed and approved by the Vice Chairman and Chief Executive Officer and the Vice President and Chief Financial Officer with the expectation of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections regarding the effectiveness of these controls applicable to future periods are also subject to the risk and may not be sufficient to meet the degree of compliance required to comply with the policy or procedure in the future. Management conducted an assessment of the Company’s internal control over financial reporting (“ICFR”) based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is considered effective. As permitted, management’s evaluation of and conclusion on the effectiveness of the Company’s ICFR did not include an evaluation of the internal control over financial reporting for the operations and assets of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (together, "Fred Weber"), acquired on December 23, 2010. In addition, the Company completed the acquisition of Waste Services, Inc. (“WSI”) on July 2, 2010. Since the closing of the WSI acquisition, the Company has fully integrated certain of WSI’s Canadian operations, including their financial records, with certain of the Company’s Canadian operations which existed prior to the closing of the acquisition. The remaining operations of WSI have not been integrated as at December 31, 2010 and are excluded from the Company’s evaluation of ICFR. The excluded amounts for both acquisitions represent approximately 22.8% of the Company’s total consolidated assets and 12.6% of total consolidated net assets as at December 31, 2010, and 10.6% of the Company’s consolidated revenues and 21.1% of consolidated net income for the year ended December 31, 2010. Based on management’s evaluation, which excluded certain portions of the business acquired from WSI and the acquisition of Fred Weber, the Vice Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010. There were no material weaknesses identified by management as of December 31, 2010. The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2010. Deloitte & Touche LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting. Keith Carrigan (signed) Thomas Cowee (signed) Vice Chairman and Chief Executive Officer Chief Financial Officer March 9, 2011 March 9, 2011

IESI-BFC Ltd. –December 31, 2010 - 67 Management’s Responsibility for Financial Statements The consolidated financial statements of IESI-BFC Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on estimates and judgments which management has determined to be reasonable and presented fairly in all material respects. The Company maintains systems of internal accounting and administrative controls. These systems are designed and operated effectively to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through their Audit Committee. The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the Company’s external auditors to discuss auditing, internal controls, accounting policy, and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the external auditors and reports its findings before such statements are approved by the Board of Directors. The consolidated financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Keith Carrigan (signed) Thomas Cowee (signed) Vice Chairman and Chief Executive Officer Chief Financial Officer March 9, 2011 March 9, 2011

IESI-BFC Ltd. –December 31, 2010 - 68 Report of Independent Registered Chartered Accountants To the Board of Directors and Shareholders of IESI-BFC Ltd. We have audited the internal control over financial reporting of IESI-BFC Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting the waste collection, transfer and landfill assets of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (together, "Fred Weber") which was acquired on December 23, 2010. In addition, as described in Management’s Report on Internal Control over Financial Reporting, the Company acquired Waste Services Inc. (“WSI”) on July 2, 2010. Since the closing of the WSI acquisition, the Company has fully integrated certain Canadian operations, including its financial records, with certain of the Company’s Canadian operations which existed prior to the closing of the acquisition. The remaining operations of WSI have not been integrated as at December 31, 2010 and are excluded from Management’s assessment of internal control over financial reporting. The excluded amounts for both acquisitions represent approximately 22.8% of the Company’s total consolidated assets and 12.6% of total consolidated net assets as at December 31, 2010, and 10.6% of the Company’s consolidated revenues and 21.1% of consolidated net income for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Fred Weber and the operations of WSI that have not been integrated as at December 31, 2010. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

IESI-BFC Ltd. –December 31, 2010 - 69 In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 9, 2011 expressed an unqualified opinion on those financial statements. “Deloitte & Touche LLP” Independent Registered Chartered Accountants Licensed Public Accountants March 9, 2011 Toronto, Canada

IESI-BFC Ltd. –December 31, 2010 - 70 Report of Independent Registered Chartered Accountants To the Board of Directors and Shareholders of IESI-BFC Ltd. We have audited the accompanying consolidated financial statements of IESI-BFC Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and comprehensive income, cash flows and equity for each of the years in the two-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information. Management's Responsibility for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of IESI-BFC Ltd. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the two-year period ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America. Other Matter We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting. “Deloitte & Touche LLP” Independent Registered Chartered Accountants Licensed Public Accountants March 9, 2011 Toronto, Canada

IESI-BFC Ltd.

Consolidated Balance Sheets

December 31, 2010 and December 31, 2009 (stated in accordance with accounting principles generally accepted in the United States of America ("U.S.") and in thousands of U.S. dollars except issued and outstanding share amounts)

	December 31, 2010	December 31, 2009
ASSETS		
CURRENT		
Cash and cash equivalents	$ 13,406	$ 4,991
Accounts receivable (Note 7)	207,098	111,839
Other receivables	472	546
Prepaid expenses	27,254	18,276
Restricted cash (Note 8)	434	382
Other assets (Note 14)	1,928	770
	250,592	136,804
OTHER RECEIVABLES	806	1,213
FUNDED LANDFILL POST-CLOSURE COSTS (Note 17)	8,949	8,102
INTANGIBLES (Note 9)	272,082	100,917
GOODWILL (Note 10)	1,081,868	630,470
LANDFILL DEVELOPMENT ASSETS	12,174	7,677
DEFERRED FINANCING COSTS (Note 11)	21,157	9,358
CAPITAL ASSETS (Note 12)	758,287	439,734
LANDFILL ASSETS (Note 13)	975,691	661,738
INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 23)	4,117	-
OTHER ASSETS (Note 14)	4,764	1,574
	$ 3,390,487	$ 1,997,587
LIABILITIES		
CURRENT		
Accounts payable	$ 100,181	$ 62,753
Accrued charges (Note 15)	136,629	70,572
Dividends payable	15,296	11,159
Income taxes payable	14,425	6,278
Deferred revenues	20,378	13,156
Current portion of long-term debt (Note 16)	1,500	-
Landfill closure and post-closure costs (Note 17)	8,229	6,622
Other liabilities (Note 14)	6,091	8,312
	302,729	178,852
LONG-TERM DEBT (Note 16)	1,258,159	654,992
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 17)	90,010	63,086
OTHER LIABILITIES (Note 14)	7,329	3,611
DEFERRED INCOME TAXES (Note 18)	85,665	81,500
	1,743,892	982,041
COMMITMENTS AND CONTINGENCIES (Note 22)		
EQUITY (Note 19)		
NON-CONTROLLING INTEREST	-	230,014
SHAREHOLDERS' EQUITY		
Common shares (authorized - unlimited, issued and outstanding - 121,429,737 (December 31, 2009 - 82,111,148))	1,878,286	1,082,950
Restricted shares (issued and outstanding - 277,150 (December 31, 2009 - 225,000))	(5,169)	(3,928)
Additional paid in capital	7,092	2,118
Deficit	(188,972)	(214,898)
Accumulated other comprehensive loss	(44,642)	(80,710)
Total shareholders' equity	1,646,595	785,532
Total equity	1,646,595	1,015,546
	$ 3,390,487	$ 1,997,587

James J. Forese (signed) - Non-Executive Chairman **Douglas Knight** (signed) - Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. –December 31, 2010 - 71

IESI-BFC Ltd. –December 31, 2010 - 72 IESI-BFC Ltd. Consolidated Statements of Operations and Comprehensive Income For the years ended December 31, 2010 and 2009 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except net income per share amounts) 2010 2009 REVENUES 1,429,765 $ 1,008,466 $ EXPENSES OPERATING 839,973 588,104 SELLING, GENERAL AND ADMINISTRATION 192,865 136,846 RESTRUCTURING (Note 22) 5,180 - AMORTIZATION 207,666 156,702 NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS (414) (198) OPERATING INCOME 184,495 127,012 INTEREST ON LONG-TERM DEBT 48,786 34,225 NET FOREIGN EXCHANGE LOSS 47 276 NET GAIN ON FINANCIAL INSTRUMENTS (5,493) (1,562) CONVERSION COSTS - 298 OTHER EXPENSES 3,210 162 INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE 137,945 93,613 INCOME TAX EXPENSE (Note 18) Current 36,248 20,039 Deferred 19,410 19,846 55,658 39,885 NET LOSS FROM EQUITY ACCOUNTED INVESTEE 118 - NET INCOME 82,169 53,728 OTHER COMPREHENSIVE INCOME (LOSS) Foreign currency translation adjustment 37,012 25,049 Derivatives designated as cash flow hedges, net of income tax ($1,217) (2009 - ($1,319)) 2,211 2,717 Settlement of derivatives designated as cash flow hedges, net of income tax $46 (2009 - $110) (86) (332) COMPREHENSIVE INCOME 121,306 $ 81,162 $ NET INCOME - CONTROLLING INTEREST 74,105 $ 47,062 $ NET INCOME - NON-CONTROLLING INTEREST 8,064 $ 6,666 $ COMPREHENSIVE INCOME - CONTROLLING INTEREST 110,173 $ 71,092 $ COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST 11,133 $ 10,070 $ Net income per weighted average share, basic 0.77 $ 0.64 $ Net income per weighted average share, diluted 0.76 $ 0.63 $ Weighted average number of shares outstanding (thousands), basic 96,451 73,892 Weighted average number of shares outstanding (thousands), diluted 107,479 85,020 The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. –December 31, 2010 - 73 IESI-BFC Ltd. Consolidated Statements of Cash Flows For the years ended December 31, 2010 and 2009 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars) 2010 2009 NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES OPERATING Net income 82,169 $ 53,728 $ Items not affecting cash Restricted share expense 1,977 1,485 Write-off of landfill development assets 290 77 Accretion of landfill closure and post-closure costs (Note 17) 3,827 3,130 Amortization of intangibles 34,673 28,669 Amortization of capital assets 100,559 74,532 Amortization of landfill assets 72,434 53,501 Interest on long-term debt (amortization and write-off of deferred financing costs) 4,672 2,902 Net gain on sale of capital and landfill assets (414) (198) Net gain on financial instruments (5,493) (1,562) Deferred income taxes 19,410 19,846 Net loss from equity accounted investee 118 - Landfill closure and post-closure expenditures (Note 17) (5,749) (7,145) Changes in non-cash working capital items (Note 20) (14,612) 27,304 Cash generated from operating activities 293,861 256,269 INVESTING Acquisitions, net of cash acquired (Note 5) (301,084) (27,385) Restricted cash deposits (52) (382) Restricted cash withdrawals - 82 Investment in other receivables - (1,434) Proceeds from other receivables 554 487 Funded landfill post-closure costs (285) (1,021) Purchase of capital assets (97,647) (81,219) Purchase of landfill assets (44,994) (41,057) Proceeds from the sale of capital and landfill assets 3,001 4,487 Proceeds from asset divestitures (Note 6) 23,753 - Investment in landfill development assets (2,929) (1,530) Cash utilized in investing activities (419,683) (148,972) FINANCING Payment of deferred financing costs (16,226) (2,106) Proceeds from long-term debt 1,245,102 190,609 Repayment of long-term debt (1,048,694) (443,320) Common shares issued, net of issue costs (198) 209,264 Proceeds from the exercise of stock options 4,261 - Purchase of restricted shares (1,241) (172) Dividends paid to share and participating preferred shareholders (48,777) (70,849) Cash generated from (utilized in) financing activities 134,227 (116,574) Effect of foreign currency translation on cash and cash equivalents 10 2,330 NET CASH INFLOW (OUTFLOW) 8,415 (6,947) CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR 4,991 11,938 CASH AND CASH EQUIVALENTS, END OF YEAR 13,406 $ 4,991 $ SUPPLEMENTAL CASH FLOW INFORMATION: Cash and cash equivalents are comprised of: Cash 13,406 $ 4,991 $ Cash equivalents - - 13,406 $ 4,991 $ Cash paid during the year for: Income taxes 21,226 $ 16,785 $ Interest 39,426 $ 33,428 $ For information on non-cash transactions, refer to notes 5 and 19. The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. – December 31, 2010 - 74 IESI-BFC Ltd. Consolidated Statement of Equity For the year ended December 31, 2010 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars) Common shares Restricted shares Treasury shares Additional paid in capital Deficit Accumulated other comprehensive loss (Note 19) Non-controlling interest Total equity Balance at December 31, 2009 1,082,950 $ (3,928) $ - $ 2,118 $ (214,898) $ (80,710) $ 230,014 $ 1,015,546 $ Net income 74,105 8,064 82,169 Dividends (48,179) (4,006) (52,185) Restricted shares purchased (1,241) (1,241) Restricted share expense 1,977 1,977 Common shares issued, net of issue costs and income tax 551,552 551,552 Common shares issued on exercise of stock options 6,643 (2,382) 4,261 Common shares issued on exchange of participating preferred shares ("PPSs") 237,141 (237,141) - Common shares acquired by U.S. long-term incentive plan ("LTIP") (2,153) (2,153) Deferred compensation obligation 2,153 2,153 Stock options and warrants assumed on acquisition 4,950 4,950 Stock based compensation 429 429 Foreign currency translation adjustment 34,065 2,947 37,012 Derivatives designated as cash flow hedges, net of income tax 2,084 127 2,211 Settlement of derivatives designated as cash flow hedges, net of income tax (81) (5) (86) Balance at December 31, 2010 1,878,286 $ (5,169) $ - $ 7,092 $ (188,972) $ (44,642) $ - $ 1,646,595 $ The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. – December 31, 2010 - 75 IESI-BFC Ltd. Consolidated Statement of Equity For the year ended December 31, 2009 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars) Common shares Restricted shares Treasury shares Additional paid in capital Deficit Accumulated other comprehensive loss (Note 19) Non-controlling interest Total equity Balance at December 31, 2008 868,248 $ (3,756) $ - $ 633 $ (193,135) $ (104,740) $ 230,452 $ 797,702 $ Net income 47,062 6,666 53,728 Dividends (68,825) (9,748) (78,573) Restricted shares purchased (172) (172) Restricted share expense 1,485 1,485 Common shares issued, net of issue costs and income tax 213,942 213,942 Common shares issued on exchange of PPSs 760 (760) - Common shares acquired by U.S. LTIP (1,779) (1,779) Deferred compensation obligation 1,779 1,779 Foreign currency translation adjustment 21,941 3,108 25,049 Derivatives designated as cash flow hedges, net of income tax 2,380 337 2,717 Settlement of derivatives designated as cash flow hedges, net of income tax (291) (41) (332) Balance at December 31, 2009 1,082,950 $ (3,928) $ - $ 2,118 $ (214,898) $ (80,710) $ 230,014 $ 1,015,546 $ The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd. – December 31, 2010 - 76 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) 1. Organization IESI-BFC Ltd. (the “Company”) was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario). Effective May 27, 2009, the Company amalgamated with BFI Canada Ltd. (“BFI Canada”) and continued operating as IESI-BFC Ltd. On June 5, 2009, the Company commenced trading on the New York Stock Exchange (“NYSE”) and closed its U.S. public offering on June 10, 2009. The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S. 2. Reporting Currency The Company has elected to report its financial results in U.S. dollars to improve comparability of its financial information with its peers and to reduce foreign currency fluctuations in the Company’s reported amounts as a significant portion of its assets, liabilities and operations reside in the U.S., and transact in U.S. dollars. The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. As a result, the Company’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. Once complete, the Company’s consolidated assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period. Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements. Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency. The resulting translation adjustments are included in other comprehensive income or loss. 3. Summary of Significant Accounting Policies These consolidated financial statements (“financial statements”) have been prepared in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”), are stated in U.S. dollars, and reflect the following significant accounting policies. Basis of presentation These financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. Use of estimates The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions include the following: estimates of the Company’s allowance for doubtful accounts receivable; future earnings, income tax and other estimates used in the annual test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued accident claims reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation and warrants, including a variety of assumptions used in the option pricing

IESI-BFC Ltd. – December 31, 2010 - 77 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) model; the fair value of financial instruments; realization of deferred income tax assets; and deferred income tax assets and liabilities. Accordingly, results may differ significantly from these estimates. Cash and cash equivalents Cash and cash equivalents include cash and highly liquid short-term money market investments that have an original term to maturity of three months or less. Other receivables Other receivables may include direct finance lease receivables. Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables. Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease. The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower. Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which impairment occurs. Restricted cash Cash received on the issuance of variable rate demand solid waste disposal revenues bonds (“IRBs”) is made available for certain purposes which may include some or all of the of following: landfill construction or equipment, vehicle and or container expenditures. Cash received in advance of certain permitted expenditures is not available for general Company purpose or use. Accordingly, restricted cash amounts are classified as restricted cash on the Company’s consolidated balance sheet. Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the consolidated statement of cash flows. Intangibles Intangible assets include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names, and all are deemed to have finite lives. Finite life intangibles are amortized on a straight-line basis as follows: Customer collection contracts Estimated contract term net of attrition Customer lists 2-12 years Non-competition agreements 2-5 years Transfer station permits 10-25 years Trade-names 2-13 years Goodwill Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a morelikely- than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. The Company has identified its reporting units as its operating segments and the

IESI-BFC Ltd. – December 31, 2010 - 78 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis. With the acquisition of Waste Services, Inc. (“WSI”) in 2010, the Company added WSI’s Canadian operations to its Canadian segment and WSI’s U.S. operations to its U.S. south segment. The impairment test is a two step test. The first test requires the Company to compare the fair value of its reporting units to its carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, the Company has utilized a discounted future cash flow approach. Additional measures of fair value are also considered by the Company. Accordingly, the Company compares fair values determined using a discounted future cash flow approach to other fair value measures which may include some or all of the following: operating income before restructuring costs, amortization and net gain or loss on sale of capital and landfill assets multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. There may be circumstances where an alternative method to determine fair value is a more accurate measure. Due to the inherent subjectivity in estimating fair value, a more pronounced and prolonged recession, loss of business or loss of operating permit could render goodwill impaired and could have a material adverse effect on the Company’s financial condition and operating performance. The Company’s annual impairment test was completed on April 30, 2010, at which time the Company determined that the fair value of its Canadian and U.S. south reporting units substantially exceeded their carrying amounts. At April 30, 2010, the fair value of the Company’s U.S. northeast reporting unit exceeded its carrying amount by 12.6% which was a substantially lower margin of excess compared to its Canadian and U.S. south segments. The Company uses the discounted cash flow and the market approach, using the Company’s share price and multiples of revenues less operating expenses and selling, general and administration expense, to establish the fair value of the U.S. northeast reporting unit. The primary assumptions employed in the discounted cash flow approach include revenue growth of 3.0%; capital and landfill expenditures equal to 9.4% of revenue; revenues less operating expense and selling, general and administration expense margin improvement in the first five years of 0.5% and nil thereafter; no acquisitions are assumed; certain corporate costs are assumed; a tax rate of 40% is applied and a discount rate of 8.03%. There is significant subjectivity in estimating fair value. Accordingly, an increase in interest rates, all else equal, would result in an increase in the risk free rate of interest and cause the discount rate to increase resulting in a lower calculation of fair value. The Company has significant operating losses that are available to shelter income that is otherwise subject to tax. The erosion of these losses resulting from the reporting unit continuing to generate income subject to tax increases cash taxes which results in a reduction of the reporting unit’s fair value. Finally, a further decline in this segment’s performance due to loss of business or recurring economic weakness could also result in a lower calculation of fair value. The carrying amount of goodwill allocated to the U.S. northeast segment amounts to $405,906 at December 31, 2010 (2009 – $402,212). A review of conditions existing at December 31, 2010 did not warrant the Company re-performing its test for goodwill impairment. The Company will continue to monitor both economic and financial conditions and re-perform its test for impairment as conditions present themselves.

IESI-BFC Ltd. – December 31, 2010 - 79 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Landfill development assets Landfill development assets represent costs incurred to develop landfills, including costs to obtain new landfill or landfill expansion permits. Landfill development assets are capitalized to landfill assets once the asset is available for use. Once capitalized to landfill assets, these costs are amortized in accordance with the Company’s landfill asset policy. Management periodically reviews the carrying values of landfill development assets for impairment. Any resulting write-down to fair value is recorded in the period in which the impairment occurs and is recorded to operating expense on the Company’s consolidated statement of operations and comprehensive income or loss. Deferred financing costs Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument. Amortization of deferred financing costs is recorded to interest expense in the Company’s statement of operations and comprehensive income or loss. Capital assets Capital assets are recorded at cost and, with the exception of land and land improvements, are amortized over their estimated useful lives on a straight-line basis as follows: Buildings and improvements 10-40 years Vehicles and equipment 3-10 years Containers and compactors 5-10 years Furniture, fixtures and computer equipment 3-10 years The historical cost of acquiring an asset includes the cost incurred to bring it to the condition and location necessary for its intended use, which may include interest costs attributable to the construction and development of certain capital assets. The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use. Interest is capitalized at the Company’s weighted average cost incurred on long-term debt. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. Capitalized cost and interest amounts are amortized over the asset’s intended useful life. Landfill assets Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs. Interest is capitalized on certain landfill construction and development activities prior to the landfill asset being available for use. Interest is capitalized at the Company’s weighted average cost of long-term debt. Construction and development activities undertaken in Canada and the U.S. incur interest at the rate of interest applicable to each region. The cost of landfill assets, together with projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed. Capitalized landfill closure and post-closure costs are amortized immediately as they are deemed to have no future benefit. At least annually, management updates landfill capacity estimates and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

IESI-BFC Ltd. – December 31, 2010 - 80 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Total available disposal capacity for the purpose of amortizing landfill assets represents the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, which represents an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria: Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project; It is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located; The Company has a legal right to use or obtain land associated with the expansion plan; There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort; Management is committed to pursuing the expansion; and Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion. The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future. Investment in equity accounted investee Investments in which the Company has joint control or significant influence over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its initial investment at cost. The carrying value of the Company’s initial investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements. The amount of the adjustment is included in the determination of the Company’s net income. In addition, the Company’s investment is also increased or decreased to reflect loans and advances, its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from the Company’s investee reduces the carrying value of the Company’s investment. Accrued insurance The Company is self-insured for certain general and auto liability, and workers’ compensation claims. Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred. Self-insurance accruals are based on reported claims and claims incurred but not reported. The Company engages independent actuaries in its assessment of insurance accruals and considers its historical claims experience in the determination of its accrued amounts. Changes in the Company’s claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs. The Company makes various estimates in the determination of self-insured insurance accruals. Changes in these estimates could result in significant changes to accrued insurance amounts.

IESI-BFC Ltd. – December 31, 2010 - 81 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Landfill closure and post-closure costs Costs associated with capping, closing and monitoring the landfill, or portions thereof, after it ceases to accept waste are recognized at fair value over the landfill’s operating life representing the period over which waste is accepted. The Company develops estimates for landfill closure and post-closure costs with input from its engineers and landfill and accounting personnel. Estimates are reviewed at least once annually and consider amongst other things the various regulations that govern each facility. Revenues derived from the Company’s landfill gas to energy facilities do not reduce the Company’s closure and post-closure cost estimates for periods during or post waste acceptance. Quoted market prices are not available to fair value landfill closure and post-closure costs. Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management’s understanding of current and future economic conditions and the expected timing of expenditures. An inflation factor of 2.0% (December 31, 2009 – 2.0%) and 2.5% (December 31, 2009 – 2.5%) has been used in the derivation of fair value estimates for the Company’s Canadian and U.S. landfill closure and post-closure cost obligations, respectively. Fair value estimates are discounted back to their present value using the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company’s credit standing. The credit adjusted risk free rate considers current and future economic conditions and the expected timing of expenditures. Accordingly, the Company has discounted landfill closure and post-closure costs using a credit adjusted risk free rate between 5.4% and 9.5% in Canada (December 31, 2009 – 5.4% and 9.5%) and 5.7% and 7.2% (December 31, 2009 – 5.7% and 7.2%) in the U.S. Due to the inherent uncertainty in making these estimates, actual results could differ significantly. In isolation, a change in the Company’s credit standing does not change previously recorded closure and post-closure costs, but impacts subsequent fair value calculations. Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities. Accordingly, the Company has excluded any estimate of market risk premiums in the fair value determination of landfill closure and post-closure costs. Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate. Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified. The Company records the estimated fair value of landfill closure and post-closure costs as airspace is consumed. The total obligation will be fully accrued, net of accretion, at the time these facilities cease to accept waste and are closed. Accretion represents an increase in the carrying amount of landfill closure and post-closure cost accruals due to the passage of time and is recognized as an operating expense in the consolidated statement of operations and comprehensive income or loss. Accretion expense continues to be recognized post waste acceptance. Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas to energy collection and flaring systems, and other activities, are charged to operating expenses during the operating life of the landfill. These same costs are estimated and included in the Company’s landfill post-closure accruals for all activities that occur post the landfill’s operating life. Maintenance activities are generally required for a period of 30 years post waste acceptance.

IESI-BFC Ltd. – December 31, 2010 - 82 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Income taxes Deferred income taxes are calculated using the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs. Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of deferred income tax assets. Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits. The Company recognizes interest related to uncertain tax positions and penalties in current income tax expense. Revenues Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential (“collection”) customers and transfer and landfill disposal fees charged to third parties. The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable. The Company’s revenues are not derived from multiple deliverables. Revenue is recognized upon the collection of waste for collection customers under contractual service agreements. Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at the Company’s facilities. The Company also earns revenue from the collection and sale of recycled materials and generation of electric power. Revenue earned from the collection of recycled materials is recognized when materials are collected while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser. Revenue earned from the sale of electric power or methane gas is under contract and is recognized when the supply of electricity or methane gas is delivered to the purchaser. Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues as presented in the consolidated statement of operations and comprehensive income or loss. Deferred revenue relates to long-term collection contracts, under which advanced billing occurs, or cash is received prior to the services being performed. Acquisitions The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed. The purchase price is further allocated to the fair value of non-controlling interest. Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net identifiable assets acquired, subject to certain exceptions. If aggregate consideration is less than the net identifiable assets acquired, a gain is recognized to net income on the date of acquisition. The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis. Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

IESI-BFC Ltd. – December 31, 2010 - 83 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Certain of the Company’s purchase and sale agreements contain contingent consideration provisions. For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition. Contingent consideration is initially recorded at fair value on the date of acquisition. Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the date of acquisition. Changes in events that occurred subsequent to the date of acquisition are not permissible measurement period adjustments. Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders equity. A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss. Contingent consideration for acquisitions completed prior to January 1, 2009, which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt was recognized at fair value and included in the purchase price allocation. Consideration which is contingent on maintaining or achieving specified revenue or earning levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable. The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired. To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions. Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured. The Company recognizes acquisition and related costs in the period incurred and records these costs to selling general and administration expense in the consolidated statement of operations and comprehensive income or loss. Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against share capital on the Company’s consolidated balance sheet. Advertising costs Advertising costs of $3,256 (2009 - $2,303) are expensed as incurred and included in selling, general and administration expenses in the consolidated statement of operations and comprehensive income or loss. Royalties Certain of the Company’s purchase and sale agreements contain provisions to make royalty payments. Royalty payments, and accrued amounts payable, are recorded to operating expenses on the consolidated statement of operations and comprehensive income or loss as incurred. Costs associated with exit activities The Company records employee termination benefits that represent a one-time benefit accruing to an employee as an expense when management approves and commits to a plan of termination and communicates the termination arrangement to the employee. Expenses may be recorded in future periods if employees are required to provide future services in order to receive the termination benefits. A liability for costs to terminate a contract before the end of its term is recognized when the Company terminates the contract. Other costs associated with an exit activity may include costs to consolidate or close facilities and relocate employees, which are expensed as incurred.

IESI-BFC Ltd. – December 31, 2010 - 84 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Impairment of long-lived assets An impairment loss is recognized when events or circumstances indicate that the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. Any resulting impairment loss is recorded in the period in which the impairment occurs. The Company has not recorded an impairment loss in the current or comparative year. Non-controlling interest Non-controlling interest represents a direct non-controlling equity interest in the Company through IESI Corporation’s (“IESI”) PPS holdings. The non-controlling interest is entitled to dividends that are economically equivalent to dividends declared and paid by the Company. PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company’s issued equity at the date of issuance. The weighted average trading price represented the average price of the Company’s issued equity calculated for a reasonable period before and after the IESI acquisition was agreed to and subsequently announced. An exchange of PPS into a share of the Company is recorded at the carrying value of the PPS at issuance net of net income or loss and dividends attributable to the PPS to the date of exchange for the period prior to January 1, 2009. Subsequent to January 1, 2009, an exchange of a PPS into a share of the Company is recorded at the carrying value of the PPS at issuance net of net income or loss, other comprehensive income or loss, and dividends attributable to a PPS to the date of exchange. Share based compensation Share based options With the exception of the stock options assumed on the acquisition of WSI, the Company has issued all share based options with stock appreciation rights. Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the five day volume weighted average trading price of a share, over the option’s exercise price. Stock appreciation rights are measured at fair value on the date of grant and are re-measured at fair value at each balance sheet date until their date of settlement. The Company considers estimated forfeitures in the determination of fair value. Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs. Additionally, changes in the fair value of share based options are recorded to selling, general and administration expense in the consolidated statement of operations and comprehensive income or loss. The Company has elected to recognize compensation expense on a straight line basis over the requisite service period for the entire award. The stock options assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing. The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price over the expected term. Changes in subjective assumptions can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss. Restricted shares Compensation related to restricted shares is recognized over the period in which employee services are rendered. Restricted shares with graded vesting schedules are viewed as separate awards and are accounted for separately over the employee service period to the date of vesting. Restricted shares are initially recorded to shareholders’ equity with the related expense recorded to selling, general and administration expense as the employee service period is satisfied.

IESI-BFC Ltd. – December 31, 2010 - 85 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Shares held by a rabbi trust Common shares held in a rabbi trust are classified as treasury shares. Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust. A rabbi trust, as a grantor trust, requires that the assets held in the trust be available to satisfy the claims of general creditors in the event of bankruptcy. The deferred compensation obligation is recorded to restricted shares as a component of shareholders’ equity and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations. As U.S. LTIP participants draw shares of the Company from the rabbi trust, both the deferred compensation obligation and trust units acquired by the U.S. LTIP reduce by a similar amount. Warrants The warrants assumed on the acquisition of WSI were fully vested and measured at fair value on the date of closing using the Black-Scholes-Merton option pricing model. Financial instruments Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship. Gains or losses on financial instruments measured at fair value are recognized in the consolidated statement of operations and comprehensive income or loss in the periods in which they arise as a gain or loss on financial instruments, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship, with an offset to other assets or other liabilities on the Company’s consolidated balance sheet. Gains or losses on financial instruments designated as hedges are recognized in other comprehensive income or loss. Derivatives are financial instruments or other contracts that embody all of the following characteristics: their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the "underlying"), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract; they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and they are settled at a future date. The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements, or old corrugated cardboard hedges. Embedded derivatives are components of a hybrid (combined) instrument that also includes a non-derivative host contract. The result is that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract. An embedded derivative is separated from its host contract when all of the following conditions are met: the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; the separated instrument would meet the definition of a derivative; and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income.

IESI-BFC Ltd. – December 31, 2010 - 86 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Any gains or losses on embedded derivatives are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to other assets or other liabilities on the Company’s consolidated balance sheet. Hedges Hedges modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income or loss in the same period or periods, and is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income or loss in a different period than the gains, losses, revenues and expenses of the hedged item. The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has met or satisfied the following conditions: the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company’s objective and strategy; the Company has designated that hedge accounting will be applied to the hedging relationship; and the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship. In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy. Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period. Accordingly, the effectiveness of the hedging relationship must be reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that it has remained, and is expected to continue to be, effective, and in the case of a forecasted transaction, it is probable that the transaction will occur. Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment. The Company has no fair value hedges. Cash flow hedges, hedge the exposure to variability in cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment. The gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments. The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: the maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective. When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss. If the Company terminates its designation of the hedging relationship or the

IESI-BFC Ltd. – December 31, 2010 - 87 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments. Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods during which the hedged transaction affects net income. Foreign currency translation The Company’s functional currency is the Canadian dollar. Accordingly, its financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Company has concluded that its U.S. segments are self-sustaining foreign operations which are translated applying the current rate method. Applying this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates. The resulting translation adjustments are included in other comprehensive income or loss and are only included in the determination of net income when a reduction in the investment in these foreign operations is realized. Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange gains or losses included in other comprehensive income or loss. The Company has elected to report its financial results in U.S. dollars. The Company’s consolidated balance sheet is subsequently translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date. The consolidated statements of operations and comprehensive income or loss and consolidated statement of cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss. Disposal of long-lived assets and discontinued operations Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs. Long-lived assets held for sale are carried at the lower of their carrying amount or fair value less cost to sell. 4. Changes in Accounting Policies Improving Fair Value Measurements and Disclosures In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011. This guidance does not have a significant impact on the Company’s financial statements.

IESI-BFC Ltd. – December 31, 2010 - 88 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Disclosure of Supplementary Pro Forma Information for Business Combinations In December 2010, FASB issued additional disclosure guidance aimed at addressing the diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. For the Company, this guidance is effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011. Early adoption is permitted. This guidance will have no significant impact on the Company’s financial statements. 5. Acquisitions WSI Effective July 2, 2010, the Company acquired all the issued and outstanding common shares of WSI for share consideration. All WSI common stock outstanding was cancelled and extinguished and automatically converted into the right to receive 0.5833 shares of the Company’s common shares, which represented 27,971 common shares of the Company, and cash payable in lieu of fractional shares. The fair value of common share consideration was calculated using the opening market price of the Company’s shares quoted on the Toronto Stock Exchange (“TSX”) on July 2, 2010 multiplied by the total common shares issued to WSI stockholders. Outstanding warrants and stock options issued by WSI and outstanding on July 2, 2010 were assumed by the Company. These warrants and stock options were fair valued using the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time holders of these instruments will retain their warrants or options before exercising them and the expected volatility of the Company’s share prices over the expected term to exercise. Significant assumptions include the following: volatility 23.18% to 46.58%, expected life 0.33 years to 5.71 years, dividend yield 2.38% and a risk free interest rate of 0.24% to 3.07%. Warrants and stock options form a portion of consideration in the purchase price allocation.

IESI-BFC Ltd. – December 31, 2010 - 89 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) The Company executed the transaction pursuant to its strategy of growth through acquisition. Specifically, the Company believes that the acquisition will provide it with the opportunity to diversify its business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction enables the Company to increase its internalization in its Canadian and U.S. northeast markets. Goodwill arising from the acquisition is attributable to WSI’s assembled workforce and to potential synergies as a result of personnel and operating overhead reductions, disposal advantages, expected future earnings, or the employment of market focused strategies. An independent firm has been engaged to assist management in preparing the purchase price allocation. The purchase price allocations are preliminary and do not reflect final fair value amounts for all the assets acquired and liabilities assumed. The purchase price allocation is as follows: Consideration Common shares 551,750 $ Warrants and stock options assumed 4,950 Cash for fractional shares 2 Total consideration 556,702 $ Net assets acquired Cash 4,057 $ Accounts receivable (net of allowance for doubtful accounts $292) 50,613 Prepaid expenses 9,498 Income taxes recoverable 1,688 Net assets held for sale (Note 6) 22,983 Intangibles (Note 9) 143,297 Goodwill (Note 10) 363,339 Landfill development assets 1,277 Capital assets 234,769 Landfill assets 187,227 Accounts payable (26,711) Accrued charges (59,223) Deferred revenues (3,844) Long-term debt (387,675) Landfill closure and post-closure costs (14,558) Other liabilities - long-term (4,361) Deferred income taxes 34,326 Total net assets acquired 556,702 $ Goodwill recorded by segment Canada 293,669 $ U.S. south 69,670 Total goodwill 363,339 $ Results for the WSI acquisition have been included in the Company’s consolidated statement of operations and comprehensive income since the date of acquisition. WSI’s contribution to the Company’s results is included in its Canadian and U.S. south segments. The Company has accounted for this acquisition applying the acquisition method of accounting. Goodwill amounting to $69,670 is expected to be deductible for tax purposes. The following unaudited pro forma results of operations assume that the Company’s acquisition of WSI, acquired July 2, 2010, occurred on January 1, 2009 and reflect the divestitures required by the consent agreement with the Canadian Competition Bureau: 2010 2009 (unaudited) (unaudited) Revenues 1,660,202 $ 1,425,126 $ Net income 83,572 $ 62,888 $ Net income per weighted average share, basic and diluted 0.69 $ 0.56 $

IESI-BFC Ltd. – December 31, 2010 - 90 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) The unaudited pro forma results may not be indicative of the results of operations that would have occurred if the transaction had been in effect on January 1, 2009 or of the operating results which may be realized in the future. The Company’s integration of certain WSI operations in Canada with the Company’s existing operations makes the determination of WSI’s contributions to revenues and net income impracticable. Transaction costs for the acquisition of WSI are included in selling, general and administration expenses for the year ended December 31, 2010 and amount to $5,517 (2009 - $3,177). Other acquisitions For the year ended December 31, 2010, the Company also acquired all of the issued and outstanding common shares of two waste management companies in the U.S. south and all of the solid waste collection assets, including various current assets and liabilities, of 12 waste management companies, one in Canada, seven in the U.S. south and four in the U.S. northeast, each of which constitutes a business. For the year ended December 31, 2009, the Company acquired all of the solid waste collection assets, including various current assets and liabilities, of two waste management companies in Canada, three in the U.S. south and one in the U.S. northeast, each of which constitutes a business. The Company also acquired the waste collection assets from one waste management company in Canada. The Company considers these other acquisitions to be “tuck-ins”. Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations. Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces acquired and to potential synergies as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies. Pro forma revenues and net income for these tuck-in acquisitions have not been disclosed as the acquired companies are immaterial both individually and in aggregate. The allocations of certain purchase prices are absent final fair value adjustments. The results of these acquisitions have been included in the financial statements from their dates of closing. Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from the achievement of various business performance targets is also subject to final adjustment. Final fair value adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded to the original purchase price allocation.

IESI-BFC Ltd. – December 31, 2010 - 91 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired, is as follows: December 31 2010 2009 Consideration Cash, including holdbacks (as applicable) 306,628 $ 25,491 $ Net assets acquired Accounts receivable 15,238 705 Intangibles (Note 9) 55,489 6,802 Goodwill (Note 10) 60,516 2,031 Capital assets 70,493 5,956 Landfill assets 128,432 16,027 Accounts payable (6,796) (1,259) Landfill closure and post-closure costs (3,525) (4,771) Deferred income taxes (13,219) - Total net assets acquired 306,628 $ 25,491 $ Consideration by segment (including holdbacks (as applicable)) Canada 48,783 $ 1,698 $ U.S. south 246,415 18,718 U.S. northeast 11,430 5,075 Total consideration 306,628 $ 25,491 $ Goodwill recorded by segment Canada 1,381 $ 867 $ U.S. south 55,440 - U.S. northeast 3,695 1,164 Total goodwill 60,516 $ 2,031 $ Goodwill amounting to $24,546 (2009 - $2,031) is expected to be deductible for tax purposes. Investment in equity accounted investee On January 4, 2010, the Company also acquired a fifty percent equity interest in each of two waste management companies in Canada. The Company has applied the equity method of accounting for its interest in these two companies and considers this acquisition to be a “tuck-in”. Goodwill arising from this acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond that which each was capable of achieving had they operated separately. Equity investment income or loss from this acquisition has been included in the Company’s consolidated statement of operations and comprehensive income or loss from its date of closing.

IESI-BFC Ltd. – December 31, 2010 - 92 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Cash consideration paid for by the Company for its fifty percent ownership interest in its equity investee and its allocation to the fair value of net assets acquired is as follows: December 31 2010 Consideration Cash 3,332 $ Net assets acquired Accounts receivable 253 Intangibles 1,936 Goodwill 1,144 Capital assets 1,542 Accounts payable (276) Long-term debt (759) Deferred income taxes (508) Total net assets acquired 3,332 $ The net book value of the equity investee’s net assets was $784 at the date of acquisition. Goodwill amounting to $1,144 is not deductible for tax purposes. In December 2010, an on-demand loan of $728 (C$750) (Note 23) was made by the Company to its equity investee. Transaction costs for other acquisitions are included in selling, general and administration expenses for the year ended December 31, 2010 and amount to $3,046 (2009 - $435). For the year ended December 31, 2010, aggregate cash consideration for other acquisitions, including the Company’s investment in its equity accounted investee, amounted to $304,817 (2009 - $25,491), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets. Contingent consideration Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $322 (2009 - $1,894) for the year ended December 31, 2010 (Note 22(iv)). The Company typically holds back the payment of certain amounts due to sellers subject to meeting various business performance conditions. These conditions are generally short term in nature and the Company has assessed the fair value of its obligation for payment at the full amount of the hold back. In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term. The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition. Holdback and additional amounts totaled $5,869 (2009 - $2,018). 6. Divested Assets In accordance with the consent agreement between the Company and the Canadian Competition Bureau, the Company was required to divest of certain WSI acquired commercial customer contracts and equipment in five Canadian markets: Calgary, Edmonton, Hamilton, Ottawa and Barrie. In total, these assets generate approximately 18,500 Canadian dollars (“C$”) of annualized revenue. The Company was also required to divest of one duplicate transfer station in Hamilton. As of December 31, 2010, the Company has divested of all of the net assets it had previously held for sale. Net proceeds from the divestitures amount to C$24,468. No gain or loss was recognized. Net assets held for sale were recorded at their estimated fair values at July 2, 2010.

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net assets held for sale at the date of the acquisition of WSI are comprised of the following:

		July 2, 2010
Accounts receivable	$	2,276
Prepaid expenses		7
Intangibles		10,092
Goodwill		9,558
Capital assets		4,234
Deferred revenues		(580)
Deferred income taxes		(2,604)
Total net assets held for sale	$	22,983

7. Allowance for Doubtful Accounts

The following table illustrates the movement in the Company's allowance for doubtful accounts for the year ended December 31, 2010.

		December 31 2010		2009
Balance, beginning of the year	$	4,058	$	5,562
Additions to allowance for doubtful accounts, during the year		5,820		3,948
Written-off, uncollectible, during the year		(4,880)		(6,368)
Recoveries, during the year		498		761
Foreign currency translation adjustment, during the year		107		155
Balance, end of year	$	5,603	$	4,058

8. Restricted Cash

Restricted cash represents cash received from IRB drawings in advance of incurring the expenditure for which the IRBs are made available. At December 31, 2010, $434 (2009 - $382) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company's U.S. northeast operations.

9. Intangibles

December 31, 2010		Cost		Accumulated Amortization		Net Book Value		Additions	Weighted Average Amortization Period of Additions
Customer collection contracts	$	210,032	$	117,903	$	92,129	$	87,351	9.20
Customer lists		193,821		54,375		139,446		84,285	7.98
Non-competition agreements		17,560		9,368		8,192		4,773	4.73
Transfer station permits		27,893		4,010		23,883		14,335	20.00
Trade-names		10,619		2,187		8,432		8,042	8.00
	$	459,925	$	187,843	$	272,082	$	198,786	

IESI-BFC Ltd. – December 31, 2010 - 93

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Cost	Accumulated Amortization	Net Book Value	Additions	December 31, 2009 Weighted Average Amortization Period of Additions
Customer collection contracts	$ 110,648	$ 101,623	$ 9,025	$ 342	4.46
Customer lists	110,658	36,156	74,502	5,801	6.20
Non-competition agreements	13,503	6,714	6,789	659	5.00
Transfer station permits	12,339	2,600	9,739	-	-
Trade-names	2,198	1,336	862	-	-
	$ 249,346	$ 148,429	$ 100,917	$ 6,802	

Estimated remaining intangible amortization expense in each of the five succeeding years and thereafter is as follows:

2011	$ 42,919
2012	40,513
2013	37,722
2014	34,469
2015	26,548
Thereafter	89,911
	$ 272,082

10. Goodwill

The following table outlines the changes in goodwill.

	December 31 2010	2009
Goodwill, beginning of year	$ 630,470	$ 617,832
Goodwill recognized on acquisitions completed, during the year	423,855	2,031
Goodwill recognized in respect of prior period acquisitions, during the year	3,593	1,916
Foreign currency exchange adjustment, during the year	23,950	8,691
Goodwill, end of year	$ 1,081,868	$ 630,470

Goodwill amounting to $3,271 (2009 - $22) in respect of contingent consideration was accrued for as at December 31, 2010.

The Company has not recognized any impairment charge on its goodwill in the years ended December 31, 2010 and 2009. In addition, the Company has not disposed of any goodwill in these years except goodwill attributable to divested assets (Note 6).

IESI-BFC Ltd. – December 31, 2010 - 94

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11. Deferred Financing Costs

Deferred financing costs represent fees and costs incurred in connection with securing or amending long-term debt facilities. The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

December 31, 2010	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$ 34,974	$ 13,817	$ 21,157

December 31, 2009	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$ 18,394	$ 9,036	$ 9,358

Deferred financing cost amortization and write-offs for the year ended December 31, 2010 amounted to $4,672 (2009 - $2,902).

Estimated future amortization expense for the Company's deferred financing costs in each of the five succeeding years and thereafter is as follows:

2011	$ 5,107
2012	5,107
2013	5,107
2014	2,644
2015	183
Thereafter	3,009
	$ 21,157

12. Capital Assets

			December 31, 2010
	Cost	Accumulated Amortization	Net Book Value
Land and improvements	$ 126,851	$ -	$ 126,851
Buildings and improvements	176,841	33,789	143,052
Vehicles and equipment	593,449	251,603	341,846
Containers and compactors	252,604	113,145	139,459
Furniture, fixtures and computer equipment	20,669	13,590	7,079
	$ 1,170,414	$ 412,127	$ 758,287

			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Land and improvements	$ 50,420	$ -	$ 50,420
Buildings and improvements	110,189	25,737	84,452
Vehicles and equipment	392,993	192,479	200,514
Containers and compactors	187,353	87,979	99,374
Furniture, fixtures and computer equipment	17,336	12,362	4,974
	$ 758,291	$ 318,557	$ 439,734

Capitalized interest for the year ended December 31, 2010 amounted to $97 (2009 - $18).

IESI-BFC Ltd. – December 31, 2010 - 95

IESI-BFC Ltd. – December 31, 2010 - 96 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) 13. Landfill Assets December 31, 2010 Accumulated Cost Amortization Net Book Value Landfill assets 1,407,103 $ 431,412 $ 975,691 $ December 31, 2009 Accumulated Cost Amortization Net Book Value Landfill assets 1,016,030 $ 354,292 $ 661,738 $ Capitalized interest for the year ended December 31, 2010 amounted to $2,165 (2009 - $2,043). 14. Other Assets and Other Liabilities December 31 2010 2009 Other assets Fair value of commodity swaps 548 $ 641 $ Fair value of commodity swaps designated as cash flow hedges 3,253 1,703 Fair value of interest rate swaps designated as cash flow hedges 2,891 - 6,692 2,344 Less current portion of other assets 1,928 770 4,764 $ 1,574 $ Other liabilities Fair value of interest rate swaps 7,482 $ 11,923 $ Deferred lease liabilities 905 - Unfavourable lease arrangements 1,149 - Contingent acquisition payables 2,111 - Other 1,773 - 13,420 11,923 Less current portion of other liabilities 6,091 8,312 7,329 $ 3,611 $

IESI-BFC Ltd. – December 31, 2010 - 97 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) 15. Accrued Charges Accrued charges are comprised of the following: December 31, 2010 December 31, 2009 Insurance 25,753 $ 18,799 $ Payroll and related costs 39,353 19,531 Franchise and royalty fees 5,249 4,301 Interest 7,120 5,224 Provincial and state sales taxes 6,069 3,292 Acquisition and related costs 9,100 3,017 Environmental surcharges 7,660 4,349 Property taxes 642 336 Share based compensation 10,697 2,383 Other 24,986 9,340 Accrued charges 136,629 $ 70,572 $ 16. Long-term Debt December 31 December 31 2010 2009 Term loan - $ 195,000 $ Senior secured debenture, series B 58,315 55,418 Revolving credit facilities 1,087,765 295,574 IRBs 109,000 109,000 Other 4,579 - 1,259,659 654,992 Less current portion of long-term debt 1,500 - 1,258,159 $ 654,992 $ U.S. revolving credit facility Effective July 2, 2010, the Company entered into an Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI, a wholly owned subsidiary of the Company in connection with the closing of the WSI acquisition. Monies available from the U.S. facility were used to repay WSI’s outstanding U.S. indebtedness on closing and are available for permitted acquisitions, subject to certain restrictions, capital expenditures, refinancing existing indebtedness, working capital, letters of credit and for general corporate purposes. Entering into the U.S. facility increased the Company’s availability from $783,500 to $950,000 and increased the total additional availability under the facility (the “accordion feature”) from $36,500 to $300,000. All committed amounts under the U.S. facility are revolving. In addition, the maturity date was extended from January 21, 2012 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined U.S. companies. Financial covenants under the U.S. facility remain principally unchanged and include a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.0 times, a minimum rolling four-quarter EBITDA to interest expense ratio of 2.5 times, a capital expenditure maximum of 1.1 times actual depreciation and landfill depletion expense for any fiscal year and precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times, all of which are defined and calculated in accordance with the terms of the U.S. facility. The U.S. facility requires that IESI maintain interest rate hedges at fixed rates for at least 40% of the total funded debt, as defined therein. This requirement is unchanged from the conditions included in the preceding facility.

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Pricing on advances drawn under the facility increased from the previous facility by 100 basis points for LIBOR rate advances at all pricing levels and by 150 to 200 basis points for bank prime advances. Pricing ranges from 250 to 325 basis points over LIBOR for borrowings on LIBOR and 150 to 225 basis points over bank prime for prime rate advances and interest is payable quarterly in arrears. Pricing on financial letters of credit increased by similar amounts and pricing ranges from 262.5 basis points to 337.5 basis points. Standby fees were largely unchanged and range from 37.5 to 62.5 basis points.

Security under the U.S. facility remained relatively unchanged compared to the previous facility, and represents an interest over all assets of the U.S. operating companies and a pledge of the U.S. operating entities equity.

In December 2010, the Company exercised a portion of the accordion feature available on its U.S. facility which increased the size of the U.S. credit facility by $127,500 to $1,077,500 which became effective January 13, 2011. The accordion feature on the U.S. facility declined by a similar amount.

The Company's U.S. facility makes available, net of letters of credit amounting to $139,901 (2009 – $123,700), $49,099 at December 31, 2010 (2009 – $339,300). At December 31, 2010, $761,000 (2009 – $125,500) was drawn on, and $49,099 (2009 - $241,906) was immediately available for borrowing under the U.S. facility. The U.S. facility bears interest at either Bank of America's prime rate or LIBOR plus an applicable margin. Interest is payable quarterly in arrears and unused revolving credit facility commitments are subject to a standby fee ranging from 0.375% to 0.625%. At December 31, 2010, the interest rate applicable to $610,000 (2009 – $115,000) outstanding under the U.S. facility was LIBOR plus 300 basis points, or 3.27% (2009 – 2.03%), and the interest rate applicable to the remaining balance of $151,000 (2009 - $10,500) outstanding thereunder was Bank of America's prime rate plus applicable margin, or 5.25% (2009 – 3.25%). At December 31, 2010, the Company's standby fee was 0.50% (2009 – 0.50%).

As a condition of borrowing, the Company is required to have long-term debt, or have entered into interest rate swaps, on a fixed rate basis, for not less than 40% of total funded debt. Due to the Company exercising a portion of the accordion feature in December 2010, it is not required to comply with this condition until March 31, 2011. During the intervening period, the Company is required to maintain interest rate hedges at fixed rates for at least 30% of total funded debt. Accordingly, the Company has entered into the following interest rate swaps as outlined in the table below:

						December 31, 2010
Date entered		Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date
April 2005	$	25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$	50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$	35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$	10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$	160,000	1.07%	0.25%	November 2010	July 2014

Canadian revolving credit facility

Effective July 2, 2010, in connection with the closing of the WSI acquisition, the Company entered into a Sixth Amended and Restated Credit Facility Agreement in Canada (the "Canadian facility") on behalf of BFI Canada Inc. ("BFI"), a wholly owned subsidiary of the Company. Monies available from the Canadian facility were used to repay WSI's outstanding Canadian indebtedness on closing and are available for general corporate purposes, including permitted acquisitions, subject to certain restrictions. Entering into the Canadian facility increased the Company's availability from C$305,000 to C$525,000 and increased the total additional availability under the facility (the "accordion feature") from C$45,000 to C$125,000. All committed monies under the Canadian facility

IESI-BFC Ltd. – December 31, 2010 - 98

IESI-BFC Ltd. – December 31, 2010 - 99 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) are revolving. In addition, the maturity date was extended from May 30, 2011 to July 2, 2014 and certain covenants were amended to reflect the financial condition and operations of the combined Canadian companies. Financial covenant amendments included an increase in the maximum funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the Canadian facility, from 2.75 times to 3.0 times. The funded debt to EBITDA ratio covenant expands to a maximum of 3.25 times for a period of two quarters following the completion of an acquisition which exceeds C$75,000. Pricing on advances drawn under the facility increased by 125 basis points compared to pricing on the previous facility. The Canadian facility also introduced a new pricing layer for a funded debt to EBITDA position below 1.0 times. Pricing ranges from 112.5 to 237.5 basis points over bank prime for borrowings on prime and 212.5 to 337.5 basis points over Bankers’ Acceptances (“BA”) for borrowing on BAs. Pricing on financial letters of credit increased by similar amounts and pricing ranges from 212.5 basis points to 337.5 basis points. Standby fees increased by 27.5 to 35 basis points, and pricing ranges from 55 to 85 basis points, while non-financial letters of credit increased by 81.5 to 85 basis points. Security under the Canadian facility remained largely unchanged compared to the previous facility, and represents a first priority perfected security interest over all personal and real property of the Canadian operating companies and a pledge of the Canadian operating entities equity held by the Canadian parent. At December 31, 2010, C$325,000 (2009 – C$178,000) is drawn on the Canadian facility. The Company’s remaining availability under its Canadian facility at December 31, 2010, net of letters of credit totaling C$53,355 (2009 – C$39,282), amounts to C$146,645 (2009 - C$87,718). At December 31, 2010, C$146,645 (2009 - C$87,718) was immediately available for borrowing under the Canadian facility. At December 31, 2010, the Company’s standby fee was 0.65% (2009 – 0.325%). At December 31, 2010, Canadian facility advances were principally priced at the BA rate of 1.22%, plus a spread of 2.625% (2009 – 0.45%, plus a spread of 1.375%). Senior secured debenture, series B (“debenture”) On June 25, 2004, BFI issued a C$47,000 senior secured, series A debenture, bearing interest at 6.123% and C$58,000 senior secured, series B debenture, bearing interest at 7.015%. On June 26, 2009, the Company’s series A debenture matured and was repaid. The Company drew on available capacity from its Canadian revolving credit facility to repay the series A debenture. Interest on the series B debenture is payable quarterly in arrears, and payments commenced on September 26, 2004. The series B debenture is payable in full on June 26, 2014. The debenture is redeemable in whole or in part from time to time at a price equal to the greater of par and the net present value of all scheduled payments of interest and principal using a discount rate equivalent to the sum of the Government of Canada Yield plus a margin. The debenture is secured by a charge over all the personal and real property of BFI, Ridge (Chatham) Holdings G.P. Inc., and Ridge (Chatham) Holdings L.P. and the shares of BFI and its subsidiaries. The debenture ranks equally with the Company’s Canadian revolving credit facility. On July 2, 2010, the Company entered into the Fifth Amended and Restated Trust Indenture (the “trust indenture”). The purpose of entering into the trust indenture was to permit the Company to repay WSI’s outstanding Canadian indebtedness with accommodations available under the Canadian facility. The amount drawn, maturity, pricing, security and significant terms and covenants were largely unchanged. Covenant modifications generally reflected the financial condition and operations of the combined Canadian companies and to achieve alignment with changes to the Canadian facility. The financial covenant referred to above in the Canadian facility section was similarly modified in the trust indenture. While pricing remained substantially unchanged, pricing was modified to allow for an additional charge should the Company’s credit quality deteriorate. Credit quality deterioration, includes, but is not limited to, a rating agency downgrade below investment grade and a funded debt to EBITDA ratio, as defined and calculated in accordance with the terms of the trust indenture, which exceeds 2.75 times.

IESI-BFC Ltd. – December 31, 2010 - 100 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) IRBs On December 1, 2009, the Company entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“2009 Seneca IRB Facility”). The 2009 Seneca IRB Facility makes $90,000 available to fund a portion of the landfill construction and equipment expenditures at the Company’s Seneca Meadows landfill. The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index (“SIFMA Index”). Interest is payable monthly in arrears, commencing on February 1, 2010. At December 31, 2010, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.40% (2009 – 0.35%). The 2009 Seneca IRB Facility matures on December 1, 2039 and is guaranteed by IESI. At December 31, 2010, $5,000 (2009 - $5,000) was drawn under this facility and $434 (2009 - $382) was restricted (Note 8). On March 1, 2007, the Company entered into a 15-year agreement with the Mission Economic Development Corporation, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“TX IRB Facility”). The TX IRB Facility makes $24,000 available to fund a portion of landfill construction activities, and equipment, vehicle, and container expenditures in the Company’s Texas operations. The TX IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on May 1, 2007. At December 31, 2010, the daily interest rate applicable to the TX IRB Facility was 0.41% (2009 – 0.28%). The TX IRB Facility matures on April 1, 2022 and is secured by a letter of credit equal to the amount drawn on the facility. At December 31, 2010, $24,000 (2009 – $24,000) has been drawn under this facility. On November 16, 2006, the Company entered into a 22-year agreement with the Pennsylvania Economic Development Financing Authority, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“PA IRB Facility”). The PA IRB Facility makes $35,000 available to fund a portion of landfill construction, equipment, vehicle, and container expenditures in the Company’s Pennsylvania operations. The PA IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on December 1, 2006. At December 31, 2010, the daily interest rate applicable to the PA IRB Facility was 0.40% (2009 – 0.25%). The PA IRB Facility matures on November 1, 2028 and is secured by a letter of credit equal to the amount drawn on the facility. At December 31, 2010, $35,000 (2009 – $35,000) was drawn under this facility. On October 20, 2005, the Company entered into a 30-year agreement with the Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds (“2005 Seneca IRB Facility”). The 2005 Seneca IRB Facility makes $45,000 available to fund a portion of Seneca Meadows landfill construction and equipment expenditures. The 2005 Seneca IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on November 1, 2005. Effective August 1, 2008, the Company remarketed its 2005 Seneca IRB Facility. The amended and restated 2005 Seneca IRB Facility, which originally bore interest at LIBOR less an applicable discount, bears interest at 6.625% for a term of 5 years. The 2005 Seneca IRB Facility matures on October 1, 2035 and is guaranteed by IESI. At December 31, 2010, $45,000 (2009 – $45,000) was drawn under this facility. Other In connection with the WSI acquisition, the Company assumed a note that was originally payable to WCA of Florida LLC (“WCA”) and subsequently assigned to Credit Suisse. The note has an original issue date of June 29, 2007 and was originally issued for $10,500. The note is non-interest bearing and requires payments of $125 per month until its maturity in June 2014. The note was entered into as part of a transaction between WSI and WCA to acquire certain WCA assets in Florida and to sell certain WSI operations in Texas. The note is secured by the WCA assets acquired.

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Consolidated long-term debt

The Company is subject to various restrictions included in its long-term debt financing agreements. At December 31, 2010 the Company is in compliance with all restrictions included in these agreements.

Interest on long-term debt amounted to $48,786 (2009 - $34,225). Interest on long-term debt includes deferred financing cost amortization and write-offs and excludes capitalized interest.

Principal repayments required in each of the next five years ending December 31 and thereafter are as follows:

2011	$	1,500
2012		1,500
2013		1,500
2014		1,146,159
2015		-
Thereafter		109,000
	$	1,259,659

17. Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs and also outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile closure and post-closure cost accruals from the beginning to the end of the year.

		December 31, 2010
Fair value of legally restricted assets	$	8,949
Undiscounted closure and post-closure costs	$	593,400
Credit adjusted risk free rates - Canadian segment landfills		5.4 - 9.5%
Credit adjusted risk free rates - U.S. segment landfills		5.7 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures		
2011	$	8,229
2012		9,982
2013		15,506
2014		10,373
2015		7,593
Thereafter		541,717
	$	593,400

		December 31 2010		2009
Landfill closure and post-closure costs, beginning of year	$	69,708	$	58,067
Provision for landfill closure and post-closure costs, during the year		9,508		15,005
Accretion of landfill closure and post-closure costs , during the year		3,827		3,130
Landfill closure and post-closure expenditures, during the year		(5,749)		(7,145)
Disposal of landfill closure and post-closure costs, during the year		-		(1,343)
Landfill closure and post-closure costs acquired, during the year		18,083		4,771
Revisions to estimated cash flows, during the year		1,725		(4,392)
Foreign currency translation adjustment, during the year		1,137		1,615
		98,239		69,708
Less current portion of landfill closure and post-closure costs		8,229		6,622
Landfill closure and post-closure costs, end of year	$	90,010	$	63,086

The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill. The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly. At December 31, 2010, funded landfill post-closure costs, representing the fair value of legally restricted assets, total $8,949 (2009 - $8,102). At December 31, 2010, $8,852 (2009 - $8,102) was deposited into the social utility trust with the balance, $97 (2009 - $nil) remaining unfunded and included in accounts payable.

IESI-BFC Ltd. – December 31, 2010 - 101

IESI-BFC Ltd. – December 31, 2010 - 102 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) 18. Income Taxes The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company’s pre-tax income and income tax expense or recovery recorded in the consolidated statement of operations and comprehensive income. December 31 2010 2009 Income before income taxes 137,945 $ 93,613 $ Income tax expense at the combined basic rate 49,720 29,613 Large corporation and state tax 2,104 4,138 Withholding tax on foreign dividends 91 1,032 Tax on other non-deductible expenses 814 1,038 Net revisions to certain tax bases and tax rates 2,321 3,576 Other 608 488 Income tax expense 55,658 $ 39,885 $ December 31 2010 2009 Deferred income tax assets Unutilized tax loss carryforwards 112,217 $ 96,409 $ Deferred financing costs and offering expenses 5,362 4,047 Foreign tax credits available for carryforward 14,567 - Accounting provisions not currently deductible for tax 50,074 37,731 Other 937 3,935 Valuation allowance (18,267) (860) 164,890 141,262 Deferred income tax liabilities Carrying value of capital assets in excess of tax value 65,474 30,377 Carrying value of intangibles and landfill assets in excess of tax value 172,373 188,818 Carrying value of deferred financing costs in excess of tax value 7,155 3,337 Other 5,553 230 250,555 222,762 Net deferred income tax liabilities 85,665 $ 81,500 $ Net deferred income tax liabilities, totaling $85,665 (2009 - $81,500), is comprised of net deferred income tax liabilities in Canada amounting to $50,460 (2009 – $4,570) and net deferred income tax liabilities in the U.S. amounting to $35,205 (2009 - $76,930). In September 2009, we received final approval from the Internal Revenue Service for a change to the tax depreciation method for all U.S. landfills. This change increased the existing federal losses available for carryforward by approximately $251,700 and resulted in a like change to the carrying value of landfill assets in excess of tax value.

IESI-BFC Ltd. – December 31, 2010 - 103 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) The components of domestic and foreign income before income taxes and domestic and foreign income taxes are as follows: 2010 2009 Income before income taxes Canada 74,343 $ 60,979 $ U.S. 63,602 32,634 137,945 $ 93,613 $ Current income tax expense Canada 32,825 $ 18,483 $ U.S. 3,423 1,556 36,248 20,039 Deferred income tax (recovery) expense Canada (7,239) $ 5,153 U.S. 26,649 14,693 19,410 19,846 Total income tax expense 55,658 $ 39,885 $ The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. The Company has no material uncertain tax positions. Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at December 31, 2010 and 2009. The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2010 in Canada and from 1997 to 2010 in the U.S. The Company does not tax effect its foreign currency translation adjustment. Subsidiaries of the Company have unutilized tax losses amounting to $250,542 (2009 - $226,577) which expire 2012 to 2028. The realization of the deferred income tax assets, net of a $3,250 (2009 - $860) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $108,967 (2009 - $95,549), is dependent on the Company generating taxable income in future years in which those temporary differences become deductible. Based on management’s estimate of projected future taxable income and tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry. Future changes to the Company’s ownership structure could result in limitations to the Company’s use of unutilized tax losses as imposed by Section 382 of the U.S. Internal Revenue Code. As of December 31, 2010, a subsidiary of the Company has foreign tax credit carryforwards which expire in 2018 and 2019 that result in a deferred income tax asset totaling $14,567 (2009 - $nil). As the Company does not expect to generate foreign source income in the future, it has provided a full valuation allowance against the foreign tax credits available for carryforward. On the Company’s acquisition of IESI, IESI issued a $160,000 intercompany note payable (“U.S. note”). Effective August 28, 2007, the U.S. note was cancelled. For the purposes of determining taxable income, IESI has taken the position that the U.S. note and its related interest was commercially reasonable and has deducted the interest paid thereon on this basis. Management has taken steps to ensure that the U.S. note was commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. note as debt or the amount of interest expense deducted, which could increase IESI’s taxable income and accordingly its U.S. federal income tax liability. Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management’s position would be sustained upon examination by the relevant tax authority.

IESI-BFC Ltd. – December 31, 2010 - 104 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) 19. Equity Shareholders’ equity The Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series. Common Shares In connection with the acquisition of WSI, the Company issued 27,971 common shares to WSI’s shareholders on July 2, 2010 representing total net consideration of $551,552. Under the terms of the Agreement and Plan of Merger (“Agreement”), the Company issued 0.5833 of its common shares for each common share issued by WSI and outstanding on the date of close. In accordance with the Agreement, the Company assumed WSI’s stock option plans on closing. Accordingly, the Company is obligated to issue a maximum of 505 common shares as a result of its assumption of WSI’s stock option plans. The options have grant dates ranging from October 26, 2005 to March 16, 2009 and expire between October 26, 2010 and March 16, 2016. The exercise prices for these options range from $7.42 to $18.93. For the period from July 2, 2010 through December 31, 2010, 305 stock options (2009 – nil) have been exercised for total consideration of $4,261 (2009 - $nil). Please see Note 21 for additional details. As of March 9, 2011, an additional 19 stock options have been exercised. In addition, the Company assumed WSI’s unexercised and outstanding warrants to issue 194 common shares at an exercise price of $13.89 per share. These warrants are held by an executive officer of the Company, who is also a director, and certain members of his immediate family. These warrants have an issue date of September 7, 2001 and expire on September 7, 2011, the tenth anniversary from their issuance. On March 6, 2009, the Company closed its public offering of 8,500 common shares for C$9.50 per share, for total gross proceeds of C$80,750. The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility. On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility. Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376. On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, for total gross proceeds of $149,500. The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. long-term debt facility. Aggregate equity issue costs amounted to approximately $11,170 and the related tax effect thereon totaled $3,289. At December 31, 2010, 509 (2009 – 405) common shares were held by the U.S. LTIP plan rabbi trust. Special Shares On October 1, 2008, the Company issued 11,137 special shares to IESI for the benefit of each participating preferred shareholder. Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the participating preferred shares. Participating preferred shareholders have the right to exchange one PPS for one common share of the Company. For each PPS exchanged the same number of special shares is automatically cancelled. At December 31, 2010, all special shares have been cancelled and special shareholders hold no (2009 – 11.9%) voting interest in the Company.

IESI-BFC Ltd. – December 31, 2010 - 105 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Preferred Shares The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2010 and 2009, no preferred shares are issued. Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up. Details of common, restricted and special shares for the year ended December 31, 2010 are as follows: December 31 2010 2009 Common shares Common shares issued and outstanding, beginning of year 82,337 57,569 Restricted common shares issued and outstanding, beginning of year (225) (210) Common shares issued, during the year 27,971 24,725 Common shares issued on exercise of options, during the year 305 - Common shares issued on exchange of PPSs, during the year 11,094 43 Restricted common shares purchased, during the year (52) (15) Common shares issued and outstanding, end of year 121,430 82,112 Restricted common shares Restricted common shares issued and outstanding, beginning of year 225 210 Restricted common shares purchased, during the year 52 15 Restricted common shares issued and outstanding, end of year 277 225 Special shares Special shares issued and outstanding, beginning of year 11,094 11,137 Special shares exchanged, during the year (11,094) (43) Special shares issued and outstanding, end of year - 11,094 Accumulated other comprehensive loss Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities. Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of tax. Foreign currency translation adjustment Derivatives designated as cash flow hedges, net of income tax and settlements Accumulated other comprehensive loss December 31, 2010 Balance, beginning of year (81,539) $ 829 $ (80,710) $ Change, during the year 34,065 2,003 36,068 Balance, end of year (47,474) $ 2,832 $ (44,642) $ December 31, 2009 Balance, beginning of year (103,480) $ (1,260) $ (104,740) $ Change, during the year 21,941 2,089 24,030 Balance, end of year (81,539) $ 829 $ (80,710) $

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table reconciles net income and the weighted average number of shares outstanding at December 31, 2010 and 2009 for the purpose of computing basic and diluted net income per share.

		2010		2009
Net income	$	82,169	$	53,728
Net income attributable to common shareholders	$	74,105	$	47,062
Weighted average number of shares, basic		96,451		73,892
Dilutive effect of PPS equivalents[(i)]		11,028		11,128
Weighted average number of shares, diluted		107,479		85,020
Net income per weighted average share, basic	$	0.77	$	0.64
Net income per weighted average share, diluted	$	0.76	$	0.63
Issued and outstanding share based options (thousands)		2,646		2,246

Note:
[(i)] PPSs issued by IESI were exchangeable for common shares of the Company on a one for one hundred basis. "PPS equivalents" refers to the number of shares issuable by the Company upon each PPS exchange.

Share based options are anti-dilutive to the calculation of net income per share and have been excluded from the calculation.

Non-controlling interest

On the closing of the IESI acquisition, IESI issued 22,266 PPSs which ultimately represented a direct non-controlling interest in the Company. The non-controlling interest was entitled to dividends that were economically equivalent to dividends declared and paid by the Company. PPSs were recorded at their exchange amount, which was measured at the weighted average trading price of the Company's issued equity at the date of issuance. The weighted average trading price represented the average price of the Company's issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and announced. Exchanges of PPSs into shares of the Company were recorded at the carrying value of the PPSs at issuance net of net income loss and dividends attributable to PPSs to the date of exchange. Effective January 1, 2009, the carrying value of non-controlling interest also included their share of other comprehensive income. For the year ended December 31, 2010, 11,094 (2009 – 43) PPSs were exchanged for shares of the Company.

Pursuant to certain mandatory PPS exchange provisions, all remaining outstanding PPS equivalents were exchanged for common shares of the Company on December 31, 2010.

		December 31
	2010 - PPSs	2009 - PPSs
PPSs issued and outstanding, beginning of year	11,094	11,137
PPSs exchanged for shares, during the year	(11,094)	(43)
PPSs issued and outstanding, end of year	-	11,094

IESI-BFC Ltd. – December 31, 2010 - 106

IESI-BFC Ltd. – December 31, 2010 - 107 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Warrants Number of Common Shares Issuable Weighted Average Exercise Price December 31, 2010 Outstanding, beginning of year - - $ Assumed on acquisition, during the year 194 13.89 Exercised, during the year - - Expired, during the year - - Outstanding, end of year 194 13.89 $ As of December 31, 2010, all warrants outstanding are exercisable. 20. Changes in Non-Cash Working Capital Items The following table outlines changes in non-cash working capital items: December 31 2010 2009 Accounts receivable (44,646) $ (4,072) $ Prepaid expenses 520 1,321 Accounts payable 10,715 8,619 Accrued charges 6,834 15,063 Income taxes payable 9,835 4,891 Deferred revenues 3,378 2,356 Effect of foreign currency translation adjustments and other non-cash changes (1,248) (874) Change in non-cash working capital items (14,612) $ 27,304 $ 21. Share Based Compensation Share based options Share based options are granted to certain directors, officers or management employees at the discretion of the Company’s Board of Directors, or its designate. Options, in the absence of any other determination, are exercisable equally on the first, second, third and fourth anniversary and expire on the 10th anniversary of the grant date. The Company has reserved 4,000 shares for issuance under the option plan. The exercise date of options may be accelerated, at the discretion of the Board of Directors, or its designate. Options are not transferable or assignable. On January 9, 2009, the Board of Directors issued 175 share based options, all of which have stock appreciation rights, to one executive of the Company. The options are exercisable equally on the following vesting dates: January 9, 2009 and on December 31, 2010. The options have an exercise price of C$20.00 or $16.77 on the date of issue and grant date market value of C$11.49 or $9.64. On termination of employment without cause, death or disability, the options become immediately exercisable. Unexercised options expire on January 8, 2019. On November 11, 2010, the Board of Directors issued 200 share based options, all of which have stock appreciation rights, to one executive of the Company. The options are exercisable equally on the following vesting dates: November 11, 2010 and May 27, 2011. The options have an exercise price of $22.62 and a grant date market value of $22.41. On termination of employment without cause, death or disability, the options become immediately exercisable. Unexercised options expire on November 10, 2020 At December 31, 2010 the weighted average grant date market value of the share based options outstanding is $20.68 (C$22.74) (2009 - $20.52 (C$22.77)).

IESI-BFC Ltd. – December 31, 2010 - 108 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) 2010 2009 Number of options Weighted average exercise price Number of options Weighted average exercise price Outstanding, beginning of year 2,246 21.66 $ 2,071 22.07 $ Granted, during the year 200 22.62 $ 175 16.77 $ Assumed on acquisition, during the year 505 14.33 $ - - $ Exercised, during the year (305) (13.87) $ - - $ Forfeited, during the year - - $ - - $ Expired, during the year - - $ - - $ Outstanding, end of year 2,646 21.23 $ 2,246 21.66 $ At of December 31, 2010, 2,188 (2009 – 1,831) stock options outstanding are exercisable. The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company’s share price over the expected term. Changes in subjective assumptions can materially affect the estimated fair value of share based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss. In calculating the fair value of the options at December 31, 2010, the following weighted average assumptions were used: 2010 2009 Grant date - February 14, 2006 Dividend yield 2.1% 3.0% Expected volatility 22.8% 49.6% Risk free interest rate 1.2% 1.3% Expected life, stated in years 0.9 1.9 Fair value, per option (in Canadian dollars) 0.61 $ 1.60 $ Grant date - August 25, 2008 Dividend yield 2.1% 3.0% Expected volatility 43.1% 36.9% Risk free interest rate 1.6% 2.3% Expected life, stated in years 3.2 4.0 Fair value, per option (in Canadian dollars) 8.21 $ 3.40 $ Grant date - January 9, 2009 Dividend yield 2.1% 3.0% Expected volatility 39.9% 36.8% Risk free interest rate 1.7% 2.5% Expected life, stated in years 3.5 4.5 Fair value, per option (in Canadian dollars) 8.00 $ 3.54 $ Grant date - November 11, 2010 Dividend yield 2.1% - Expected volatility 34.9% - Risk free interest rate 2.0% - Expected life, stated in years 5.0 - Fair value, per option (in Canadian dollars) 7.15 $ - $

IESI-BFC Ltd. – December 31, 2010 - 109 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Compensation expenses resulting from fair value changes in share based options are recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income. For the year ended December 31, 2010 share based compensation expense amounted to $8,336 (2009 – $2,006). In addition, as of December 31, 2010, unrecognized compensation cost for share based compensation totaled $1,084 (2009 - $1,780). At December 31, 2010, $10,697 (2009 - $2,383) is accrued. The weighted average remaining contractual life of the options is 6.5 years. In determining the expected life of the options, management considered the age of the recipients and duration between the vesting date and date of expiration. These options represent the Company’s first, second, third and fourth option grants. Accordingly, the Company has no historical information with regards to the behaviour of its option recipients. Expected volatility was calculated using changes in monthly share prices for a period commensurate with the remaining term to expected vesting. Restricted shares On June 1, 2009, the Company issued 15 restricted shares, at a weighted average cost of $11.84 per share, to one executive. In conjunction with the restricted share issuance, the Company purchased 15 common shares for total cash consideration of $172. All 15 restricted shares issued have a vesting date of May 31, 2012. On July 2, 2010, the Company issued 52 restricted shares at a weighted average cost of $23.92 per share, to certain executive management. In conjunction with the restricted share issuance, the Company purchased 52 common shares for total cash consideration of $1,241. All 52 restricted shares issued have a vesting date of June 30, 2012. Restricted shares are issued as an incentive for certain executive management (“employees” or “executive management”) to continue their employment with the Company and to align the interests of executive management with the interests of the Company’s shareholders. Restricted shares are purchased by the Company in the open market and are held in trust for the benefit of certain executive management. The restricted shares vest when the employee has satisfied the requisite service period. Executive management forfeits their right to restricted shares upon termination for cause, or resignation without good reason. Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death or disability. Dividends received by the trustee, on restricted shares held for executive management, are paid to the employee. The employee’s interest in restricted shares is not assignable or transferrable. The following table outlines various details pertaining to restricted shares. December 31 2010 2009 Outstanding, beginning of year 225 210 Granted, during the year 52 15 Vested, during the year - - Forfeited, during the year - - Expired, during the year - - Outstanding, end of year 277 225 Weighted average remaining life 0.36 1.10

IESI-BFC Ltd. – December 31, 2010 - 110 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Restricted share expense, recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the year ended December 31, 2010 amounted to $1,977 (2009 - $1,485). If employees satisfy the requisite service period requirement, the Company will record compensation expense in 2011 and 2012: 2011 690 $ 2012 341 1,031 $ Long-term incentive plan Effective January 1, 2003, the Company entered into a trust (the “Trust”) agreement to establish a long-term incentive plan on behalf of certain Canadian employees, officers and directors. The purpose of the Trust is to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold those shares acquired for the benefit of its participants. Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held. Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement. The Company’s maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions. The risk of fluctuations in the price of the Company’s shares is borne by the participants. In February 2006, the Company amended and restated its long-term incentive plan and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries. With the exception of changes to the vesting period, the terms of the long-term incentive plan remain principally unchanged. Shares acquired by the Trust in respect of fiscal year ending December 31, 2004 for the benefit of its participants have vested. Shares acquired by the Trust in respect of fiscal year ending December 31, 2005, and thereafter, will vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year. Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company. The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company’s amended and restated Canadian plan. In 2010, contributions to the long-term incentive plan are calculated at 1.45% (2009 – 1.45%) of operating income before restructuring costs, amortization and gain or loss on sale of capital and landfill assets, adjusted for certain non-recurring or non-operating items. Included in selling, general and administration expenses are $7,032 (2009 - $4,221) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees, officers and directors at December 31, 2010.

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

22. Commitments and Contingencies

(i) The Company leases buildings and equipment under various operating leases. Future lease payments for the next five years ending December 31 and thereafter are as follows:

2011	$	12,011
2012		11,073
2013		10,208
2014		7,579
2015		6,306
Thereafter		17,739
	$	64,916

(ii) The Company is the successor to a license agreement to use the trade name "BFI" and the related logo, subject to certain restrictions. The agreement was amended on February 22, 2002, whereby a one-time equivalent payment of $1,279 (C$2,000) was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (effectively the initial 15-year term). The Company has two additional 10 year extension options at a cost of $603 (C$600) and $1,508 (C$1,500), respectively, per annum.

(iii) The Company enters into various commitments in the normal course of business. At December 31, 2010, the Company has issued letters of credit amounting to $193,546 (2009 - $161,233) and performance bonds totaling $352,331 (2009 - $218,088). Letters of credit are made available to the Company through its long-term debt facilities and are included in the security offered by the Company.

(iv) On the acquisition of IESI, the Company assumed various obligations which require payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes. The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $7,000. Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied. Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount. The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable. Landfill permits acquired on the acquisition of IESI were recorded at their fair values. Accordingly, all contingent amounts paid, and all future contingent payments, in respect of the receipt of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

(v) The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2012. The volume requirements are measured based on an annual average. In the event the Company does not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall. At December 31, 2010, the Company expects to meet its disposal volume target and accordingly no accrual has been made.

IESI-BFC Ltd. – December 31, 2010 - 111

IESI-BFC Ltd. – December 31, 2010 - 112 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) (vi) The Company has an accrued environmental liability of $14,280 (2009 - $13,366) recorded in landfill closure and post-closure costs on the consolidated balance sheet, related principally to an inactive landfill (hereinafter referred to as “Tantalo”), which the Company assumed as part of the IESI acquisition. The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $15,920 (2009 - $13,452). The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007. Tantalo is a 26 acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act. Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater. A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. In addition, IESI purchased a “Cleanup Cost Cap Insurance Policy,” with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability. The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates. However, management believes that its experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as applicable. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material. The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties. (vii) The Company is subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to future resolution. Management's evaluation and analysis of such matters indicates that the resolution thereof will not have a material effect on the Company’s consolidated financial statements. Purchase agreements In April 2007, WSI acquired a company that owns a permit to construct a construction and demolition waste transfer station on land owned by it in Bradenton, Florida. An additional payment of $2,500 is due to the sellers upon the transfer of the company or the property to any non-affiliate of WSI or upon obtaining all necessary permits to operate the transfer station. WSI entered into an agreement to purchase an adjacent parcel of land to its SLD landfill for total consideration of approximately $7,300. Deposits to date total $950 and an additional deposit of $200 is due July 2011. A portion of the deposits will be credited to the total purchase consideration on closing. Deposits made by the Company are not refundable should the purchase not close. 23. Related Party Transactions Related party agreements The Company leases office space which is owned by the son of one of its directors. The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years. The cost of the lease approximates C$300 annually. The Company intends to sublet this lease. The father-in-law of the Company’s Executive Vice President Corporate Development was employed by WSI until his retirement in October 2008. As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

IESI-BFC Ltd. – December 31, 2010 - 113 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Equity accounted investee The Company’s investment in its equity investee is with a related party. The Company has a fifty percent ownership interest in its equity investee. The remaining fifty percent is owned by two trusts. The brother of the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for both trusts. The Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company exercises joint control over its equity investment through its fifty percent ownership interest. The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee. The Chairperson of the investee’s Board of Directors cannot be nominated by the Company. In addition, the Chairperson cannot be a member of the Company’s Board of Directors. The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board. Certain matters are beyond the control of the investee’s board and are resident with its shareholders. These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes. Transactions between the Company and its investee have all been transacted in the normal course of business. These transactions are generally the result of the investee billing the Company for services it provides to the Company. In turn, the Company bills its customers for this service which is measured at the exchange amount. Transactions between the Company and its investee only reflect the Company’s share of the transactions. The Company incurred $270 of charges for the year ended December 31, 2010 from its equity investee which are recorded to operating expenses. A total of $22 is included in accounts payable at December 31, 2010 for amounts owing to the Company’s equity investee. On December 6, 2010, the Company issued an unsecured promissory note to its equity accounted investee for C$750. The promissory note is repayable on demand with no fixed term to maturity. Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to Toronto-Dominion Bank prime plus 2.0% per annum calculated annually, not in advance and payable on maturity. The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions. Other related party transactions A company owned by an officer of a subsidiary of BFI provides transportation services to the Company. Total charges of $1,835 were incurred for the year ended December 31, 2010 which are recorded to operating expenses. All related party transactions are recorded at the exchange amounts.

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

24. Financial Instruments

The following table categorizes the Company's derivative financial assets and liabilities and their fair value amounts. Amounts are recorded as other assets or liabilities on the Company's consolidated balance sheet.

	December 31, 2010 Fair Value	December 31, 2009 Fair Value
Financial assets		
Derivatives not designated in a hedging relationship		
Current - commodity swaps	$ -	$ 362
Long-term - commodity swaps	$ 548	$ 279
Derivatives designated in a hedging relationship		
Current - commodity swaps	$ 1,928	$ 408
Long-term - commodity swaps	$ 1,325	$ 1,295
Long-term - interest rate swaps	$ 2,891	$ -
Financial liabilities		
Derivatives not designated in a hedging relationship		
Current - interest rate swaps	$ 6,091	$ 8,312
Long-term - interest rate swaps	$ 1,391	$ 3,611

The following table outlines the hierarchical measurement categories for the fair value of various financial assets and liabilities at December 31, 2010:

	Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Cash and cash equivalents	$ 13,406	$ -	$ -	$ 13,406
Funded landfill post-closure costs	$ 8,949	$ -	$ -	$ 8,949
Other assets - commodity swaps (designated in a hedging relationship)	$ -	$ -	$ 3,253	$ 3,253
Other assets - commodity swaps	$ -	$ -	$ 548	$ 548
Other assets - interest rate swaps (designated in a hedging relationship)	$ -	$ 2,891	$ -	$ 2,891
Other liabilities - interest rate swaps	$ -	$ (7,482)	$ -	$ (7,482)
	$ 22,355	$ (4,591)	$ 3,801	$ 21,565

December 31, 2009

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents	$ 4,991	$ -	$ -	$ 4,991
Funded landfill post-closure costs	$ 8,102	$ -	$ -	$ 8,102
Other assets - commodity swaps (designated in a hedging relationship)	$ -	$ -	$ 1,703	$ 1,703
Other assets - commodity swaps	$ -	$ -	$ 641	$ 641
Other liabilities - interest rate swaps	$ -	$ (11,923)	$ -	$ (11,923)
	$ 13,093	$ (11,923)	$ 2,344	$ 3,514

IESI-BFC Ltd. – December 31, 2010 - 114

IESI-BFC Ltd. – December 31, 2010 - 115 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) The following table outlines the change in fair value for Level 3 inputs for the periods ended December 31, 2010 and 2009: December 31 Significant unobservable inputs (Level 3) 2010 2009 Balance, beginning of year 2,344 $ (1,891) $ Realized gains included in the statement of operations, during the year 113 408 Unrealized (losses) gains included in the statement of operations, during the year (122) 588 Unrealized gains included in accumulated other comprehensive loss, during the year 1,550 3,594 Settlements (113) (408) Foreign currency translation adjustment 29 53 Balance, end of year 3,801 $ 2,344 $ Fair value Funded landfill post-closure costs are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets. The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values. The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared. In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values. The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively. Hedge accounting The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect, for the years ended December 31, 2010 and 2009. December 31 2010 2009 Derivatives designated as cash flow hedges, net of income tax Other comprehensive income, interest rate swaps 1,272 $ - $ Other comprehensive income, commodity swaps 939 2,717 Total other comprehensive income, net of income tax 2,211 $ 2,717 $

IESI-BFC Ltd. – December 31, 2010 - 116 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) At December 31, 2010, commodity and interest rate swaps accounted for as cash flow hedges were determined to be highly effective. Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise. The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses are reclassified to operating expenses as diesel fuel is consumed. The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $1,928 (2009 - $787). The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices. The Company measures and records any ineffectiveness on interest rate swaps using regression analysis. Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $1,145 (2009 - $nil). However, the actual amount reclassified to net income is dependent on future movements in interest rates. Interest rate and commodity swaps The Company is subject to credit risk on certain interest rate and commodity swaps (collectively the “agreements”). The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility, some of which has been designated for hedge accounting. In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations. The Company’s corporate treasury function is charged with arranging and approving all agreements. Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets on the Company’s consolidated balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired. In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company has entered into the following commodity swaps as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$ 3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$ 2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$ 2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$ 2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$ 2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$ 2.34	NYMEX Heating Oil Index	January 2013	May 2013

Canadian fuel hedges

Date entered	Notional amount (litres per month-expressed in litres)	Diesel rate paid (expressed in C$'s)	Diesel rate received variable	Effective date	Expiration date
September 2009	325,000	$ 0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$ 0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$ 0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$ 0.65	NYMEX Heating Oil Index	January 2012	June 2012

The contractual maturities of the Company's derivatives are as follows:

	December 31, 2010				
	Payments due				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Derivative					
Interest rate swaps	$ 10,159	$ 5,649	$ 4,510	$ -	$ -
Commodity swaps	$ 1,636	$ 577	$ 1,059	$ -	$ -

Amounts recorded to net gain on financial instruments for the year ended December 31, 2010 total ($5,493) (2009 – ($1,562)), in aggregate. The net gain on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs ($29) (2009 – $67), interest rate swaps ($5,586) (2009 – ($1,041)) and fuel hedges $122 (2009 – ($588)).

Estimated fair value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued charges approximates fair value due to the relatively short-term maturities of these instruments. Funded landfill post-closure costs and derivative financial instruments are recorded on the consolidated balance sheet at fair value.

At December 31, 2010, the estimated fair value of the direct finance lease receivables applying an interest rate consistent with the credit quality of the instrument is $1,511 (2009 - $1,867), compared to the carrying amount of $1,278 (2009 - $1,759).

At December 31, 2010, the debentures estimated fair value is approximately $74,800 (2009 - $71,700) compared to the carrying amount of $58,315 (2009 - $55,418).

At December 31, 2010, the estimated fair value of the 2005 Seneca IRB Facility is approximately $44,800 (2009 - $40,725) compared to the carrying amount of $45,000 (2009 - $45,000).

IESI-BFC Ltd. – December 31, 2010 - 117

IESI-BFC Ltd. – December 31, 2010 - 118 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) At December 31, 2010, the estimated fair value of long-term debt bearing interest at variable rates approximates its carrying amount. The Company believes that renegotiation of its variable rate long-term debt would result in equivalent pricing than it currently enjoys. However, because the Company’s variable rate facilities are non-amortizing, the current carrying amount of the Company’s variable rate long-term debt approximates its carrying amount. Fair value methods and assumptions Financial assets and liabilities recorded at fair value, as and where applicable, and included in other assets and other liabilities on the Company’s consolidated balance sheets are as follows: funded landfill post-closure costs, and interest rate and commodity swaps. Deposits made to the social utility trust, and recorded as funded landfill post-closure costs on the consolidated balance sheet, are invested by the social utility trust trustee. Statements of invested amounts are supplied to the Company by the social utility trust trustee and are prepared from quoted market prices for the underlying investments. The fair value of interest rate and commodity swaps are determined by management with the assistance of third parties. 25. Segmented Reporting The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast. The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities. The geographic location of each business segment limits the volume and amount of transactions between them. As a result of the acquisition of WSI, the Company has elected to exclude Corporate costs in the determination of each business segment’s performance. Corporate includes certain executive costs, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support functions. Corporate also includes transaction and related costs and fair value changes for stock options. Prior year amounts have been changed to conform to the current year’s presentation. The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 3). The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

		December 31		
		2010		2009
Revenues				
Canada	$	584,141	$	349,288
U.S. south		502,308		340,187
U.S. northeast		343,316		318,991
Corporate		-		-
	$	1,429,765	$	1,008,466
Revenues less operating and selling, general and administration expenses				
Canada	$	216,976	$	140,644
U.S. south		142,264		92,909
U.S. northeast		97,444		90,237
Corporate		(59,757)		(40,274)
	$	396,927	$	283,516
Amortization				
Canada	$	79,325	$	48,240
U.S. south		67,555		48,217
U.S. northeast		58,799		58,973
Corporate		1,987		1,272
	$	207,666	$	156,702
Net gain on sale of capital and landfill assets	$	(414)	$	(198)
Restructuring expenses	$	5,180	$	-
Operating income	$	184,495	$	127,012

									December 31, 2010	
		Canada		U.S. south		U.S. northeast		Corporate		Total
Goodwill	$	378,884	$	297,078	$	405,906	$	-	$	1,081,868
Capital assets	$	306,744	$	339,629	$	102,040	$	9,874	$	758,287
Landfill assets	$	236,855	$	396,450	$	342,386	$	-	$	975,691
Total Assets	$	1,195,747	$	1,208,450	$	954,029	$	32,261	$	3,390,487

									December 31, 2009	
		Canada		U.S. south		U.S. northeast		Corporate		Total
Goodwill	$	59,884	$	168,374	$	402,212	$	-	$	630,470
Capital assets	$	160,868	$	171,083	$	105,174	$	2,609	$	439,734
Landfill assets	$	175,154	$	140,027	$	346,557	$	-	$	661,738
Total Assets	$	484,373	$	534,296	$	957,911	$	21,007	$	1,997,587

26. Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee. The Company's primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities. Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement. Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties. The maximum amount of any potential future payment cannot be reasonably estimated. These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2011 and 2021.

IESI-BFC Ltd. – December 31, 2010 - 119

IESI-BFC Ltd. – December 31, 2010 - 120 IESI-BFC Ltd. Notes to the Consolidated Financial Statements For the years ended December 31, 2010 and 2009 (in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated) Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries. The maximum amount of any potential future payment cannot be reasonably estimated. The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills. Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances. Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties. The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated. Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate. The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations. As of December 31, 2010, the Company has not been required to compensate any homeowner under the PVPP. In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated. The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued in the consolidated balance sheet with respect to these agreements. The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000. The term and potential reimbursement varies with the matter indemnified.

DIRECTORS

James J. Forese
Non-Executive Chairman

Keith A. Carrigan
Vice Chairman

Michael G. DeGroote
Director

Daniel M. Dickinson[3]
Director

Charles F. Flood[4]
Vice Chairman

Douglas W. Knight[1]
Director

Daniel R. Milliard[2]
Director

[1] *Chair of the Audit Committee*
[2] *Chair of the Governance and Nominating Committee*
[3] *Chair of the Compensation Committee*
[4] *Chair of the Environmental Health and Safety Committee*

EXECUTIVE MANAGEMENT

Keith A. Carrigan
Vice Chairman and Chief Executive Officer

Joseph D. Quarin
President and Chief Operating Officer

Thomas J. Cowee
Vice President and Chief Financial Officer

CORPORATE MANAGEMENT

William P. Hulligan
Executive Vice President, U.S. Operations
President, IESI Corporation

Dan Pio
Vice President and Chief Operating Officer, Canada

Thomas L. Brown
Senior Vice President and Chief Operating Officer, U.S.

Izzie Abrams
Vice President, Business Development and Government Relations, Canada

Ivan Cairns
Vice President and General Counsel

Robert Chee
Vice President, Tax, U.S.

William Chyfetz
Vice President, Associate General Counsel and Secretary

Chaya M. Cooperberg
Vice President, Investor Relations and Corporate Communications

Thomas S. Fowler
Senior Vice President, General Counsel, U.S.

Howard M. Goldby
Vice President, Environmental Management and Technology Group

William P. M. Herman
Vice President, Finance and Corporate Controller

Stephen T. Moody
Vice President and Corporate Controller, U.S.

Ronald L. Neese
Vice President, Information Systems

Gordon D. Peckham
Senior Vice President and Chief Development Officer, U.S.

Scott Richards
Vice President, Internal Audit

REGIONAL MANAGEMENT

Edward L. Apuzzi
Vice President, Northeast Region, U.S.

John C. Gustafson, Jr.
Vice President, Texas Region, U.S.

Yves Normandin
Vice President, Quebec, Canada

Joseph Rajotte
Vice President, Western Canada Region

Rob Ross
Vice President, Eastern Canada Region

Phillip L. Smith
Vice President, South Central Region, U.S.

CORPORATE INFORMATION

Head Office
IESI-BFC Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3

Phone: 905.532.7510
Fax: 905.532.7580
Website: www.iesi-bfc.com

Investor Relations
For further information about IESI-BFC Ltd. or to be placed on the mailing list for news releases, please contact:

Investor Relations
Phone: 905.532.7510
Email:
investorrelations@bficanada.com

Auditors
Deloitte & Touche LLP,
Toronto, Ontario

Stock Exchange Listing
New York Stock Exchange
Toronto Stock Exchange
Trading Symbol: BIN

Transfer Agent and Registrar
Computershare Trust
Company of Canada
100 University Avenue
Toronto, Ontario M5J 2Y1

Annual General Meeting of Shareholders
Wednesday, May 25, 2011
at 2:00 pm (ET)
Design Exchange
234 Bay Street
Toronto, Ontario M5K 1B2

IESI-BFC Ltd. Annual Report 2010 121

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